Exhibit 2.1

MEMBERSHIP INTERESTS PURCHASE AGREEMENT

BY AND AMONG

ROYALTY PHARMA, LLC,
as the Company,

RP MANAGEMENT, LLC,
as RPM

THE “SELLERS” NAMED HEREIN,

Pablo Legorreta,
as the Seller Representative,

AND

Royalty Pharma Holdings Ltd.,
as Buyer

January 10, 2025

TABLE OF CONTENTS

Page

Article I. PURCHASE AND SALE OF THE COMPANY UNITS	2
1.1 Purchase and Sale	2
Article II. CLOSING CONSIDERATION; CLOSING	2
2.1 Closing	2
2.2 Closing Consideration	3
2.3 Deliveries at the Closing	4
2.4 Withholding	6
2.5 Allocation of Purchase Price	6
2.6 Post-Closing Adjustments	7
2.7 Post-Closing Vesting/Forfeiture	9
Article III. REPRESENTATIONS AND WARRANTIES OF THE BUSINESS ENTITIES	9
3.1 Organization and Capitalization	10
3.2 Authority	11
3.3 Non-Contravention	12
3.4 Subsidiaries	12
3.5 Financial	12
3.6 Subsequent Events	14
3.7 Absence of Liabilities	15
3.8 Legal Compliance	15
3.9 Title to Properties	18
3.10 Tax Matters	18
3.11 Intellectual Property	20
3.12 Contracts and Commitments	21
3.13 Insurance	22
3.14 Litigation	23
3.15 Employees and Independent Contractors	23
3.16 Employee Benefits	24
3.17 Environmental and Safety	26
3.18 Data Privacy; Computer Systems	26
3.19 Real Estate	27
3.20 Funds	28
3.21 Related party transactions	28
3.22 Brokers	28
3.24 No Other Representations or Warranties	29
Article IV. REPRESENTATIONS AND WARRANTIES OF EACH SELLER	29
4.1 Organization and capitalization	29
4.2 Title to Company Units	29
4.3 Authority	30
4.4 Non-Contravention	30

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4.5 Litigation	30
4.6 Investment	31
4.7 Brokers	31
4.9 No Other Representations or Warranties	31
REPRESENTATIONS AND WARRANTIES OF BUYER	31
5.1 Organization	31
5.2 Authority	32
5.3 Non-Contravention	32
5.4 Brokers	32
5.5 Sufficiency of Funding	32
5.6 Legal Proceedings	32
5.7 No Reliance	32
5.8 No Other Representations or Warranties	33
Article VI. INDEMNIFICATION	33
6.1 Survival	33
6.2 Indemnification from sellers	34
6.3 Indemnification from Buyer	34
6.4 Baskets; Caps	35
6.5 Indemnity Procedures	36
6.6 Determination of Adverse Consequences	38
6.7 Materiality Scrape	39
6.8 Recovery	39
6.9 Exclusive Remedy	39
6.10 Tax Treatment of Indemnification Payments	39
Article VII. ADDITIONAL AGREEMENTS; COVENANTS	39
7.1 Conduct of the business	39
7.2 Efforts	41
7.3 Transfer Taxes	44
7.4 Further Assurances	46
7.5 Expenses	46
7.6 d&o Indemnification and Insurance	46
7.7 tax matters	47
7.8 New RPM Reorganization	52
7.9 Employment Offers	52
7.10 restrictive covenants	52
7.11 confidentiality	54
7.12 carried interest	54
7.13 termination of related party agreements and accounts	55
7.14 access to information	55
7.15 Post-closing access to books and records	56
7.16 RPM Credit Document Assumption	56
7.17 certain insurance matters	56
7.18 certain filings	57
7.19 shareholders meeting	58

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7.20 Equity Incentive Plan	59
7.21 Class C shareholder approval	59
Article VIII. CONDITIONS PRECEDENT	59
8.1 Conditions Precedent to the Obligations of Each Party	59
8.2 Additional Conditions Precedent to the Obligations of the Buyer	59
8.3 Additional Conditions Precedent to the Obligations of the Sellers and Company	61
Article IX. TERMINATION	61
9.1 Termination Prior to the Closing	61
9.2 Notice of Termination; Effect of Termination	62
Article X. DEFINITIONS	63
Article XI. MISCELLANEOUS	80
11.1 No Third Party Beneficiaries	80
11.2 Entire Agreement	80
11.3 Successors and Assigns	80
11.4 Counterparts; Execution	80
11.5 Headings	80
11.6 Right of Set Off	81
11.7 Notices	81
11.8 Governing Law	82
11.9 Amendments and Waivers	82
11.10 Incorporation of Exhibits and Schedules	82
11.11 Construction	82
11.12 Independence of Covenants and Representations and Warranties	83
11.13 Remedies	83
11.14 Severability	83
11.15 Waiver of Jury Trial	84
11.16 Jurisdiction and Venue; Service of Process; Equitable Remedies	84
11.17 Public Announcements	85
11.18 Provision Respecting Legal Representation	86
11.19 Appointment and Authorization of the Seller Representative	86

Schedule A	Schedule of Sellers and Company Units
Schedule B	RPM Credit Document Assumption Term Sheet
Schedule C	Excluded Business

Exhibit A	New RPM Reorganization
Exhibit B	Voting Agreement
Exhibit C	Form Offer Letter
Exhibit D	Form Restrictive Covenants Agreement
Exhibit E	Illustrative Calculation of Net Working Capital

iii

MEMBERSHIP INTERESTS PURCHASE AGREEMENT

THIS MEMBERSHIP INTERESTS PURCHASE AGREEMENT (this “Agreement”), dated as of January 10, 2025, is entered into by and among:

(i)	ROYALTY PHARMA, LLC, a Delaware limited liability company (the “Company”);

(ii)	RP MANAGEMENT, LLC, a Delaware limited liability company, as the owner of the equity securities of the Company as of the date hereof (“RPM”);

(iii)	each of PABLO LEGORRETA, an individual (“Legorreta”), RPM I, LLC, a Delaware limited liability company (“RPM I”), and RP MIP Holdings, LLC, a Delaware limited liability company (“RP MIP”), as the owners of the equity securities of RPM as of the date hereof and the then-current owners of the equity securities of the Company as of immediately prior to the Closing (each, a “Seller” and, collectively, the “Sellers”);

(iv)	Legorreta, as the representative of the Sellers (the “Seller Representative”); and

(v)	Royalty Pharma Holdings Ltd., a limited company formed under the Laws of England and Wales (“Buyer”).

The Company, RPM, the Sellers, the Seller Representative and Buyer are referred to herein collectively as the “Parties” and each, a “Party”. Capitalized terms not otherwise defined shall have the meanings set forth in Article X.

RECITALS

WHEREAS, on the date hereof, RPM is the record and beneficial owner of 100% of the equity interests of the Company (each, individually, a “Company Unit” and, collectively, the “Company Units”);

WHEREAS, prior to the Closing, RPM and the Sellers desire to undertake a corporate reorganization in accordance with the steps outlined on Exhibit A attached hereto (the “New RPM Reorganization”);

WHEREAS, as a result of the New RPM Reorganization, (a) the Company and its Subsidiaries will hold all of the assets related to the Business other than the assets related to the Excluded Business, and (b) each Seller will be the record and beneficial owners of the Company Units set forth opposite such Seller’s name on Schedule A;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to Buyer’s willingness to enter into this Agreement, Legorreta and certain equityholders of RP MIP have entered into a voting and support agreement with Buyer in the form attached hereto as Exhibit B (each, a “Voting Agreement”), pursuant to which such Persons have agreed to vote in favor of, and support the consummation of, the Transactions in accordance with the terms thereof;

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, the Sellers desire to sell and transfer, and the Buyer desires to purchase, all the Company Units in exchange for the Closing Consideration upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of Royalty Pharma plc (the “Board”), the parent of the Buyer (“Buyer Parent”), including a majority of the disinterested directors on the Board, has (i) determined that it is fair to, and in the best interests of the Buyer for the benefit of its shareholders as a whole and Buyer Parent for the benefit of its shareholders as a whole for the Buyer to enter into this Agreement, (ii) approved and declared advisable this Agreement and the execution, delivery and performance by Buyer of this Agreement and the transactions contemplated hereby, (iii) directed that the approval of this Agreement (including the transactions contemplated hereby) be submitted to a vote at a meeting of the shareholders of Buyer Parent, and (iv) recommended that the shareholders of Buyer Parent approve this Agreement and approve the transactions hereby on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of Buyer, acting in accordance with the terms of a board direction received from the Board of Buyer Parent, has (i) determined that it is fair to, and in the best interests of the Buyer for the benefit of its shareholders as a whole for the Buyer to enter into this Agreement, (ii) approved and declared advisable this Agreement and the execution, delivery and performance by Buyer of this Agreement and the transactions contemplated hereby, (iii) directed that the approval of this Agreement (including the transactions contemplated hereby) be submitted to shareholders of Buyer for approval, and (iv) submitted to the shareholders of Buyer resolutions approving this Agreement and the transactions contemplated hereby on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, as of the date hereof, Buyer Parent has approved resolutions approving this Agreement and the transactions contemplated hereby for the purposes of the UK Companies Act 2006.

NOW, THEREFORE, in consideration of these premises, the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:

Article I.
PURCHASE AND SALE OF THE COMPANY UNITS

1.1    Purchase and Sale. Subject to the terms and conditions hereof, and in reliance on the representations, warranties and agreements set forth in this Agreement, at the Closing: (a) each Seller shall, severally and not jointly, sell, transfer, assign and convey to the Buyer all of the Company Units held by such Seller, and (b) the Buyer shall purchase, acquire and accept the Company Units, in exchange for the Closing Consideration.

Article II.
CLOSING CONSIDERATION; CLOSING

2.1    Closing. The closing of the acquisition of the Company Units contemplated by this Agreement shall take place remotely via the exchange of documents and signatures as soon as reasonably practicable (and in no event later than three (3) Business Days) after the satisfaction (or waiver by the Party entitled to so waive) of each of the conditions to the obligations of the Parties set forth in Article VIII of this Agreement (other than those conditions that, by their terms, can be satisfied only at the Closing (as defined below), but subject to the satisfaction (or waiver by the Party entitled to so waive) of such conditions at the Closing), or at such other time and place or on such other date as the Seller Representative and the Buyer mutually agreed upon in writing (the “Closing”). The date on which the Closing occurs shall be referred to as the “Closing Date.”

2.2    Closing Consideration.

(a)     The aggregate consideration (the “Closing Consideration”) for the sale, transfer and delivery of the Company Units by the Sellers to Buyer shall be an amount equal to the Aggregate Cash Consideration, plus the Aggregate Stock Consideration. The Aggregate Cash Consideration shall be paid on an estimated basis at Closing, as provided in Section 2.2(c), and shall be subject to the adjustments provided below in Section 2.6.

(b)     Subject to the terms and conditions hereof, at the Closing, the Buyer shall deliver, or cause to be delivered, the Closing Consideration as follows:

(i)    the Buyer shall pay, or cause to be paid, the aggregate amount of Unpaid Transaction Costs as specified on the Company Closing Certificate;

(ii)    the Buyer shall pay, or cause to be paid, to the Sellers, via wire transfer of funds, an aggregate amount equal to the Aggregate Cash Consideration, in accordance with the written payment instructions provided to the Buyer in accordance with Section 2.2(c); and

(iii)         the Buyer shall deliver, or cause to be delivered, to, or for the benefit of, the Sellers the Aggregate Stock Consideration, including by delivering instructions to Buyer’s Transfer Agent and Depositary in respect of any delivery of Buyer Shares, in accordance with the written delivery instructions provided to Buyer in accordance with Section 2.2(c).

(c)     At least three (3) Business Days prior to the Closing, the Seller Representative shall prepare and deliver to the Buyer (i) an estimated consolidated balance sheet of the Company as of the Effective Time, prepared in good faith in accordance with the Accounting Principles (the “Estimated Closing Date Balance Sheet”), (ii) a written payment instruction for each applicable Seller, and (iii) a certificate (the “Company Closing Certificate”) specifying in reasonable detail the following: (A) good faith estimates of the Aggregate Cash Consideration and the amount of each component and subcomponent thereof, calculated in accordance with the definition thereof in Article X and based on the Estimated Closing Date Balance Sheet and in a manner consistent with the Accounting Principles (the “Estimated Aggregate Cash Consideration”), together with reasonably detailed supporting documentation therefor and the amounts and wire transfer details for the payees in respect of all Unpaid Transaction Costs, (B) the applicable portion of the Aggregate Cash Consideration to be wired to each applicable Seller and (C) the applicable number of Buyer Shares, or depositary receipts representing such Buyer Shares, to be delivered to, or for the benefit of, each applicable Seller in respect of the Aggregate Stock Consideration, in each case in clauses (B) and (C), in accordance with a schedule allocating such amounts in accordance with the Company’s Fundamental Documents or as otherwise determined by the Seller Representative and reasonably acceptable to Buyer (an “Allocation Schedule”) to be delivered by the Seller Representative to the Buyer together with the Company Closing Certificate. Buyer may, until one Business Day prior to the Closing Date, provide the Seller Representative with comments to the Company Closing Certificate, and the Company shall consider such comments in good faith provided, that, the Parties agree that the Company is under no obligation to accept such comments. In the event that the Company agrees with any such comments, the Company shall update the Company Closing Certificate to reflect such agreement. Seller Representative, RPM and the Company shall reasonably cooperate with Buyer and its Representatives in the review and comment on the Company Closing Certificate and shall promptly provide Buyer and its Representatives (i) all supporting documentation reasonably requested by Buyer in connection with Buyer’s review of the preliminary and final Company Closing Certificate and (ii) reasonable access to RPM’s and the Company’s books and records (including financial records, work papers, schedules, memoranda and supporting documents and calculations) and reasonable access to Company employees, in each case, used to prepare the Company Closing Certificate prior to Closing. Notwithstanding anything to the contrary in this Agreement or any investigation or examination conducted, or any knowledge possessed or acquired, by or on behalf of Buyer or its Affiliates, (i) it is expressly acknowledged and agreed that Buyer and its Affiliates shall be entitled to rely on the Allocation Schedule, without any obligation to investigate or verify the accuracy or correctness thereof, and to make payments in accordance therewith and (ii) in no event shall Buyer or its Affiliates have any Liability to any Person (including the Sellers Representative and each of the Sellers) in connection with any claims relating to any alleged inaccuracy or miscalculations in, or otherwise relating to, the preparation of the Allocation Schedule and the allocation set forth therein or payments made by any Person (including Buyer and its Affiliates) in accordance therewith.

2.3    Deliveries at the Closing.

(a)     At or prior to the Closing, the Sellers shall deliver, or cause to be delivered, to the Buyer:

(i)    the Company Units and any assignment, instrument of transfer and membership interest powers representing the Company Units, duly executed by each Seller with respect to all Company Units held by such Seller;

(ii)    a certificate of the managing member of the Company certifying as to (A) copies of the Fundamental Documents of the Company, (B) authorizing resolutions of the managing member of the Company approving the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, and (C) the good standing or existence of the Company in its jurisdiction of formation;

(iii)         a certificate of the managing member of the Company certifying that the conditions set forth in Section 8.2(a) (solely with respect to the representations and warranties made by the Company), Section 8.2(b) (solely with respect to the covenants of the Company), Section 8.2(c) and Section 8.2(d) have been fulfilled;

(iv)       a certificate of a duly authorized signatory of each Seller certifying that the conditions set forth in Section 8.2(a) (solely with respect to the representations and warranties made by such Seller) and Section 8.2(b) (solely with respect to the covenants of such Seller) have been fulfilled;

(v)     a properly completed and duly executed IRS Form W-9 with respect to each Seller;

(vi)    definitive documentation providing that the obligations of RPM under the RPM Credit Documents (other than Accrued Interest) have been assumed by the Buyer (whether through an amendment, amendment and restatement, modification, assignment and assumption, or otherwise), which documentation and assumption shall be consistent in all material respects with the terms set forth in Schedule B attached hereto and other terms reasonably satisfactory to the Buyer and the Seller Representative (the “RPM Credit Document Assumption”), duly executed by the Company, RPM and the other parties thereto;

(vii)    the Amended and Restated Management Agreements, duly executed by the Company or the applicable Subsidiary thereof, on the one hand, and the applicable counterparty, on the other hand, and effective as of the Closing;

(viii)    the Support Services Agreement duly executed and delivered by the Company, Royalty Pharma II, LLC and RPM and effective as of the Closing;

(ix)    an amended and restated exchange agreement in respect of the Class B Shares of Buyer, amending and restating the exchange agreement dated December 31, 2024, among Buyer Parent, Buyer, RPI US Partners 2019, LP, RPI International Holdings 2019, LP, RPI International Partners 2019, LP, RPI US Feeder 2019, LP, RPI International Feeder 2019, LP and RPI EPA Vehicle, LLC, to extend to Buyer Shares following redesignation as Class B Shares of Buyer, in form and substance reasonably satisfactory to the Buyer and Seller Representative (the “A&R Exchange Agreement”), duly executed and delivered by Sellers and the parties to the Existing Exchange Agreement (other than Buyer and Buyer Parent) and effective as of the Closing;

(x)     the amended and restated registration rights agreement amending that certain Registration Rights Agreement, dated June 18, 2020, among Buyer Parent and Sellers reflecting the redesignation of Buyer Shares, in form and substance reasonably satisfactory to the Buyer and Seller Representative (the “A&R Registration Right Agreement”), duly executed and delivered by Sellers and effective as of the Closing;

(xi)    restrictive covenants agreements in substantially the form of the Form Restrictive Covenants Agreement duly executed by the Individual Equityholders set forth on Section 2.3(a)(xi) of the Disclosure Schedules (the “Restrictive Covenants Agreements”); and

(xii)    evidence reasonably satisfactory to the Buyer of the clearance of each of the Company and Royalty Pharma II, LLC, its wholly-owned subsidiary, by the Central Bank of Ireland (the “Central Bank”) for appointment as a non-EU alternative investment fund manager and discretionary investment manager of Irish authorized Qualified Investor Alternative Investment Funds which have been authorized pursuant to European Union (Alternative Investment Fund Managers) Regulations 2013 (S.I. No. 257 of 2013), which implement Directive 2011/61/EU of the European Parliament and of the Council of 8 June 2011 on Alternative Investment Fund (such clearance to be granted by the Central Bank in accordance with the notification process contemplated pursuant to ID1086 of the current edition of the Central Bank AIFMD Questions and Answers (49th edition, dated 27 November 2023) and any related guidance published by the Central Bank).

(b)     At or prior to the Closing, the Buyer shall deliver, or cause to be delivered, to the Seller Representative or the Sellers, as applicable:

(i)    the Closing Consideration which is to be distributed to the applicable payees in accordance with Section 2.2(b);

(ii)    a certificate of a director of Buyer certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been fulfilled;

(iii)      the RPM Credit Document Assumption, duly executed by the Buyer;

(iv)    the A&R Exchange Agreement, duly executed and delivered by Buyer and Buyer Parent and effective as of the Closing;

(v)     the A&R Registration Rights Agreement, duly executed and delivered by Buyer Parent and effective as of the Closing; and

(vi)    the Restrictive Covenants Agreements duly executed by the Buyer.

2.4    Withholding. The amounts payable to the Sellers under this Agreement shall be paid by the Buyer in full without any deduction or withholding, except any deduction or withholding for taxes as required under the Code or any other provision of applicable Laws. Subject to the Intended Tax Treatment, each of the Sellers, the Buyer and their respective Affiliates shall be entitled to deduct and withhold from the amount otherwise payable pursuant to this Agreement any such amounts that are so required to be deducted and withheld. If the Buyer determines any withholding is required with respect to any payment under this Agreement, Buyer shall promptly notify the Sellers of any such proposed withholding and shall cooperate in good faith to provide the Sellers with a reasonable opportunity to demonstrate that such withholding is not applicable or to reduce the amount of, or eliminate the necessity for, such withholding. To the extent that amounts are so deducted or withheld by the Buyer, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding were made.

2.5    Allocation of Purchase Price. The Parties agree that the fair market value of the Company (determined based on the value of the Closing Consideration and any other items properly treated as consideration for U.S. federal income tax purposes) shall be allocated among the assets of the Company for U.S. federal and applicable state and local income tax purposes in accordance with Sections 751, 755 and 1060 of the Code, as applicable, and the Treasury Regulations promulgated thereunder and any similar provision of U.S. state or local Law, as appropriate. Within 90 days after the final determination of the post-Closing adjustments to the Closing Consideration, Seller Representative shall prepare and deliver to Buyer a draft of such allocation (the “Allocation”), prepared in accordance with applicable Law as reasonably determined by the Seller Representative, to which Buyer may provide any comments to Seller Representative within 30 days after delivery. Seller Representative shall consider such comments in good faith and incorporate any reasonable comments timely received from Buyer. If Buyer and Seller Representative are unable to agree that such Allocation was determined in accordance with applicable Law as reasonably determined by the Seller Representative, the reasonableness of Seller Representative’s determination shall be determined in the manner described in Section 2.6(b) – (d), mutatis mutandis. The Allocation, including if and to the extent so revised in accordance with this Section 2.5, shall be conclusive and binding upon Sellers and the Buyer. The Allocation shall be adjusted, as necessary, in a manner consistent with the Allocation to reflect any subsequent adjustments to the Closing Consideration. None of Parties shall take any position for U.S. federal and applicable U.S. state and local income tax purposes (whether in audits, Tax Returns or otherwise) that is inconsistent with the Allocation, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of U.S. state or local Law). In the event that the Allocation is disputed by any Taxing Authority, the party to this Agreement receiving notice of such dispute shall promptly notify the other parties in writing of such notice and resolution of the dispute.

2.6    Post-Closing Adjustments.

(a)     Not later than forty-five (45) days after the Closing Date, Buyer shall prepare and deliver to the Seller Representative each of the following: (i) a consolidated balance sheet of the Company as of the Effective Time, prepared in good faith in accordance with the Accounting Principles (each, a “Closing Date Balance Sheet”), and (ii) a statement (each such statement, the “Closing Date Statement”) specifying in reasonable detail the following: (A) Buyer’s calculation of (1) Closing Management Fee Payments, (2) Closing Net Working Capital, (3) Closing Cash, (4) Closing Indebtedness, (5) Unpaid Transaction Costs, (B) based on the amounts set forth in the preceding clauses (1) – (5), Buyer’s calculation of the Aggregate Cash Consideration, together with reasonably detailed supporting documentation therefor, (C) based on the amount set forth in the preceding clause (B), the Consideration Surplus or Consideration Deficiency, as applicable, and (D) the applicable portion of the Consideration Surplus to be wired to each applicable Seller or Consideration Deficiency to be paid by each applicable Seller, as applicable. If the Seller Representative does not object to any item or amount set forth on the Closing Date Statement within twenty (20) Business Days after receipt of the Closing Date Statement, all items and amounts set forth on the Closing Date Statement shall be deemed final and conclusive and binding upon the Parties. If the Seller Representative does not agree with any item or amount reflected on the Closing Date Statement, the Seller Representative shall so inform the Buyer in writing (a “Dispute Notice”) within twenty (20) Business Days after its receipt of the Closing Date Statement, the Dispute Notice to set forth the disputed item or amount in reasonable detail (including the specific adjustments that the Seller Representative proposes to be made to the Closing Date Statement taking into account the information then available to the Seller Representative), and the provisions of Section 2.6(b) shall apply; provided, that all items and amounts set forth on the Closing Date Statement which are not specifically referenced in the Dispute Notice shall be deemed final and conclusive and binding upon the Parties and not subject to review under the provisions of Section 2.6(b). The Seller Representative may not deliver more than one Dispute Notice.

(b)     During the twenty (20) Business Day period following delivery of a timely Dispute Notice by the Seller Representative to the Buyer, the Buyer and the Seller Representative shall seek in good faith to resolve any differences that they may have with respect to the disputed items or amounts specified therein. Any disputed items or amounts resolved in writing between the Buyer and the Seller Representative within such twenty (20) Business Day period shall be final and conclusive and binding upon the Parties. If the Seller Representative and the Buyer cannot reach agreement as to any disputed item or amount set forth in the Dispute Notice within such twenty (20) Business Day period, they shall forthwith refer only such remaining disputed items or amounts to an accounting firm of recognized standing in the United States mutually agreeable to the Seller Representative and the Buyer (the “Independent Accountant”). The Independent Accountant shall offer the Parties the opportunity to provide written submissions regarding their positions as to such remaining disputed items or amounts (together with any necessary or appropriate supporting material and data), which written submissions shall be provided to the Independent Accountant, if at all, no later than ten (10) Business Days after the engagement of the Independent Accountant (the “Submission Period”). The determination of the Independent Accountant shall be based solely on the written submissions by the Buyer and the Seller Representative and shall not be based on an independent investigation. The Independent Accountant shall be bound by the terms of this Agreement, including the definition of Aggregate Cash Consideration and the terms of this Section 2.6(b). Within fifteen (15) Business Days after the end of the Submission Period, the Independent Accountant shall deliver a written report resolving only such remaining disputed items or amounts, and setting forth the basis for such resolution. In preparing its report, the Independent Accountant shall only assign amounts to the values that are or are between the values as submitted by the Seller Representative, on the one hand, or the Buyer, on the other hand. The decision of the Independent Accountant under this Section 2.6(b) with respect to such remaining disputed items or amounts shall be deemed final and conclusive and shall be binding upon the Parties absent manifest error or fraud. Any such decision of the Independent Accountant shall be able to be submitted by the prevailing party to any courts located in the United States or elsewhere for enforcement in accordance with the Federal Arbitration Act, any convention relating to arbitral awards, other Law, or otherwise.

(c)     The Seller Representative shall be entitled, at its own expense and during normal business hours upon reasonable prior notice, to have reasonable access, at the Company’s offices, to the books and records of the Business and the work papers of the Company prepared specifically in connection with the Closing Date Balance Sheet and the Closing Date Statement.

(d)     The Seller Representative (on behalf of the Sellers at the Closing), on the one hand, and the Buyer, on the other hand, shall pay their own respective costs and expenses incurred in connection with the matters described in this Section 2.6; provided, that the fees and expenses of any Independent Accountant selected pursuant to Section 2.6(b) shall be borne by the Buyer (on the one hand) and such Sellers (which shall be allocated severally (and not jointly) based on their respective Percentage Interests) (on the other hand) in the proportion that the aggregate amount of the disputed items or amounts submitted to the Independent Accountant that are unsuccessfully disputed thereby bears to the aggregate amount of all disputed items or amounts submitted to the Independent Accountant (which allocation shall be determined by and set forth in the written report of the Independent Accountant).

(e)     Adjustments to Aggregate Cash Consideration.

(i)    If the Final Aggregate Cash Consideration exceeds the Estimated Aggregate Cash Consideration (such difference being the “Consideration Surplus”), then the Buyer shall pay each Seller’s portion of the Consideration Surplus (which shall be allocated in accordance with an Allocation Schedule to be delivered by the Seller Representative to the Buyer three (3) Business Days prior to such payment) to such Seller in cash in accordance with the written payment instructions delivered together with the Closing Date Statement.

(ii)    If the Estimated Aggregate Cash Consideration exceeds the Final Aggregate Cash Consideration (such difference being the “Consideration Deficiency”), then each Seller shall deliver to the Buyer an amount in cash equal to such Seller’s portion of the Consideration Deficiency (which shall be allocated severally (and not jointly) in accordance with an Allocation Schedule to be delivered by the Seller Representative to the Buyer three (3) Business Days prior to such payment).

(iii)      Any payment required to be delivered pursuant to this Section 2.6(e) shall be delivered within three (3) Business Days after the Final Aggregate Cash Consideration is determined as provided in Section 2.6(b). All payments made pursuant to this Section 2.6(e) shall be treated as adjustments to the purchase price for Tax purposes, except as otherwise required by applicable Laws.

2.7    Post-Closing VESTING/FORFEITURE. The Parties agree that, notwithstanding anything to the contrary herein, the Aggregate Stock Consideration delivered to the Sellers, including for the further benefit of the Individual Equityholders, shall be subject to vesting and forfeiture in accordance with the applicable terms and conditions set forth on Section 2.7 of the Disclosure Schedule; provided, that, any Aggregate Stock Consideration received by any Sellers other than Legorreta and RPM I and, if applicable, the Individual Equityholders, for which the corresponding units of RP MIP have vested prior to the Closing shall not be subject to any additional vesting requirements (the “Prior Vested Amounts”). To the extent the Individual Equityholders directly receive Aggregate Stock Consideration other than Aggregate Stock Consideration in respect of Prior Vested Amounts, each such Individual Equityholder’s receipt of any Aggregate Stock Consideration will be subject to and contingent upon each such Individual Equityholder’s prior execution of an agreement between, amongst others, the relevant Individual Equityholder and the Buyer in a form reasonably satisfactory to Buyer and Seller Representative, setting forth (i) the vesting and forfeiture conditions set forth on Section 2.7 of the Disclosure Schedule applicable to such Individual Equityholder, (ii) restrictive covenants substantially consistent with such Individual Equityholder’s existing restrictive covenant obligations and which entitle Buyer Parent and its Affiliates to all remedies available by law or equity in the event of a breach of such covenants (including the right to injunctive relief in the event of a breach) and (iii) such other terms and conditions consistent with those set forth on Section 2.7 of the Disclosure Schedule (the “Stock Consideration Agreement”). Any such Aggregate Stock Consideration which is forfeited by the applicable holder shall, automatically and without any action required by any party, be redesignated as a Deferred Share (except as otherwise expressly set forth on Section 2.7(d) of the Disclosure Schedules).

Article III.
REPRESENTATIONS AND WARRANTIES OF THE BUSINESS ENTITIES

Except as set forth in the Disclosure Schedules, RPM and the Company jointly and severally represents and warrants to the Buyer as of the date hereof and as of the Closing as follows:

3.1    Organization and Capitalization.

(a)     Each of the Business Entities is duly organized, validly existing and in good standing under the Laws of the state in which it was formed or incorporated. Each of the Business Entities is qualified to do business in every jurisdiction in which the failure to so qualify would reasonably be expected to have a Material Adverse Effect, taken as a whole.

(b)     The authorized and outstanding Company Units are (i) as of the date hereof, owned and held of record by RPM, and (ii) as of immediately prior to the Closing and after giving effect to the New RPM Reorganization, owned and held of record by the Sellers as set forth on Section 3.1(b) of the Disclosure Schedules (including the number of such Company Units attributable to each Seller thereto). The Company Units constitute all the issued and outstanding limited liability company interests of the Company. The Company Units were duly authorized, validly issued, fully paid and nonassessable. Except for the Company Units and other than as contemplated by the New RPM Reorganization, there are no outstanding or authorized (A) limited liability company or membership interests or other equity interests of the Company, (B) other than as set forth in the Company’s Fundamental Documents, options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, rights of first refusal, preemptive rights, or other contracts or commitments that require the Company to issue, sell, or otherwise cause to become outstanding any of its limited liability company or membership interests or other equity interests, or (C) other than existing awards by RP MIP, equity or equity-based compensation, membership interest appreciation, phantom membership interest, profit participation or similar rights with respect to the Company. Except as set forth in the Company’s Fundamental Documents, there are no voting trusts, proxies or other agreements or understandings with respect to the voting of the limited liability company interests of the Company. At the Closing, the Company Units will be free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such units (other than restrictions on transfer arising under applicable state and federal securities Laws or provided in the Company’s Fundamental Documents). The Company Units were issued in compliance with (x) all applicable securities Laws or exemptions therefrom and (y) any preemptive rights, rights of first refusal or similar rights created by applicable Law, such Company’s Fundamental Documents and any Contract to which the Company is bound.

(c)     All of authorized and outstanding equity interests of any kind of any Subsidiary of the Company are (or will be following the New RPM Reorganization) owned directly or indirectly by the Company and held of record by the holder(s) thereof as set forth on Section 3.1(c) of the Disclosure Schedules (the “Subsidiary Interests”). The outstanding Subsidiary Interests with respect to each such Subsidiary constitute all the issued and outstanding limited liability company interests or other equity interests of such Subsidiary and were duly authorized, validly issued, fully paid and nonassessable. Except for the Subsidiary Interests, other than as contemplated by the New RPM Reorganization, there are no outstanding or authorized (i) limited liability company or membership interests or other equity interests of any such Subsidiary, (ii) other than as set forth in the Fundamental Documents of any such Subsidiary, options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, rights of first refusal, preemptive rights, or other contracts or commitments that require any such Subsidiary to issue, sell, or otherwise cause to become outstanding any of its equity interests, or (iii) membership interest appreciation, phantom membership interest, profit participation or similar rights with respect to any such Subsidiary. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of the limited liability company interests or other equity interests of any such Subsidiary. At the Closing, the Subsidiary Interests will be free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such units (other than restrictions on transfer arising under applicable state and federal securities Laws or provided in the Company’s Fundamental Documents)). The Subsidiary Interests were issued in compliance with (x) all applicable securities Laws or exemptions therefrom and (y) any preemptive rights, rights of first refusal or similar rights created by applicable Law, such Subsidiaries’ Fundamental Documents and any Contract to which such Subsidiary is bound.

(d)     Prior to the date hereof, the Company has provided to Buyer a true and complete schedule (the “Equity Award Schedule”) that sets forth all outstanding equity interests of RP MIP and, for each equity or equity-based award with respect to the Company, RPM or RP MIP (including any profits interests or phantom profits interests) (including Item 3 of Section 3.16(h)(i) of the Disclosure Schedules, the holder, type of award, grant date, number of units or shares, vesting schedule and, if applicable, threshold/benchmark value and expiration date. Five days prior to the Closing Date, the Company will provide Buyer with a revised version of the Equity Award Schedule, updated as of such date. The equity interests and awards set forth or required to be set forth on the Equity Award Schedule (the “RP MIP Interests”) were duly authorized, validly issued, fully paid and nonassessable. Except for the RP MIP Interests, there are no outstanding or authorized (A) limited liability company or members’ interests or other equity interests of RP MIP, (B) other than as set forth in the Fundamental Documents of RP MIP, options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, rights of first refusal, preemptive rights, or other contracts or commitments that require RP MIP to issue, sell, or otherwise cause to become outstanding any of its limited liability company or members’ interests or other equity interests, or (C) except as set forth in Item 3 of Section 3.16(h)(i) of the Disclosure Schedules, membership interest appreciation, phantom membership interest, profit participation or similar rights with respect to the Company, RPM or RP MIP. The Company has provided Buyer with the forms of award, grant or similar agreements governing the awards set forth on the Equity Award Schedule and no individualized award agreement materially differs from such forms. Each holder of a Class B, Class C or Class D Unit of RP MIP has made a valid and timely election under Section 83(b) of the Code with respect thereto.

3.2    Authority. Each of the Business Entities has all requisite limited liability company (or equivalent) power and authority to own and operate the Business and to carry on the Business as now conducted. Each of the Business Entities has all requisite limited liability company power and authority to execute and deliver each Document to which it is a party and any and all instruments necessary or appropriate in order to effectuate fully the terms and conditions of each such Document and all related Transactions and to perform its obligations under each such Document. Each of the Business Entities’ requisite limited liability company (or equivalent) approval or other action required to execute and deliver each Document to which it is a party and any and all instruments necessary or appropriate in order to effectuate fully the terms and conditions of each such Document and all related Transactions has been obtained, and no other corporate proceedings or actions are necessary to authorize this Agreement, execute and deliver each Document and consummate the Transactions. Each Document to which a Business Entity is a party constitutes the valid and legally binding obligation of the applicable Business Entity (assuming that such Document has been duly and validly authorized, executed and delivered by the other parties thereto), enforceable against the Business Entities in accordance with its terms and conditions, except as such enforcement is subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting creditors’ rights.

3.3    Non-Contravention. Except as set forth on Section 3.3 of the Disclosure Schedules and assuming that all requisite consents, approvals and authorizations (i) set forth on Exhibit A in connection with the New RPM Reorganization, (ii) in connection with the RPM Credit Document Assumption, (iii) under the HSR Act, (iv) of the Clients of the Business Entities under the Advisers Act (or any similar non-U.S. Laws), and (v) referred to in clauses (iv) – (vi) of the following sentence are obtained, neither the execution, delivery and performance of the Documents by the Business Entities, nor the consummation of the Transactions (including the New RPM Reorganization), shall (a) violate any Law as to which the Business Entities or the Company Units are subject, (b) violate any provision of the Fundamental Documents of the Business Entities, (c) conflict with, result in a breach of, constitute a default (or an event which with notice, lapse of time or both would constitute a default) under, or give rise to any right of termination, modification, cancellation or acceleration of any right or obligation of the Business Entities or to a loss of any benefit to which the Business Entities is entitled under any provision under, any Material Contract to which any of the Business Entities is a party or by which any of the assets of the Business Entities are bound or (d) result in the imposition of any Lien upon any of the assets of the Business Entities (other than Permitted Liens), except in the case of clauses (a), (c) and (d), as would not reasonably be expected to be, individually or in the aggregate, material to the Business Entities (taken as a whole) or prevent or materially delay the consummation of the Closing. Other than (i) as set forth on Exhibit A in connection with the New RPM Reorganization, (ii) under the HSR Act, (iii) as required under the Advisers Act (or any similar non-U.S. Laws), (iv) the filing of the Proxy Statement with the SEC and the resolution of the SEC’s comments thereon, if any, by the SEC, and compliance with and such other filings under the Securities Act and the Exchange Act as may be required in connection with this Agreement or the Transactions, (v) notifications, filings, notices or other submissions by the Company under the rules and regulations of Nasdaq, or (vi) compliance with and filings and approvals under any applicable international, federal or state securities or “blue sky” Laws, none of the Business Entities is required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Authority or any consent or approval of any other Person in order for the Business Entities to consummate the Transactions, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business Entities (taken as a whole) or prevent or materially delay the consummation of the Closing.

3.4    Subsidiaries. Except as set forth on Section 3.4 of the Disclosure Schedules, for the ownership of Subsidiary Interests (which may be owned by the Company prior to and will be owned by the Company following the consummation of the New RPM Reorganization), the Company does not have any Subsidiaries, nor does the Company own, directly or indirectly, any stock or partnership, limited liability company or other equity interest or joint venture interest in, or any security issued by, any other Person.

3.5    Financial.

(a)     True, correct and complete copies of the following financial statements have been made available to the Buyer:

(i)    the audited consolidated balance sheets of RPM and its Subsidiaries for the fiscal years ended December 31, 2022 and December 31, 2023 and the related consolidated statements of income, changes in members’ equity and cash flows of RPM and its Subsidiaries for the fiscal years ended December 31, 2022 and December 31, 2023 (collectively, the “Annual Financial Statements”); and

(ii)    the unaudited consolidated balance sheet of the RPM and its Subsidiaries for the nine month period ended September 30, 2024 (the “Latest Balance Sheet”), and the related consolidated statements of income, changes in members’ equity and cash flows of RPM and its Subsidiaries for the nine month period ended September 30, 2024 (the “Interim Financial Statements” and together with the Annual Financial Statements listed in clause (i) above, the “Financial Statements”).

(b)     Except as identified on Section 3.5(b) of the Disclosure Schedules, each of the Financial Statements (including the notes thereto) (i) have been prepared in accordance with the books and records of RPM and its Subsidiaries (which are true and correct in all material respects), (ii) fairly presents in all material respects the financial condition, results of operations and retained earnings, and changes in cash flow and members’ equity which it purports to present as of the dates thereof and for the periods indicated thereon, and (iii) have been prepared in accordance with GAAP consistently applied throughout the periods covered thereby, subject with respect to clauses (ii) and (iii) and in the case of the Interim Financial Statements, to the lack of footnotes and other presentation items and normal recurring year-end adjustments. As of the date hereof, none of the Business Entities has any Funded Indebtedness of the types referred to in clauses (a), (b), (d) or (f) of the definition thereof, other than under the RPM Credit Documents.

(c)     To the Knowledge of the Company, RPM and its Subsidiaries have maintained accurate books and records reflecting their assets and liabilities, and maintained systems of internal accounting controls sufficient to provide reasonable assurances that: (i) all material transactions are executed in accordance with management’s general or specific authorization; (ii) all material transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) ensure the reliability of financial reporting and the preparation of the financial statements and (iv) implement disclosure controls and procedures to ensure that material information is made known to the management of RPM and its Subsidiaries.

(d)     Except as set forth in Section 3.5(d) of the Disclosure Schedules, there are no off-balance sheet arrangements of any type (including any off-balance sheet arrangement that would be required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K of the SEC) pertaining to RPM or any of its Subsidiaries.

(e)     There are no material deficiencies in the design or operation of RPM’s or any of its Subsidiaries’ internal accounting controls that are reasonably likely to adversely affect in any material respect the ability of RPM or any of its Subsidiaries to record, process, summarize and report financial data or material weaknesses in internal controls over financial reporting. Since the

Reference Date, RPM and its Subsidiaries have not identified any fraud, whether or not material, with respect to RPM or any of its Subsidiaries that involved management or other employees of RPM or any of its Subsidiaries who have a significant role in RPM’s or any its Subsidiaries’ internal accounting controls.

3.6    Subsequent Events.

(a)     Since the Latest Balance Sheet Date, except as specifically required pursuant to this Agreement or as may be required to consummate the New RPM Reorganization, (x) the Business Entities have operated the Business in all material respects in the Ordinary Course of Business, and (y) the Business Entities have not suffered any Material Adverse Effect.

(b)     Since the Latest Balance Sheet Date, except as may be required to consummate the New RPM Reorganization or as set forth on Section 3.6(b) of the Disclosure Schedules:

(i)    none of the Business Entities has issued or sold (or authorized to issue or sell), or made any redemptions, repurchases or acquisitions in respect of the outstanding equity interests of any of the Business Entities, except in the Ordinary Course of Business or in connection with employment matters, including upon the termination or retirement of an employee;

(ii)    none of the Business Entities has declared, set aside or paid any non-cash dividends, or made any distributions in respect of their equity securities, except for (A) dividends or other distributions paid by any wholly-owned Subsidiary of the Business Entities to any other Business Entity, and (B) tax distributions contemplated under the Fundamental Documents of the Business Entities;

(iii)      none of the Business Entities has incurred, assumed, guaranteed or otherwise become liable or obligated with respect to any Funded Indebtedness or made any loan or advance to any Person;

(iv)    none of the Business Entities has incurred any Liens (other than Permitted Liens) upon any of their assets;

(v)     none of the Business Entities has sold, leased, transferred, assigned or otherwise disposed of any of their respective material non-cash assets, tangible or intangible, including by merger or consolidation, other than pursuant to any Material Contract;

(vi)    none of the Business Entities has merged into or with, consolidated with, made any material investment in, any material loan to, or any material acquisition of the business, securities or assets of, any other Person (or series of related investments, loans, and acquisitions), including by merger or consolidation, except with respect to its Subsidiaries;

(vii)    other than with respect to any routine filing extensions in the Ordinary Course of Business, none of the Business Entities has failed to prepare and timely file any material Tax Returns required to be filed during such period or failed to timely withhold and remit any employment Taxes, made or changed any material Tax election, changed any annual Tax accounting period, adopted or changed any method of Tax accounting, filed any amended Tax Return, entered into any closing agreement, settled any material Tax claim or assessment, surrendered any right to claim a Tax refund, offset or other reduction in Tax Liability, or consented to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

(viii)    none of the Business Entities has changed the accounting methods, principles or practices utilized by the Business Entities, except as required by GAAP or applicable Law;

(ix)    none of the Business Entities has adopted a plan or agreement of complete or partial liquidation, dissolution, merger, divisive merger, consolidation, restructuring, or otherwise effected a recapitalization or other material reorganization;

(x)     none of the Business Entities has granted or paid any material increase in the compensation of any of its directors, officers, employees or individual independent contractors other than in the Ordinary Course of Business;

(xi)    none of the Business Entities has commenced, settled or compromised any Proceeding for an amount in excess of one million dollars ($1,000,000); or

(xii)    none of the Business Entities has entered into any binding agreement or commitment to do any of the foregoing.

3.7    Absence of Liabilities. The Business Entities have no Liabilities, except for Liabilities (a) that are reserved against or reflected in the Financial Statements, (b) which have arisen since the Latest Balance Sheet Date in the Ordinary Course of Business or in connection with the New RPM Reorganization or the Transactions, (c) that are solely related to the Excluded Business or (d) that would not reasonably be expected to be, individually or in the aggregate, material to the Business Entities (taken as a whole).

3.8    Legal Compliance.

(a)     The Business Entities are, and since the Reference Date have been, in compliance in all material respects with all applicable Laws, Orders and Permits, and no Proceeding is pending or, to the Knowledge of the Company, threatened alleging any failure to so comply, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business Entities (taken as a whole).

(b)     The Business Entities have, and since the Reference Date have had, all material Permits necessary to conduct the business as currently conducted, and all such Permits (i) constitute all material Permits used or required in the conduct of the Business as presently conducted, (ii) are in full force and effect, (iii) have not been violated in any material respect, and (iv) are not subject to any pending or, to the Knowledge of the Company, threatened Proceeding seeking their revocation or limitation. Since the Reference Date, none of the Business Entities has received any written notice of any default or violation, or of any proposed non-renewal, cancellation, revocation, termination or modification of any such material Permit.

(c)     RPM is registered with the SEC as an “investment adviser” under the Advisers Act. RPM has made available to the Buyer prior to the date of this Agreement a true and correct copy of the Form ADV (Part 1 and Part 2A and Part 2B) of RPM in effect on the date of this Agreement.

RPM is, and at all times required by applicable Law has been, registered, licensed or qualified as an investment advisor in each jurisdiction where the conduct of its business required such registration, license or qualification, except where the failure to be so registered, licensed or qualified would not reasonably be expected to have a Material Adverse Effect.

(d)     RPM and its Subsidiaries are not, and have never been (i) required to be registered, licensed or qualified as a bank, trust company, broker-dealer, commodity broker-dealer, commodity pool operator, commodity trading advisor, real estate broker, insurance company, insurance broker or transfer agent under any applicable Law or (ii) subject to any liability or disability by reason of any failure to be so registered, licensed or qualified. Since the Reference Date, none of RPM or any of its Subsidiaries has received any notice of any Proceeding concerning any failure to obtain any bank, trust company, broker-dealer, commodity broker-dealer, commodity pool operator, commodity trading advisor, real estate broker, insurance company, insurance broker or transfer agent registration, license or qualification. The Company has not previously operated any business.

(e)     None of the Business Entities nor any manager, director or executive officer, nor, to the Knowledge of the Company, any other officer or any other employee of the Business Entities, is, or has been, (i) subject to any cease and desist, censure or other disciplinary or similar order issued by, (ii) a party to any consent agreement, memorandum of understanding or disciplinary agreement with, (iii) a party to any commitment letter or similar undertaking to, (iv) subject to any order or directive by, or (v) a recipient of any supervisory letter from, in each case, any Governmental Authority, and none of them is, to the Knowledge of the Company, threatened with the imposition or receipt of any of the foregoing.

(f)      No exemptive orders, “no-action” letters or similar exemptions or regulatory relief have been obtained, nor are any requests pending therefor, by or with respect to the Business Entities or the Funds, nor any manager, director or executive officer, nor, to the Knowledge of the Company, any other officer, or any other employee of the Business Entities in connection with the Business other than that certain no-action letter addressed to Royalty Pharma by the staff of the Division of Investment Management publicly available on August 13, 2010.

(g)     To the extent required by applicable Law, RPM has since the Reference Date, and the Company will have by the Closing Date, implemented one or more formal codes of ethics, insider trading policies, personal trading policies and compliance manual. Such codes of ethics and policies are reasonably designed to comply with the Advisers Act and the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) in all material respects. To the Knowledge of the Company, since the Reference Date, there have been no violations of RPM’s code of ethics, insider trading policies, personal trading policies and compliance manual that would reasonably be expected to have a Material Adverse Effect.

(h)     Since the Reference Date, the Business Entities have complied in all material respects with applicable anti-money laundering laws. Since the Reference Date, none of the Business Entities has been subject to any enforcement or supervisory action by any Governmental Authority related to its compliance with applicable anti-money laundering Laws. None of the Business Entities is, or is owned or controlled by any Person that is or is acting for, on behalf or at the direction of any Person that is, a target of economic, financial or trade sanctions or restrictive measures, legislation, rules, regulations or orders administered by OFAC, including Subtitle B, Chapter V of Title 31 of the U.S. Code of Federal Regulations; (ii) the Trading with the Enemy Act, (iii) the Sanctions and Anti-Money Laundering Act 2018; or (iv) the Regulation (EC) No 2580/2001, in each case as amended from time to time (clauses (i)-(iv) collectively, “Sanctions”) (such Person, a “Sanctioned Person”). Since the Reference Date, the Business Entities have not transacted business in any material respect with: (A) any person appearing on the Specially Designated Nationals and Blocked Persons List maintained by OFAC; and (B) any other person, country, territory, individual or entity with whom a transaction is prohibited by applicable OFAC sanctions programs.

(i)    Since the Reference Date, neither the Business Entities nor any manager, director or executive officer, nor, to the Knowledge of the Company, any other officer or any other employee of the Business Entities: (i) has been indicted for or convicted of any felony or any crime involving fraud, misrepresentation or insider trading, (ii) is subject to any outstanding Order barring, suspending or otherwise materially limiting the right of such Person to engage in any activity conducted as part of the Business, (iii) is the subject of any on-going investigation by any Governmental Authority materially affecting such Person’s ability to conduct any activity conducted as part of the Business, or (iv) been denied any Permit materially affecting such Person’s ability to conduct any activity conducted as part of the Business.

(j)    Since the Reference Date, none of the Business Entities nor any manager, director or executive officer, nor, to the Knowledge of the Company, any other officer, or any other employee of the Business Entities, has taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (“FCPA”) or the Bribery Act 2010 (the “Bribery Act”). Since the Reference Date, neither the Business Entities nor any manager, director or executive officer, nor, to the Knowledge of the Company, any other officer, or any other employee of the Business Entities, has (i) made, offered to make or promised to make any payments of money or other thing of value to any governmental or political official, (ii) established or maintained any unlawful or unrecorded fund of monies or other assets or (iii) made any false or fictitious entries in the books or records of the Business Entities, in each case, in violation of the FCPA or the Bribery Act.

(k)     RPM has in a timely manner filed all material documents, together with any amendments required to be made with respect thereto, that it was required to file with any Governmental Authority and Self-Regulatory Organization (including on Form ADV and Form PF), in a form which was accurate in all material respects with the requirements of applicable Law, and has paid all fees and assessments due and payable in connection therewith.  Any and all disclosures made by RPM since the applicable date to any Governmental Authority and Self-Regulatory Organization were true and accurate in all material respects as of the date of such disclosure.

(l)    Each manager, director or executive officer and, to the Knowledge of the Company, each other officer or employee of RPM or any Affiliate who is required to be registered or licensed in connection with their duties to the Business as a registered representative, investment adviser representative, salesperson, mortgage broker, insurance broker, property manager, leasing representative or equivalent with any Governmental Authority is so licensed as of the date hereof. Each manager, director or executive officer and, to the Knowledge of the Company, the Business

Entities and their other officers and employees are not disqualified from acting as such under the Advisers Act or other applicable Law.

(m)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all remedial actions necessary to cure the deficiencies or violations set forth in any deficiency letters or examination reports from any Governmental Authority that have been received by RPM or any Fund since the Reference Date have been taken by RPM and the Funds, as applicable.

3.9    Title to Properties. The Company and its Subsidiaries, after giving effect to the New RPM Reorganization, will own or have a valid leasehold interest in, all material property, material real property and material personal property (excluding the Intellectual Property of the Company and its Subsidiaries), and other assets (x) reflected in the Financial Statements or (y) acquired by the Company and its Subsidiaries after the Latest Balance Sheet Date which, in each case, are required for the conduct of the Business, other than properties and assets sold or otherwise disposed of in the Ordinary Course of Business since the Latest Balance Sheet Date. The property and assets owned or leased by the Company and its Subsidiaries, after giving effect to the New RPM Reorganization, or which it otherwise has the right to use, constitutes all of the material property and material assets used or held for use by the Business Entities or any other Person for the conduct of the Business (excluding the Excluded Business) and are sufficient to conduct the Business (excluding the Excluded Business) as currently conducted in all material respects.

3.10    Tax Matters.

(a)     Each of the Business Entities has through the date hereof filed or caused to be filed in a timely manner (within any applicable extension periods) all Tax Returns required to be filed by it with the appropriate Governmental Authorities in all jurisdictions in which such Tax Returns are required to be filed and has timely paid all Taxes shown to be due thereon and all such Tax Returns are true, correct and complete in all material aspects.

(b)     Each of the Business Entities has (or has caused to be), in accordance with applicable Law, timely and properly withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer or any other Person and complied in all material respects with all reporting and backup withholding requirements of applicable Law with respect to such payments.

(c)     No Liens (other than Permitted Liens) have been filed or otherwise exist with respect to the assets of the Business Entities. The Sellers have not been notified by the IRS, or any other taxing authority that any issues have been raised (and are currently pending) by the IRS, or any other taxing authority in connection with the Business Entities or any Tax Return of each of the Business Entities. There is no action, suit, proceeding, investigation, audit or claim now proposed or pending in writing against or with respect to any of the Business Entities. No waivers of statutes of limitations have been given or requested with respect to the Business Entities.

(d)     There are no pending or proposed Tax audits of the Business Entities nor of any of their Tax Returns.

(e)     The Business Entities are not directly or indirectly responsible for the Taxes of any other Person imposed on the Business Entities as a transferee or successor, by Law, contract or otherwise.

(f)      Neither the Business Entities nor any predecessor (i) has ever been a member of a group filing a consolidated, affiliated, combined or other group Tax Return, or (ii) has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Tax Law), as a transferee or successor, by assumption, by contract or otherwise.

(g)     The Business Entities are not currently the beneficiary of any extension of time within which to file any Tax Return, other than any such extension automatically granted in the ordinary course of business.

(h)     RPM is and, after completion of the New RPM Reorganization, the Company will be treated as a partnership for U.S. federal income tax purposes. Section 3.10(h) of the Disclosure Schedules sets forth the entity status of each of the other Business Entities for U.S. federal income tax purposes. Except as set forth on Section 3.10(h) of the Disclosure Schedules, each of the other Business Entities has been treated as either a partnership or a disregarded entity for U.S. federal income tax purposes since its formation.

(i)    No Business Entity will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) beginning after the Closing Date, as a result of any (i) change in, or use of an improper, method of accounting for a Tax period (or portion thereof) ending on or before the Closing Date, including under Section 481(a) of the Code or any similar provision of Applicable Law, (ii) installment sale or other open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received or paid, or deferred revenue accrued, on or prior to the Closing, or (iv) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax Law) executed on or prior to the Closing Date.

(j)    No Business Entity has participated in or has any liability or obligation with respect to any “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the United States Treasury Regulations.

(k)     No Business Entity that is classified as a partnership for U.S. federal income tax purposes has elected to be subject at the partnership level to an income Tax imposed by a State, a political subdivision thereof, or the District of Columbia, in each case, other than any pass-through entity tax or similar entity-level tax imposed by any jurisdiction on such Business Entity in lieu of a tax on one or more of such Business Entity’s partners, members or owners.

(l)    No claim has ever been made in writing by an authority in a jurisdiction where the Business Entities do not file Tax Returns that the Business Entities are or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction.

(m)    The Business Entities have not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(n)     Neither the execution and delivery of this Agreement, nor the consummation of the Transactions contemplated hereby (either alone or in conjunction with any other event) will result in any payment being nondeductible under Section 280G of the Code or subject to an excise tax under Section 4999 of the Code.

3.11    Intellectual Property.

(a)     Other than the Licensed Intellectual Property owned by a third party, the Business Entities, excluding the Excluded Business, collectively solely and exclusively own (free and clear of all Liens other than Permitted Liens) and have the right to sell, license and dispose of, and have the right to bring actions for the infringement of, and, where necessary, and except for Intellectual Property that has not been registered or applied for registration, has made timely application for registration of, all Owned Intellectual Property of the Business Entities, excluding the Excluded Business, necessary to the conduct of the Business as currently conducted and, to the Knowledge of the Company, such rights to use, sell, license, dispose of and bring actions are exclusive with respect to such registered Intellectual Property. The Business Entities, excluding the Excluded Business, own or have a valid and enforceable right to use any and all Intellectual Property material to or necessary for, the conduct of their respective businesses as currently conducted.

(b)     All of the registered or applied for Owned Intellectual Property is duly registered or filed in the name of a Business Entity and is subsisting with the intellectual property office before which it is registered or pending and not subject of any opposition, interference, cancellation or other proceeding. None of the Owned Intellectual Property has been adjudged invalid or unenforceable in whole or part and, to the Knowledge of the Company, the Owned Intellectual Property is valid and enforceable.

(c)     To the Knowledge of the Company, (i) none of the Business Entities, excluding the Excluded Business, nor the conduct of their respective businesses, have infringed upon, misappropriated, violated or otherwise come into conflict with, or are infringing upon, misappropriating, violating or otherwise conflicting with, any Intellectual Property rights of third parties and (ii) none of the Business Entities, excluding the Excluded Business, have committed any acts constituting unfair competition under applicable Law. None of the Business Entities, excluding the Excluded Business, have received any written charge, complaint, claim, threat, demand or notice (1) alleging any such infringement, misappropriation, violation, conflict or act of unfair competition or (2) based upon, or challenging or seeking to deny or restrict, the rights of any Business Entity in any Owned Intellectual Property or Licensed Intellectual Property.

(d)     To the Knowledge of the Company, no activity, service or procedure currently conducted or proposed to be conducted by any of the Business Entities, excluding the Excluded Business, violates any agreement governing the use of Licensed Intellectual Property, and the use of such Licensed Intellectual Property by the Business Entities has been in all material respects and is in accordance in all material respects with the terms of any such agreement, including any terms pertaining to permitted usage and number of licenses granted thereunder.

(e)     The Business Entities, excluding the Excluded Business, have taken commercially reasonable steps to protect, enforce and preserve the confidentiality of any and all material Trade Secrets and material confidential information of the Business Entities. To the Knowledge of the

Company, there has been no unauthorized use or disclosure of any such confidential information or Trade Secrets.

(f)      Except as would not reasonably be expected to materially impair the operation of the Business of the Business Entities (taken as a whole), excluding the Excluded Business, all current and former employees, consultants and contractors of the Business Entities who have contributed to the creation or development of any material Owned Intellectual Property have assigned or transferred (by operation of law or pursuant to a present assignment set forth in a binding, written Contract) to the Business Entities, any ownership of such Intellectual Property.

(g)     None of the Business Entities, excluding the Excluded Business, has sent to any third party or otherwise communicated to another Person any charge, complaint, claim, demand or notice asserting infringement or misappropriation of, or other conflict with, any Intellectual Property right of the Business Entities by such other Person or any acts of unfair competition by such other Person, nor, to the Knowledge of the Company, is any such infringement, misappropriation, conflict or act of unfair competition occurring or threatened.

3.12    Contracts and Commitments.

(a)    Section 3.12(a) of the Disclosure Schedules lists all of the following Contracts to which any of the Business Entities is party or by which any of the assets of any of the Business Entities is bound, in each case to the extent related to the Business, and excluding any Contract solely related to the Excluded Business or any Plan (any Contract set forth or required to be set forth on Section 3.12(a) of the Disclosure Schedule, together with any Contract entered into after the date hereof that would have been required to be set forth on Section 3.12(a) of the Disclosure Schedule had such Contract been in effect on the date hereof, collectively, the “Material Contracts”):

(i)    Management Agreements;

(ii)    Contracts relating to Funded Indebtedness or to the mortgaging, pledging or otherwise placing a Lien (other than Permitted Liens) on any asset or group of assets of the Business Entities, or guarantees of any obligation for borrowed money;

(iii)    Contracts (including the Real Property Leases) under which any of the Business Entities is the lessee, sublessee, occupant, holder or operator of any material real or personal property owned by any other party;

(iv)    Contracts pursuant to which any Business Entity grants or obtains any license, sublicense, right to use or other grant of rights with respect to, or covenant not to be sued under, any material Intellectual Property (other than (A) Contracts granting rights to use commercially available Software or information, in each case, that is generally available with annual payments by the Business Entities of less than $2,000,000 and (B) non-exclusive licenses entered into in the ordinary course of business);

(v)    other than the Fundamental Documents of the Business Entities and the Management Agreements, Contracts purporting to limit the freedom of the Business Entities to (A) solicit, offer employment to or hire any Person, or (B) sell goods or services to, or purchase goods or services from, any Person or in any geographical territory;

(vi)    Contracts relating to the settlement or resolution of any Proceeding entered into (A) since the Reference Date, (B) with any Governmental Authority or (C) pursuant to which any Business Entities will have any material outstanding obligation after the date of this Agreement;

(vii)    Contracts involving a sharing of profits, losses, costs or liabilities by the Business Entities with any other Person (other than Sellers and their respective beneficial holders), including any partnership, strategic alliance, profit-sharing, joint development or similar agreement;

(viii)    Contracts with a Related Party (other than any Management Agreement) that contain material ongoing payment obligations, other than any (i) change in control, severance restrictive covenant, retention, incentive compensation or similar Contract with directors, officers or employees of the Business Entities, including awards (A) granting Carried Interest, (B) by RP MIP granting equity or equity-based compensation, or (C) granted by RP Management Equity Incentive Plan Trust, (except as provided in subclause (ix) below) or (ii) loans to non-executive employees of the Business Entities with an aggregate principal amount not in excess of $210,000; and

(ix)    Any employment, restrictive covenant, change in control, severance, retention or similar Contract with any Key Employees, other than any awards (A) granting Carried Interest or (B) by RP MIP granting equity or equity-based compensation.

(b)    Each Material Contract is valid and enforceable against each of the Business Entities that is a party thereto and, to the Knowledge of the Company, the other parties thereto and is in full force and effect (except for expirations, including non-renewals, in the ordinary course of business and in accordance with terms of such Material Contract). None of the Business Entities is in default under, in breach of, nor in receipt of any written claim of default or breach (with notice or lapse of time or both), in each case, in any material respect under any Material Contract. To the Knowledge of the Company, no other party to any Material Contract is in default under or in breach of such Material Contract. Since the Latest Balance Sheet Date, none of the Business Entities has given to, or received from, any other party to any Material Contract, any written notice regarding any material default, breach or violation of any Material Contract by any of the Business Entities or such other party. A true and complete copy of each Material Contract in effect as of the date hereof (including all amendments, waivers, renewals, extension and modifications thereto) has been made available to Buyer prior to the date hereof.

3.13    Insurance. Section 3.13 of the Disclosure Schedule sets forth a true and complete list of each insurance policy owned by the Business Entities or any of its Subsidiaries (the “Insurance Policies”), the name of the insurer, the type of coverage, the period of coverage, and the amount of coverage. Except as disclosed in Section 3.13 of the Disclosure Schedule, all premiums relating to the Insurance Policies that were due prior to the date of this Agreement have been timely paid, all Insurance Policies presently maintained by or on behalf of each of the Business Entities with respect to its properties, assets and business are in full force and effect and the Business Entities are not in material default with respect to their obligations under any of such Insurance Policies. None of the Business Entities has received any written notification of cancellation or modification of any such Insurance Policies or that any claim outstanding is expected to cause a material increase in the insurance rates of the Business Entities. All losses that have been incurred by the Business Entities that are covered by their Insurance Policies have been properly reported to the respective insurance carriers, and no reservation of rights letters have been issued by such carriers.

3.14    Litigation. Since the Reference Date, there have been no Proceedings pending or, to the Knowledge of the Company, threatened against the Business Entities or any of their respective properties or, to the Knowledge of the Company, any of their respective directors, officers or employees (in their capacity as such), except as would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Business Entities (taken as a whole). Since the Reference Date, none of the Business Entities has received written notice from any Person threatening initiation of a Proceeding against the Business Entities or any of their respective properties or, to the Knowledge of the Company, any of their respective directors, officers or employees (in their capacity as such). The Business Entities are not a party to, or otherwise bound by, any material Order entered into in connection with any Proceeding or any Order that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement or the Documents.

3.15    Employees and Independent Contractors.

(a)    The Business Entities are in compliance, and since the Reference Date have complied, in all material respects with all applicable Laws relating to the hiring and termination of employees and other Service Providers and employment and labor (including provisions thereof relating to immigration and citizenship, including proper completion and processing of Forms I-9 for all employees), classifications, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers' compensation, leaves of absence, paid sick leave, unemployment insurance, pay equity, equal opportunity, harassment, sexual harassment, discrimination, civil rights, collective bargaining, the Fair Labor Standards Act, the Worker Adjustment and Retraining Notification Act and any similar foreign, state or local “mass layoff” or “plant closing” law (each, a “WARN Act”), and the related payment and withholding of social security and other employment Taxes.

(b)    The Business Entities are not delinquent in any material respect in payments to any of its employees or independent contractors for any wages, salaries, fees, commissions, bonuses or other compensation for any services performed by them to date or amounts required to be reimbursed to such employees or independent contractors. There is not, and since the Reference Date there has not been, any unfair labor practice complaint against the Business Entities pending before the National Labor Relations Board or any other Governmental Authority, or, to the Knowledge of the Company, threatened against the Business Entities. Since the Reference Date, there has not been any, and there is no, labor strike, material dispute, slowdown or stoppage actually pending or, to the Knowledge of the Company, threatened against or involving the Business Entities. Since the Reference Date, there has not been any material grievance or any arbitration proceeding arising out of or under collective bargaining agreements pending and no claim thereto has been asserted against the Business Entities. The Business Entities are not a party to nor bound by, or currently negotiating in connection with entering into, any collective bargaining agreement, union contract or similar agreement and, to the Knowledge of the Company, there is no collective bargaining agreement, union contract or similar agreement that pertains to employees of the Business Entities.

(c)    No labor organization or group of employees has made a demand for recognition to the Business Entities since the Reference Date, and there are no representation proceedings or, petitions seeking a representation proceeding presently pending or threatened.

(d)    Each employee of the Business Entities is party to an individual employment-based restrictive covenant agreement, each of which is consistent with a form of employment-based restrictive covenant agreement provided by the Company to Buyer prior to the date hereof (such individual agreements, collectively, the “Employment-Based RCAs”). The document provided to Buyer at 12.8.1.2 in the data room sets forth a true and complete list of the length of the applicable notice periods and non-compete/non-solicit restriction periods under each such employee's Employment-Based RCA.

3.16    Employee Benefits.

(a)    Each Plan that is intended to qualify under Section 401(a) of the Code (the “Qualified Plans”) is qualified under Section 401(a) of the Code and is entitled to rely on a determination letter, opinion letter or advisory letter from the IRS as to its tax-qualified status, and the trusts maintained thereto are exempt from federal income taxation under Section 501 of the Code, and, to the Knowledge of the Company, there are no existing circumstances nor any events that have occurred that could reasonably be expected to adversely affect the qualified or tax-exempt status of any Qualified Plan or its related trusts.

(b)    Section 3.16(b) of the Disclosure Schedule set forth a true and complete list of each material Plan. The Company has provided the Buyer with true, correct and complete copies of the following documents with respect to each material Plan: (A) the plan documents pursuant to which such Plan and trusts (or other funding arrangements) thereunder are maintained and administered and any amendments thereto, (B) the most recent prospectus or summary plan description and summaries of material modifications, (C) the three most recent annual reports (Form 5500 and attachments), financial statements, and, to the extent applicable, nondiscrimination testing results, (D) all non-ordinary course correspondence with a Governmental Authority, (E) the most recent IRS determination (or opinion) letter, and (F) a written summary of each such unwritten Plan. Except as specifically provided in the foregoing documents delivered or made available to the Buyer, there are no amendments to any Plan that have been adopted or approved nor have the Business Entities undertaken to make any such amendments or to adopt or approve any new Plan.

(c)    All contributions (including all premiums, employer contributions and employee salary reduction contributions) required to have been under each Plan, or any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (without regard to any waivers granted under Section 412 of the Code), and all contributions for any period ending on or before the Closing Date which are not yet due will have been paid or accrued on the Closing Date Balance Sheet on or prior to the Closing Date. Since the Reference Date, with respect to each Plan, no Proceeding with respect to the administration, investment of the assets or operation of any such Plan or otherwise involving such Plan (other than routine claims for benefits) has been pending, or, to the Knowledge of the Company, threatened in writing.

(d)    Each Plan has been maintained and operated in all material respects in accordance with its terms and with the requirements prescribed by ERISA, the Code and all other applicable Laws. No Plan is under audit or examination by the Department of Labor, the IRS or any other Governmental Authority (foreign or otherwise).

(e)    No non-exempt “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Plan for which a statutory or regulatory exemption does not apply.

(f)     None of the Business Entities nor any of their ERISA Affiliates have at any time sponsored, maintained, administered, contributed to or been obligated to contribute to, or has or is reasonably expected to have any direct or indirect liability with respect to, a Multiple Employer Plan, a Multi-Employer Plan, a Defined Benefit Plan or any other plan subject to Title IV of ERISA. None of the Business Entities nor any of their ERISA Affiliates (i) have any liability as a result of the failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, (ii) has withdrawn from a multiemployer plan (as defined under Section 3(37) of ERISA) or (iii) incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied. No accumulated funding deficiency exists with respect to any plan subject to Title IV of ERISA and all premiums due to the Pension Benefit Guaranty Corporation with respect to any such plan have been paid.

(g)    None of the Business Entities has ever maintained any Employee Benefit Plan providing for, or has any liability to provide, post-retirement health or life benefits for current or former Service Providers, except as required by Section 4980B of the Code or state applicable Law. No tax under Section 4980B or 4980D of the Code has been incurred in respect of any plan that is a “group health plan,” as defined in Section 5000(b)(1) of the Code and to the Knowledge of the Company, no condition or circumstance exists, that could reasonably be expected to subject the Business Entities to material penalties, excise taxes or other payments assessed under Sections 4980D, 4980H or 4980I of the Code or under any provision of the Affordable Care Act. Each Plan that is a “group health plan” within the meaning of Section 5000(b)(1) of the Code, and including any such Plan that is “grandfathered” for purposes of the Affordable Care Act, complies, and has complied, in all material respects with the applicable requirements of the Affordable Care Act. Each Plan that is an employee welfare benefit plan under Section 3(1) of ERISA is either (i) funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded. No Plan is intended to meet the requirements of Code Section 501(c)(9).

(h)    Neither the execution and delivery of this Agreement, nor the consummation of the Transactions contemplated hereby (either alone or in conjunction with any other event) will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any current or former Service Provider, under any Plan or otherwise; (ii) increase any benefits payable under any Plan; (iii) result in the acceleration of the time of payment, vesting or funding (through grantor trust or otherwise) of any such benefits; or (iv) limit or restrict the right of the Business Entities or, after the Closing, the Buyer to merge, amend or terminate any Qualified Plan or Plan subject to ERISA.

(i)    With respect to any insurance policy providing funding for benefits under any Plan, (i) there is no liability in the nature of a retroactive rate adjustment, loss sharing arrangement, or other actual or contingent liability, nor would there be any such liability if such insurance policy was terminated on the date hereof, and (ii) no insurance company issuing any such policy is in receivership, conservatorship, liquidation or similar proceeding and, to the Knowledge of the Company, no such proceedings with respect to any such insurer are imminent.

(j)    Each Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code has at all relevant times been operated and documented in all material respects in accordance with a good faith, reasonable interpretation of the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations) thereunder, and no amounts currently deferred or to be deferred under any such plan would be not determinable when otherwise includible in income under Section 457A of the Code to the extent applicable. None of the Business Entities has any obligation to gross up, indemnify or otherwise reimburse any individual for any Taxes, interest or penalties incurred by any current or former Service Provider, including under Section 409A, 457A or 4999 of the Code.

3.17    Environmental and Safety. The Business Entities are, and since the Reference Date have been, in compliance in all material respects with all applicable Environmental and Safety Requirements. None of the Business Entities has received any written notice or demand against the Business Entities alleging violation of any applicable Environmental and Safety Requirements, which remains pending or unresolved. None of the Business Entities is subject to any outstanding or currently pending Order concerning liability under any Environmental and Safety Requirements. To the Knowledge of the Company, there are no present conditions, events, circumstances that are reasonably expected to (a) interfere with or prevent continued material compliance by the Business Entities with applicable Environmental and Safety Requirements, (b) give rise to any material liabilities of the Business Entities arising under any applicable Environmental and Safety Requirements or (c) form the basis of any material Proceeding or Lien against the Business Entities based on or related to environmental matters.

3.18    Data Privacy; Computer Systems.

(a)    Since the Reference Date, the receipt, collection, monitoring, transmission, use, analysis, processing, disclosure, storage, disposal and security of Personal Data by each Business Entity, excluding the Excluded Business, has materially complied, and materially complies, with (i) applicable data privacy and data security provisions in any Contract to which such Business Entity is a party; (ii) applicable public-facing privacy policies of the Business Entities and (iii) applicable Information Privacy and Security Laws. None of the Business Entities, excluding the Excluded Business, has received any written charge, complaint, claim, threat, demand or notice alleging any non-compliance with any of the foregoing.

(b)    The Business Entities, excluding the Excluded Business, employ and maintain and, since the Reference Date, have employed and maintained, commercially reasonable security measures with respect to the storage of Personal Data within their custody or control. Except as has not had and would not reasonably be expected to have a material and adverse impact on the Business Entities (taken as a whole) since the Reference Date (i) none of Business Entities has suffered a security breach with respect to any Personal Data in their custody or control, and (ii) there has been no unauthorized or illegal use of or access to, or exfiltration, destruction, alteration, disclosure, loss, theft, interruption, modification or corruption of, any Personal Data in their custody or control ((i) and (ii), collectively, a “Personal Data Breach”). None of the Business Entities, excluding the Excluded Business, have notified, nor have been required to notify, any Person of any Personal Data Breach. The Business Entities, excluding the Excluded Business, employ commercially reasonable security measures that comply in all material respects with all applicable Information Privacy and Security Laws to protect Personal Data within its custody or control.

(c)    The computer hardware, Software, networks, servers, and other information technology systems and equipment owned, leased or licensed by the Business Entities and used in the Business, excluding the Excluded Business, (collectively, the “Company Systems”) are materially sufficient for the operational needs of the Business as currently conducted. The Business Entities have taken commercially reasonable steps designed to monitor, maintain and protect the security, confidentiality, continuity, redundancy, and integrity of the Company Systems (and all data (including Personal Data), information and transactions stored or contained therein or transmitted thereby) against unauthorized use, access, loss, interruption, modification and corruption. The Business Entities, excluding the Excluded Business, own or have valid rights to access and use all Company Systems used in the conduct of the Business. The Business Entities, excluding the Excluded Business, have implemented commercially reasonable data backup, data storage, system redundancy and disaster recovery procedures with respect to the Company Systems. To the Knowledge of the Company, since the Reference Date, there has been no material security breach or material unauthorized access, use, disablement, modification, loss, corruption or compromise of or relating to any of the Company Systems. To the Knowledge of the Company, the Company Systems are free of all viruses, worms, trojan horses and other malicious Software code that may permit or otherwise cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials.

3.19    Real Estate.

(a)    No Business Entity owns fee simple title to any real property nor has ever owned fee simple title to any real property.

(b)    Section 3.19(b) of the Disclosure Schedules contains a complete list of physical addresses for all real property (or another reasonable description of such real property if a physical address is unavailable) currently leased, licensed or otherwise used or occupied by the Business Entities in connection with the Business (the “Leased Real Property”) and all leases, licenses, occupancy and similar agreements pursuant to which the Business Entities lease, license or otherwise use or occupy the Leased Real Property (together with all amendments, modifications, exhibits and schedules thereto, in each case, to the extent in the possession of the Business Entities) (the “Real Property Leases”). The Leased Real Property constitutes all real properties currently occupied by the Business Entities in connection with the Business and the Business Entities do not have any right to purchase, use or lease any real property that currently remains in effect other than rights in the Leased Real Property. The Business Entities have not received written notice (or, to the Knowledge of the Company, oral notice) of any currently outstanding and uncured material default under any of the Real Property Leases. The Real Property Leases are in full force and effect and constitute legal, valid and binding obligations of the Business Entities party thereto, and, to the Knowledge of the Company, the landlord or other counterparty thereunder, in each case, assuming proper authority, execution and delivery of same, and subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting creditors’ rights.

3.20    FUNDS.

(a)    During the time of offering by the Business Entities, the interests of each Fund were not issued in violation of any applicable securities or other Laws, except as would not reasonably be expected to have a Material Adverse Effect.

(b)    No Person, other than RPI EPA Vehicle, LLC, is entitled to directly receive performance fees, Carried Interest or other performance-based allocations from any of the Funds (excluding, for the avoidance of doubt, distributions or other payments to investors).

3.21    Related party transactions. Except as set forth in Section 3.21 of the Disclosure Schedule, no (i) Seller or direct or indirect equityholder thereof, current manager, director, officer or employee of any of the Business Entities, (ii) Affiliate of any of the Business Entities or (iii) Affiliate or any “associate” or any member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of any Person described in the foregoing clauses (i) or (ii) (each of the foregoing, a “Related Party”), (A) is a party to, directly or indirectly, any Contract, transaction or other business dealing with, provides any services to, is owed any money by, or owes any money to any of the Business Entities (other than in connection with: (i) this Agreement or any Document; (ii) any employment, severance or other similar arrangements with directors, officers or employees of the Business Entities; (iii) any Contracts related to (x) Carried Interest, (y) RP MIP granting equity or equity-based compensation, or (z) RP Management Equity Incentive Plan Trust; (iv) any Management Agreements; or (v) loans to non-executive employees of the Business Entities) or (B) directly or indirectly owns or otherwise has any right, title or interest in, to or under, any property, asset or right (whether tangible or intangible) that is, has been or is currently planned to be used by any of the Business Entities.

3.22    Brokers. Except as set forth on Section 3.22 of the Disclosure Schedules, no broker, investment banker or finder is entitled to any fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Sellers or the Business Entities.

3.23    No Reliance. In deciding to enter into this Agreement and the other Documents, and to consummate the Transactions, each of RPM and the Company has relied solely upon its own knowledge, independent investigation, review and analysis, examination, inspection and determination (and that of its Representatives) with respect thereto, and not on any disclosure or representation made by, or any duty to disclose on the part of the Buyer or its Affiliates, or the Representatives of any of the foregoing, other than the representations and warranties made by the Buyer expressly contained in Article V or in any other Document.

3.24    No Other Representations or Warranties. Except for the representations and warranties expressly contained in this Article III and Article IV or in any other document, none of the SellerS or any Business entity has made, and EACH OF THEM HEREBY DISCLAIM, any and all express or implied representation or waRRANTY, WHETHER WRITTEN OR ORAL, CONCERNING ANY BUSINESS ENTITY or the Business, including (A) ANY REPRESENTATION, WARRANTY, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO BUYEr OR ITS affiliates and REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, ESTIMATES, BUDGETS, FORECASTS OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED BY ANY REPRESENTATIVE OF the SELLERS, ANY BUSINESS ENTITY OR ANY of their respective AFFILIATEs); and (B) THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS or THE CONDITION, MERCHANTABILITY OR FITNESS FOR ANY PURPOSE OF ANY ASSETS OF THE BUSINESS OR ANY BUSINESS ENTITY.

Article IV.
REPRESENTATIONS AND WARRANTIES OF EACH SELLER

Each Seller (on behalf of such Seller only and not the other Sellers) represents and warrants, severally and not jointly, to the Buyer as of the date hereof and as of the Closing as follows:

4.1    Organization and capitalization(a).

(a)    If such Seller is an entity, such Seller is duly organized, validly existing and in good standing under the Laws of the state in which it was formed or incorporated and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the Transactions.

(b)    Except as set forth in the Company’s Fundamental Documents, there are no voting trusts, proxies or other agreements or understandings with respect to the voting of the limited liability company interests of the Company. The Company Units were issued and transferred to such Seller in compliance with (x) all applicable securities Laws or exemptions therefrom and (y) any preemptive rights, rights of first refusal or similar rights created by applicable Law, such Company’s Fundamental Documents and any Contract to which the Company or such Seller is bound.

4.2    Title to Company Units. As of immediately prior to the Closing, after giving effect to the New RPM Reorganization, such Seller beneficially and of record owns and has good and valid title to the Company Units shown as held thereby on Schedule A, free and clear of all Liens (other than generally applicable transfer restrictions under federal and state securities Laws or as set forth in the Company’s Fundamental Documents). At the Closing, such Seller will transfer to the Buyer good and valid title to the Company Units held thereby, free and clear of all Liens and any such limitation or restriction (other than generally applicable transfer restrictions under federal and state securities Laws or as set forth in the Company’s Fundamental Documents). As of the date hereof, none of such Seller or any of its Affiliates or equityholders owns any equity interests (including partnership interests) in Buyer or any of its Affiliates (or securities convertible into or exchangeable or exercisable for such interests), other than Class A or Class B shares of Buyer Parent or Class B Shares of Buyer (or securities convertible into or exchangeable or exercisable for such shares) or through RPI EPA Holdings, LP and RPI EPA Holdings II, LP.

4.3    Authority. If such Seller is an entity, such Seller has all requisite power and authority, to execute and deliver each Document to which it is a party and any and all instruments necessary or appropriate in order to effectuate fully the terms and conditions of each such Document and all related Transactions and to perform its obligations under each such Document. Each Document to which such Seller is a party constitutes the valid and legally binding obligation of such Seller (assuming that such Document has been duly and validly authorized, executed and delivered by the other parties thereto), enforceable against such Seller in accordance with its terms and conditions, except as such enforcement is subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting creditors’ rights.

4.4    Non-Contravention. Assuming that all the requisite consents, approvals and authorizations (i) set forth on Exhibit A in connection with the New RPM Reorganization, (ii) in connection with the RPM Credit Document Assumption, and (iii) under the HSR Act, and (iv) of the Clients of the Business Entities under the Advisers Act (or any similar non-U.S. Laws), and (v) referred to in clauses (iv) – (vi) of the following sentence are obtained, neither the execution, delivery and performance of the Documents by such Seller, nor the consummation of the Transactions, shall (a) violate any Law as to which such Seller is subject, (b) violate any provision of the Fundamental Documents of the Seller, or (c) conflict with, result in a breach of, constitute a default (or an event which with notice, lapse of time or both would constitute a material default) under, or give rise to any right of termination, modification, cancellation or acceleration of any right or obligation of such Seller or to a loss of any benefit to which such Seller is entitled under, any Contracts to which such Seller is a party or by which any of such Seller’s Company Units are bound, except, in the case of clauses (a) and (c), as would not reasonably be expected to be, individually or in the aggregate, material to such Seller. Other than (i) as set forth on Exhibit A hereto in connection with the New RPM Reorganization, (ii) under the HSR Act, (iii) as required under the Advisers Act (or any similar non-U.S. Laws), (iv) the filing of the Proxy Statement with the SEC and the declaration of the effectiveness thereof by the SEC, and compliance with and such other filings under the Securities Act and the Exchange Act as may be required in connection with this Agreement or the Transactions, (v) notifications, filings, notices or other submissions by the Company under the rules and regulations of Nasdaq, or (vi) compliance with and filings and approvals under any applicable international, federal or state securities or “blue sky” Laws, such Seller is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Authority or any consent or approval of any other Person in order for the Sellers to consummate the Transactions, except as would not reasonably be expected to prevent or materially delay the consummation of the Closing.

4.5    Litigation. Since the Reference Date, there have been no Proceedings pending or, to the knowledge of such Seller, threatened, against such Seller (a) relating to the Business or the Transactions, except as would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Business Entities (taken as a whole), (b) that challenge or seek to prevent, enjoin or otherwise delay the Transactions, or (c) if adversely determined, would impair the ability of such Seller to perform its obligations under this Agreement and the other Documents to which it is or will be a party.

4.6    INVESTMENT. Such Seller is accepting the Buyer Shares for its own account as an investment without the present intent to sell, transfer or otherwise distribute the same to any other Person. Such Seller has made, independently and without reliance on Buyer (except to the extent that such Seller has relied on the representations and warranties of Buyer in this Agreement), its own analysis of the Buyer Shares for the purpose of accepting the Buyer Shares, and such Seller has had reasonable and sufficient access to documents, other information and materials as it considers appropriate to make its evaluations. Such Seller acknowledges that the Buyer Shares are not registered pursuant to any securities Laws and that none of the Buyer Shares may be transferred, except pursuant to a registration statement or an applicable exemption under the Securities Act. Such Seller is an “accredited investor” as defined under Rule 501 promulgated under the Securities Act.

4.7    Brokers. No broker, investment banker or finder is entitled to any fee or commission in connection with the Transactions based upon arrangements made by or on behalf of such Seller.

4.8    No Reliance. In deciding to enter into this Agreement and the other Documents, and to consummate the Transactions, such Seller has relied solely upon its own knowledge, independent investigation, review and analysis, examination, inspection and determination (and that of its Representatives) with respect thereto, and not on any disclosure or representation made by, or any duty to disclose on the part of the Buyer or its Affiliates, or the Representatives of any of the foregoing, other than the representations and warranties made by the Buyer expressly contained in Article V or in any other Document.

4.9    NO OTHER REPRESENTATIONS OR WARRANTIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN ARTICLE III AND THIS ARTICLE IV OR IN ANY OTHER DOCUMENT, NONE OF THE SELLERS OR ANY BUSINESS ENTITY HAS MADE, AND EACH OF THEM HEREBY DISCLAIM, ANY AND ALL EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, EITHER WRITTEN OR ORAL, CONCERNING ANY BUSINESS ENTITY OR THE BUSINESS, INCLUDING (A) ANY REPRESENTATION, WARRANTY, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO BUYER OR ITS AFFILIATES AND REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, ESTIMATES, BUDGETS, FORECASTS OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED BY ANY REPRESENTATIVE OF THE SELLERS, ANY BUSINESS ENTITY OR ANY OF THEIR RESPECTIVE AFFILIATES); AND (B) THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS OR THE CONDITION, MERCHANTABILITY OR FITNESS FOR ANY PURPOSE OF ANY ASSETS OF THE BUSINESS OR ANY BUSINESS ENTITY.

Article V.
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Sellers as of the date hereof and as of the Closing as follows:

5.1    Organization. Buyer is a limited company duly formed, validly existing and in good standing under the Laws of England and Wales and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the Transactions. Buyer is qualified to do business in every jurisdiction in which the failure to so qualify would reasonably be expected to prevent or materially delay the consummation of the Closing.

5.2    Authority. Buyer has full power and authority to execute and deliver each Document to which it is a party and any and all instruments necessary or appropriate in order to effectuate fully the terms and conditions of the Documents and all related Transactions and to perform its obligations under the Documents. Each Document to which the Buyer is a party has been duly authorized by all necessary action on the part of the Buyer and has been duly executed and delivered by the Buyer, and constitutes the valid and legally binding obligation of the Buyer (assuming that such Document has been duly and validly authorized, executed and delivered by the other parties thereto), enforceable against the Buyer, in accordance with its terms and conditions, except as such enforcement is subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting creditors’ rights.

5.3    Non-Contravention. Neither the execution, delivery and performance of the Documents by Buyer, nor the consummation of the Transactions, shall (a) violate any Law as to which Buyer is subject, (b) violate any provision of the Fundamental Documents of the Buyer, or (c) conflict with, result in a breach of, constitute a default (or an event which with notice, lapse of time or both would constitute a default) under, or give rise to any right of termination, modification, cancellation or acceleration of any right or obligation of such Buyer or to a loss of any benefit to which such Buyer is entitled under, any Contracts to which Buyer is a party or by which any of the assets of Buyer is bound, except, in the case of clause (c), as would not reasonably be expected to prevent or materially delay the consummation of the Closing. Buyer is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Authority or any consent or approval of any other Person in order for Buyer to consummate the Transactions, except as would not reasonably be expected to prevent or materially delay the consummation of the Closing.

5.4    Brokers. No investment banker or finder is entitled to any fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Buyer.

5.5    Sufficiency of Funding. Buyer has and will at the Closing have sources of immediately available funds to enable Buyer to make the payment required to be made at the Closing. Buyer acknowledges that its obligation to consummate the Transactions contemplated by this Agreement is not subject to any financing contingency or condition.

5.6    Legal Proceedings. There are no Proceedings pending or, to Buyer’s knowledge, threatened against or by the Buyer or its Affiliates (a) relating to the Transactions, (b) that challenge or seek to prevent, enjoin or otherwise delay the Transactions or (c) if adversely determined, would impair the ability of the Buyer to perform its obligations under this Agreement and the other Documents to which it is or will be a party.

5.7    No Reliance. Buyer has reviewed and has had access to all documents, records, and information, as well as facilities of the Business and key employees of the Business

Entities, which it desired to review in connection with its decision to enter into the Documents to which such Buyer is a party and to consummate the Transactions. In deciding to enter into this Agreement and the other Documents, and to consummate the Transactions, Buyer has relied solely upon its own knowledge, independent investigation, review and analysis, examination, inspection and determination (and that of its Representatives) with respect thereto, and not on any disclosure or representation made by, or any duty to disclose on the part of, the Sellers, any Business Entity, or the Affiliates of any of the foregoing, or the Representatives of any of the foregoing, other than the representations and warranties made by the Company, RPM and the Sellers expressly contained in Article III and Article IV or in any other Document.

5.8    No Other Representations or Warranties. Except for the representations and warranties expressly contained in THIS Article IV or in any other document, THE BUYER HAS NOT MADE, and THE BUYER HEREBY DISCLAIMS, any and all express or implied representation or warranty, either written or oral, concerning THE BUYER, including ANY REPRESENTATION, WARRANTY, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO SELLERS, THE BUSINESS ENTITIES OR THEIR RESPECTIVE affiliates and REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, ESTIMATES, BUDGETS, FORECASTS OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED BY ANY REPRESENTATIVE OF the BUYER OR ANY of ITS AFFILIATEs).

Article VI.
INDEMNIFICATION

6.1    Survival. Subject to the limitations and other provisions of this Article VI, the representations, warranties and covenants that by their terms are required to be performed or fulfilled prior to the consummation of the Closing contained in this Agreement shall survive the Closing and shall remain in full force and effect until (and claims based upon or arising out of such representations, warranties and covenants may be asserted at any time before) the date that is twelve (12) months from the Closing Date and thereafter shall be of no further force or effect; provided, that (a) the Company Fundamental Representations, the Seller Fundamental Representations and the Buyer Fundamental Representations shall survive the Closing until the date that is three (3) years from the Closing Date and thereafter shall be of no further force or effect; (b) other than with respect to (i) the indemnification obligations described in Section 6.2(a)(iv), and (ii) the covenants in Sections 7.3 and 7.7, the covenants contained in this Agreement that by their terms are required to be performed or fulfilled at or after the consummation of the Closing shall survive the Closing indefinitely or for the shorter period explicitly specified therein and thereafter shall be of no further force or effect, except that for such covenants that survive for such shorter period, breaches thereof shall survive indefinitely or until the latest date permitted by law; (c) the Tax Representations, the indemnification obligations described in Section 6.2(a)(iv) and the covenants in Section 7.3 and 7.7 shall survive the Closing until the date that is sixty (60) days after the expiration of the applicable statute of limitations with respect to the relevant Tax; and (d) any representation, warranty and covenant (and the indemnification obligations of the Parties with respect thereto) that would otherwise terminate in accordance with this Section 6.1 will continue to survive with respect to a claim for indemnification if a Claim Notice for such claim shall have been given in accordance with Section 6.5 on or prior to such survival date with respect to such claim, until such claim for indemnification has been satisfied or otherwise resolved as provided herein. The survival period set forth in this Section 6.1 with respect to any given representation, warranty or covenant shall hereinafter be referred to, as applicable, as the “Survival Period”. Notwithstanding any of the survival limitations set forth in this Article VI, any claim based upon or arising out of any Fraud shall survive indefinitely.

6.2    Indemnification from SELLERs.

(a)    From and after the Closing, subject to the limitations set forth in this Article VI, each of the Sellers shall, severally (and not jointly) based on their respective Percentage Interests, indemnify, defend and hold harmless the Buyer and its direct or indirect successors, assigns, officers, directors, managers, Affiliates, members, stockholders, and employees (excluding, however, in each instance, the Sellers and their respective direct or indirect equityholders, in each case in their respective capacities as such) (collectively, the “Buyer Group”) against any Adverse Consequences that any member of the Buyer Group may suffer, sustain or become subject to as the result of, or arising from or in connection with:

(i)    the breach or inaccuracy of any representation or warranty contained in Article III hereof, other than the Tax Representations;

(ii)    the breach or failure by the Company, RPM or Seller Representative to perform any covenant or obligation of the Company, RPM or Seller Representative contained in this Agreement;

(iii)     (A) any cost, expense or other Liability arising from the New RPM Reorganization, or (B) any Liability to the extent related to the Excluded Business or any Liability of any Business Entity other than the Company and its Subsidiaries; or

(iv)    any Indemnified Taxes.

(b)    From and after the Closing, subject to the limitations set forth in this Article VI, each of Sellers shall, severally and not jointly, indemnify, defend and hold harmless the Buyer Group against any Adverse Consequences that any member of the Buyer Group may suffer, sustain or become subject to as the result of, or arising from or in connection with:

(i)    the breach or inaccuracy by such Seller of any representation or warranty contained in Article IV hereof; or

(ii)    the breach or failure by such Seller to perform any covenant or obligation of such Seller contained in this Agreement.

For the avoidance of doubt, in the case of Adverse Consequences in respect of the representations, warranties or covenants of a Seller, such Seller shall be solely responsible for such

Adverse Consequences pursuant to this Article VI and the other Sellers shall have no indemnification obligation pursuant to this Article VI with respect to such Adverse Consequences.

6.3    Indemnification from Buyer. From and after the Closing, subject to the limitations set forth in this Article VI, the Buyer shall indemnify, defend and hold harmless the

Sellers and their direct or indirect heirs, successors, assigns, officers, directors, managers, Affiliates, members, stockholders, and employees (excluding, however, in each instance the Buyer, the Company, its Subsidiaries and any other member of the Buyer Group in their respective capacities as such) (collectively, the “Seller Group”) against any Adverse Consequences which they may suffer, sustain or become subject to as the result of, arising from or in connection with:

(a)    the breach or inaccuracy by Buyer of any representation or warranty contained in Article V hereof; or

(b)    the breach or failure by Buyer to perform any covenant or obligation of Buyer contained in this Agreement.

6.4    Baskets; Caps.

(a)    Notwithstanding anything to the contrary contained in this Article VI, with respect to each Seller, the Buyer Group shall not have the right to be indemnified under Section 6.2(a)(i) and Section 6.2(b)(i) from such Seller unless and until the Buyer Group (or any member thereof) shall have incurred Adverse Consequences (without taking into account Adverse Consequences for claims with respect to Company Fundamental Representations, Seller Fundamental Representations, Fraud or indemnification pursuant to any sub-section of Section 6.2(a) or Section 6.2(b), other than Section 6.2(a)(i) and Section 6.2(b)(i)) on a cumulative basis in an amount exceeding 1.0% of the Closing Consideration actually received by the Sellers (in the aggregate) (the “Basket”), at which time the Buyer Group shall be entitled to indemnification with respect to all such Adverse Consequences in excess of the Basket, which shall be a deductible. Notwithstanding the foregoing, in no event shall the Basket set forth in this Section 6.4(a) apply with respect to the Company Fundamental Representations, the Seller Fundamental Representations, Fraud or indemnification pursuant to any sub-section of Section 6.2(a) or Section 6.2(b), other than Section 6.2(a)(i) and Section 6.2(b)(i).

(b)    Notwithstanding anything to the contrary contained in this Article VI, the Seller Group shall not have the right to be indemnified under Section 6.3(a) from Buyer for a breach of representations or warranties unless and until the Seller Group (or any member thereof) shall have incurred Adverse Consequences (without taking into account Adverse Consequences for claims with respect to Buyer Fundamental Representations, Fraud or indemnification pursuant to Section 6.3(b)) on a cumulative basis in an amount exceeding the Basket, at which time the Seller Group shall be entitled to indemnification with respect to all such Adverse Consequences in excess of the Basket, which shall be a deductible. Notwithstanding the foregoing, in no event shall the Basket set forth in this Section 6.4(b) apply with respect to the Buyer Fundamental Representations, Fraud or indemnification pursuant to Section 6.3(b).

(c)    Notwithstanding anything to the contrary contained herein, except with respect to claims for Fraud, the maximum Liability of each of the Sellers under Section 6.2(a) shall not exceed an aggregate amount equal to the value of the Closing Consideration actually received by such Seller (and not any other Seller) (the “Fundamental Cap”); provided, that the maximum Liability of each of the Sellers under Section 6.2(a)(i) (other than with respect to Company Fundamental Representations) shall not exceed an aggregate amount equal to twenty-five percent (25.0%) of value of the Closing Consideration actually received by such Seller (and not any other

Seller) (the “Sub Cap”).

(d)    Notwithstanding anything to the contrary contained herein, except with respect to claims for Fraud, the maximum Liability of each of the Sellers under Section 6.2(b) shall not exceed an aggregate amount equal to the Fundamental Cap; provided, that the maximum Liability of such Seller under Section 6.2(b)(i) (other than with respect to Seller Fundamental Representations) shall not exceed an aggregate amount equal to the Sub Cap.

(e)    Notwithstanding anything to the contrary contained herein, except with respect to claims for Fraud, the maximum Liability of Buyer under Section 6.3 shall not exceed an aggregate amount equal to the Fundamental Cap; provided, that the maximum Liability of Buyer under Section 6.3(a) (other than with respect to Buyer Fundamental Representations) shall not exceed an aggregate amount equal to the Sub Cap.

(f)     Solely for purposes of calculating the Closing Consideration under this Section 6.4, (i) the Buyer Shares issued pursuant to the Aggregate Stock Consideration shall be valued at the Buyer Shares VWAP for the ten (10) consecutive trading days prior to and including the Closing Date and (ii) the Closing Consideration shall be deemed to include the amount of the obligations under the RPM Credit Documents assumed by Buyer pursuant to the RPM Credit Document Assumption.

6.5    Indemnity Procedures.

(a)    A claim for indemnification for any matter not involving a Third Party Claim may be asserted by notice from the party that may be entitled to indemnification pursuant to this Article VI (the “Indemnified Party”) to the party that may be obligated to provide indemnification pursuant to this Article VI (the “Indemnifying Party”); provided, that failure to so notify the Indemnifying Party shall not release, waive or otherwise affect the Indemnifying Party’s obligations with respect thereto, except to the extent that the Indemnifying Party can demonstrate actual and material loss and prejudice as a result of such failure. The notice of claim shall state in reasonable detail the basis of the claim for indemnification. In the case of a claim for indemnification for any matter not involving a Third Party Claim, the Indemnifying Party shall have thirty (30) days from its receipt of the notice of claim to (i) attempt to cure the Adverse Consequences, (ii) admit its obligation to provide indemnification with respect to such Adverse Consequences, or (iii) dispute the claim for such indemnification. If the Indemnifying Party (A) has not fully cured such Adverse Consequences in a manner such that the applicable Indemnified Parties are no longer entitled to such indemnification with respect to the underlying matter, or (B) does not notify the Indemnified Party within such thirty (30)-day period that it disputes the claim for such indemnification, the Indemnifying Party shall be deemed to have denied its obligation to provide such indemnification hereunder and the Indemnified Party shall be entitled to pursue all available remedies under this Agreement. If the Indemnifying Party has timely disputed its indemnity obligation for any Adverse Consequences with respect to such claim, the parties shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in an appropriate court of jurisdiction determined pursuant to Section 11.16.

(b)    In the event that the Indemnified Party becomes aware of any claims, suits,

demands, actions or proceedings involving a third party in respect of which indemnification may be sought under Section 6.2 or Section 6.3 (each, a “Third Party Claim”), such Indemnified Party shall give written notice of such Third Party Claim to the applicable Indemnifying Party promptly (and in no event later than thirty (30) days) after becoming aware of such Third Party Claim; provided, that failure of such Indemnified Party to so notify such Indemnifying Party shall not release, waive or otherwise affect such Indemnifying Party’s obligations with respect thereto, except to the extent that such Indemnifying Party can demonstrate actual and material loss and prejudice as a result of such failure. The notice of claim shall state in reasonable detail the basis of the claim for indemnification.

(c)    Subject to the provisions of Section 6.5, the applicable Indemnifying Party shall have the right to elect to defend against, negotiate, settle or otherwise deal with the applicable Third Party Claim with legal representation by counsel of its choice (which counsel must be reasonably satisfactory to the applicable Indemnified Party); provided, that, (i) such right must be exercised by written notice from such Indemnifying Party to such Indemnified Party within fifteen (15) Business Days after such Indemnifying Party’s receipt of such Indemnified Party’s notice provided pursuant to Section 6.5(b); (ii) such Indemnifying Party shall not enter into any settlement of such Third Party Claim without the written consent of such Indemnified Party (which consent may not be unreasonably withheld, conditioned or delayed) if such settlement does not include an unconditional release of such Indemnified Party and its Affiliates from all Liability in respect of such Third Party Claim; and (iii) such right shall be at such Indemnifying Party’s own expense with respect to all fees, costs (inclusive of expert costs), and disbursements incurred therewith. If the Indemnifying Party makes any payment on any Third Party Claim, the Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims of the Indemnified Party with respect to such Third Party Claim. Notwithstanding anything to the contrary contained in the immediately preceding sentence, such Indemnifying Party shall not have the right to defend against, negotiate, settle or otherwise deal with such Third Party Claim if (A) such Third Party Claim involves any injunctive relief or other equitable remedy or any non-monetary obligation against or otherwise affecting such Indemnified Party or any of its Affiliates (except where any such relief, remedy or obligation being sought is merely incidental to a primary claim for monetary damages and, if granted, would not be material), (B) such Third Party Claim involves criminal allegations or any other Proceeding involving a Governmental Authority, or (C) such Indemnifying Party fails to diligently prosecute or defend such Third Party Claim. If such Indemnifying Party shall assume the defense of such Third Party Claim, such Indemnified Party or its Affiliates may participate, at such Indemnified Party’s own expense, in the defense of such Third Party Claim; provided, that such Indemnified Party or its Affiliates shall be entitled to participate in any such defense with separate counsel at the expense of such Indemnifying Party if (x) so requested by such Indemnifying Party to participate or (y) in the reasonable opinion of counsel to such Indemnified Party (i) a material conflict exists between such Indemnified Party and such Indemnifying Party or (ii) there may be one or more defenses or claims available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party and that could be materially adverse to the Indemnifying Party, in each case that would make such separate representation advisable; provided, further, that such Indemnifying Party shall not be required to pay for more than one such counsel (plus any appropriate local counsel) for all Indemnified Parties in connection with any single Third Party Claim.

(d)    If the applicable Indemnifying Party elects not to defend against, negotiate, settle or otherwise deal with the applicable Third Party Claim or fails to notify the applicable Indemnified Party of such Indemnifying Party’s election as provided in Section 6.5(c), such Indemnified Party or its Affiliates may defend against, negotiate, settle or otherwise deal with such Third Party Claim.

(e)    Each Party shall cooperate, and shall cause its Affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith, and provide the other Party with reasonable access to documents and information as may reasonably be requested thereby in connection with the defense, negotiation or settlement of any Third Party Claim. The Indemnifying Party shall keep the Indemnified Party reasonably apprised of the status of the defense of any matter the defense of which it is maintaining.

(f)     After any final decision, judgment or award shall have been rendered by a court of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the applicable Indemnified Party and the applicable Indemnifying Party shall have arrived at a mutually binding agreement, in each case, with respect to the applicable Third Party Claim, such Indemnified Party shall forward to such Indemnifying Party notice of any sums due and owing by such Indemnifying Party pursuant to this Agreement with respect to such matter and such Indemnifying Party shall pay all of such remaining sums so due and owing to such Indemnified Party by wire transfer of immediately available funds within five (5) Business Days after the date of such notice.

(g)    Notwithstanding anything to the contrary herein, in the event of any conflict between this Section 6.5 and Section 7.7(c) with respect any Tax Contest relating to Indemnified Taxes, Section 7.7(c) and not this Section 6.5 shall control.

6.6    Determination of Adverse Consequences.

(a)    All indemnification payments under this Article VI shall be paid by the Indemnifying Party net of (i) insurance proceeds that may be available to the Indemnified Party (but only to the extent insurance proceeds are actually received by the Indemnified Party, but net of reasonable costs and expenses incurred in obtaining such proceeds, including any resulting premium increases (including retroactive adjustments) or Taxes imposed on such proceeds); and (ii) the amount actually recovered from any third parties in respect of such indemnification. If any Indemnified Party receives a payment or benefit described in the immediately preceding sentence after it has already received a payment of Adverse Consequences from an Indemnifying Party on account of such claim for indemnification, then such Indemnified Party shall promptly reimburse such Indemnifying Party up to the amount of such Adverse Consequences (to the extent that such payment or benefit was not otherwise deducted from the amount of such Adverse Consequences previously paid by such Indemnifying Party). Notwithstanding the foregoing, nothing contained in this Section 6.6(a) shall alter or modify any indemnification rights set forth in this Agreement or act as a prerequisite or condition precedent for any Indemnified Party to pursue its indemnification rights under this Agreement. Without limiting the generality of the prior sentence, no Indemnifying Party shall be obligated to indemnify any Indemnified Party for any Adverse Consequences to the extent such Adverse Consequences are specifically included in the calculation of the Aggregate Cash Consideration, the Aggregate Stock Consideration or any adjustment thereto pursuant to Section 2.6 (to the extent so included).

(b)    For purposes of avoiding “double counting” or “double recovery”, no Indemnified Party shall be entitled to indemnification under this Article VI in respect of Adverse Consequences suffered by such Indemnified Party if such indemnification payment would constitute a duplicative payment of amounts previously received or recovered by such Indemnified Party under this Agreement or any other Document.

6.7    Materiality Scrape. With respect to this Article VI only, for purposes of determining (i) whether an actual breach of any representation or warranty has occurred, such breach will be determined with regard for any and all “materiality” qualifiers, such as “in all material respects,” “material” and “Material Adverse Effect”, and (ii) the amount of any Adverse Consequences suffered with respect to such breach, the existence and amount of such Adverse Consequences will be determined without regard for any “materiality” qualifiers, such as “in all material respects,” “material” and “Material Adverse Effect”, except that any such materiality qualifier shall not be disregarded (x) to the extent “material” is a noun (e.g., “hazardous material”) or (y) to the extent “material” is used to qualify the subject matter of the representation or warranty (e.g., “material agreement”) rather than the nature of an occurrence (e.g., “material” violation or “in all material respects”).

6.8    Recovery. The Indemnified Party may take such actions as may be necessary to obtain recovery for any Adverse Consequences under this Article VI from the applicable Indemnifying Party directly, including exercising the right of set off pursuant to Section 11.6.

6.9    Exclusive Remedy. Each Party acknowledges and agrees that from and after the Closing, excluding any (i) claim for injunctive or other equitable relief pursuant to Section 11.13, (ii) determination and payment of the Consideration Surplus or Consideration Deficiency, as applicable, pursuant to Section 2.6, (iii) claim for Fraud or (iv) claim or payment pursuant to any other Document, the indemnification provisions of this Article VI shall be the sole and exclusive remedy of the Buyer Group and the Seller Group with respect to any and all claims (including any Adverse Consequences from claims for breach of contract, warranty, tortious conduct (including negligence)) relating to the subject matter of this Agreement and/or the Transactions.

6.10    Tax Treatment of Indemnification Payments. All payments made pursuant to this Article VI shall be treated as adjustments to the consideration paid for the purchase of the Company Units for Tax purposes, except as otherwise required by applicable Laws.

Article VII.

ADDITIONAL AGREEMENTS; COVENANTS

7.1    Conduct of the business.

(a)    During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Closing, RPM, the Sellers and the Company agree that, except (i) as otherwise agreed by the Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) in connection with or in furtherance of the New RPM Reorganization or (iii) as otherwise expressly contemplated by this Agreement, RPM and the Company shall, and shall cause each of their respective Subsidiaries to, (x) conduct its business in the Ordinary Course of Business, (y) use commercially reasonable efforts to preserve its business organizations intact and maintain in effect all of its material Permits necessary for the Business, and (z) use commercially reasonable efforts to keep available the services of its directors, officers, Key Employees and key consultants and maintain its existing relations and goodwill with investors, customers, clients, vendors and suppliers.

(b)    Without limiting the generality of the foregoing, from the date of this Agreement until the Closing, unless (i) the Buyer shall otherwise provide its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) in connection with or in furtherance of the New RPM Reorganization or set forth in Section 7.1 of the Disclosure Schedule or (iii) except as expressly contemplated by this Agreement, RPM and the Company shall not, and shall cause each of their respective Subsidiaries not to:

(i)    amend in any respect that would be adverse to Buyer its Fundamental Documents (whether by merger, consolidation or otherwise);

(ii)    establish or acquire any Subsidiary, joint venture, partnership or similar arrangement;

(iii)    (A) split, combine or reclassify any shares of its capital stock, equity securities or other ownership interests or (B) enter into any agreement with respect to the voting of its capital stock, equity securities or other ownership interests;

(iv)    amend in any respect that would be adverse to Buyer any term of any Company Unit (in each case, whether by merger, consolidation or otherwise);

(v)    make any capital expenditures or incur any Liability in respect thereof other than in the Ordinary Course of Business;

(vi)    (A) enter into, amend or modify in any material respect, voluntarily terminate or renew any Material Contract, other than in the Ordinary Course of Business; provided that the Company and its Subsidiaries shall not fail to exercise a right to extend or renew a Material Contract or any rights thereunder without prior consultation with Buyer or (B) waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries;

(vii)    except as required by applicable Law or the terms a Plan as in effect on the date hereof or otherwise contemplated by this Agreement (including, without limitation, Section 2.7 of the Disclosure Schedules), (A) grant any equity or equity-based, severance, retention or termination payments or awards to (or discretionarily accelerate the vesting or payment of any such arrangements), or enter into or amend any equity or equity-based, severance, retention, termination, employment, consulting, bonus, change in control or severance agreement with, any current or former Service Provider, (B) increase the compensation or benefits provided to any current or former Service Provider (other than as set forth in Section 7.1(vii)(B) of the Disclosure Schedule), (C) establish, adopt, enter into or amend any Plan (other than in the Ordinary Course of Business), (D) hire or terminate the employment of any Key Employee, other than a termination for cause, or (E) engage in any reduction in force, group termination, furlough or similar action with respect to any employees of the Business Entities;

(viii)    except for non-exclusive licenses granted in the ordinary course of business, sell, lease, license, sublicense, modify, terminate, abandon or permit to lapse, transfer or dispose of, create or incur any Lien (other than a Permitted Lien) on, or otherwise fail to take any action reasonably necessary to maintain, enforce or protect any material Owned Intellectual Property (except for any registered Intellectual Property expiring at the end of its statutory term that is not capable of renewal);

(ix)    otherwise do anything that would cause any of the matters described in Section 3.6(b) to occur; or

(x)    agree, resolve or commit to do any of the foregoing.

(c)    Without limiting the generality of the foregoing, from the date of this Agreement until the Closing, unless (i) the Buyer shall otherwise provide its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) in connection with or in furtherance of the New RPM Reorganization or set forth in Section 7.1 of the Disclosure Schedule or (iii) except as expressly required by this Agreement, each Seller shall not:

(i)    amend in any respect that would be adverse to Buyer its Fundamental Documents (whether by merger, consolidation or otherwise);

(ii)    (A) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Company Units or (B) enter into any agreement with respect to the voting of any Company Units;

(iii)    (A) issue, sell or otherwise deliver, or authorize the issuance, sale or other delivery of, or grant any award relating to, any Company Units or (B) amend in any respect that would be adverse to Buyer any term of any Company Unit (in each case, whether by merger, consolidation or otherwise);

(iv)    transfer any Company Unit to any other Person; or

(v)    agree, resolve or commit to do any of the foregoing.

7.2    Efforts.

(a)    Subject to Section 7.2(e), each Party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or desirable under Law to consummate and make effective the Transactions, including (i) preparing and filing as promptly as practicable with any Governmental Authority all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents pursuant to any Laws; (ii) using reasonable best efforts to obtain any required consents, approvals or authorizations under the HSR Act; and (iii) using reasonable best efforts to obtain and maintain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority pursuant to any Laws, in each case, that are necessary, proper or advisable to consummate and make effective the Transactions (collectively, the “Regulatory Approvals”).

(b)    In furtherance and not in limitation of the foregoing, each of the Parties shall, and shall cause their respective Affiliates to, (i) make or cause to be made all filings required of each of them or any of their respective Affiliates under the HSR Act with respect to the Transactions as promptly as practicable and within ten (10) Business Days after the date hereof, (ii) make or cause to be made all filings required or advisable of each of them or any of their respective Affiliates under any non-U.S. Laws similar to the HSR Act with respect to the Transactions as promptly as practicable, (iii) use reasonable best efforts to provide as promptly as practicable any additional information that is reasonably requested by any Governmental Authority in respect of such filings or the Transactions and (iv) cooperate with each other in connection with any such filing and in connection with resolving any investigation or other inquiry of any Governmental Authority under the HSR Act with respect to any such filing or the Transactions; provided that the Parties understand and agree that no Party shall be obligated to (and, without each Party’s prior written consent, no Party shall): comply with any request under the HSR Act for additional information, documents or other materials (i.e., a “second request”).

(c)    Each Party shall use its reasonable best efforts to furnish to the other Parties all information required for any application or other filing to be made pursuant to the HSR Act or other Laws in connection with the Transactions.  Each Party will advise the other Parties promptly (and in any event within two (2) Business Days prior to communicating such agreements with any Governmental Authority) of any understandings, undertakings or agreements (oral or written) that such Party proposes to make or enter into with any Governmental Authority in connection with the Transactions.  Each Party shall promptly inform the other Parties of any oral communication with, and provide copies of written communications with, any Governmental Authority regarding any such filing or the Transactions.  No Party shall independently participate in any meeting with any Governmental Authority in respect of any such filing or any investigation or other inquiry with respect to the Transactions without giving the other Parties prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend or participate.  Subject to applicable Law, the Parties will consult and cooperate with each other in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party relating to proceedings under the HSR Act or other regulatory Laws with respect to the Transactions.  Each Party shall have the right to (i) review and approve in advance, with such approvals not to be unreasonably withheld or delayed, all filings with any Governmental Authority to be made jointly in connection with the Transactions and (ii) review and comment on in advance, with such comments to be considered by the filing Party in good faith, all filings with any Governmental Authority to be made by the other Parties in connection with the Transactions.  Notwithstanding the foregoing, any Party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Parties under this Section 7.2 as “outside counsel only.”  Such materials and the information contained therein shall be given only to the outside counsel of the receiving Party, and the receiving Party shall cause such outside counsel not to disclose such materials or information to any employees, officers, directors or other representatives of the receiving Party, unless express written permission is obtained in advance from the source of the materials. Notwithstanding anything to the contrary set forth herein, nothing in this Agreement shall require any Party to provide to any other Party any information or materials that are sensitive personally identifiable information or legally privileged.

(d)    Subject to Section 7.2(e), in furtherance and not in limitation of the actions and obligations of each Party set forth in this Section 7.2, each Party shall, and shall cause its Affiliates to, use its respective reasonable best efforts to promptly resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the Transactions under the HSR Act so as to enable Closing as promptly as practicable but, in any event, no later than the Outside Date; provided that no Party shall be required to institute (or threaten to institute) any Proceeding to defend the Transactions, and if any Proceeding is instituted (or threatened to be instituted) challenging the Transactions as in violation of the HSR Act or any other Laws, no Party shall be obligated to contest and resist any such Proceeding (including that no Party shall be required to pursue any available avenues of administrative and judicial appeal).  Each Party shall, and shall cause its Affiliates to, use its respective reasonable best efforts to take such action as may be required to cause the expiration or termination of the waiting, notice or review periods under the HSR Act with respect to the Transactions as promptly as possible after the execution of this Agreement, and each Party shall not (and shall cause its Affiliates not to) take any action (including any other acquisition or any agreement for any other acquisition) that would be reasonably likely to prevent or materially delay the receipt of any Regulatory Approvals.  None of the Parties shall stay, toll, or extend any applicable waiting period under the HSR Act, or pull or refile any filing made under the HSR Act without the advance written agreement of the other Parties.

(e)    Each Party further agrees that it shall, and shall cause its Affiliates to, use reasonable best efforts to obtain any necessary Regulatory Approval, including under the HSR Act, or pursuant to any Laws to the extent required to satisfy the conditions set forth in Section 8.1, Section 8.2 or Section 8.3, as applicable (provided that the reasonable best efforts of a Party shall not obligate a Party to waive any such condition), and to use reasonable best efforts to try to avoid the commencement of any Proceeding by any Governmental Authority seeking, or the entry of, any writ, decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would result in, or to have lifted, vacated, reversed or terminated, any writ, decree, judgment, injunction or other order, whether temporary, preliminary or permanent, issued by any Governmental Authority or other legal restraint or prohibition preventing the consummation of the Transactions; provided that the Parties understand and agree that no Party nor any of its Affiliates shall be obligated to (and, without each Party’s prior written consent (not to be unreasonably withheld), no Party shall) (i) propose, negotiate, offer to commit or effect, by consent decree, hold separate order or otherwise, the sale, divestiture, transfer, license or other disposition of any assets or businesses of the Business Entities, Buyer or any of their respective Affiliates (including equity interests held by Buyer or any of its Affiliates in entities with assets or businesses); (ii) propose, negotiate, offer to commit or effect, by consent decree, hold separate order or otherwise, behavioral limitations on any assets or businesses of the Business Entities, Buyer or any of their respective Affiliates (including equity interests held by Buyer or any of its Affiliates in entities with assets or businesses); (iii) propose, negotiate, offer to commit or effect, by consent decree, hold separate order or otherwise, the termination, modification, transfer or other action with respect to any existing relationships and contractual rights and obligations of the Business Entities, Buyer or any of their respective Affiliates; (iv) otherwise offer to take or offer to commit to take any action that it is capable of taking that limits or affects its freedom of action; and (v) in the event that any writ, decree, judgment, injunction or other order, whether temporary, preliminary or permanent, issued by any Governmental Authority is entered or becomes reasonably foreseeable to be entered in any Proceeding that would make consummation of the Transactions unlawful or that would prevent or delay consummation of the Transactions, take any steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by clauses (i), (ii), (iii) and (iv) above) necessary to vacate, modify or suspend such writ, decree, judgment, injunction or other order.

(f)    Whether or not the Closing occurs, Buyer shall be responsible for the payment of all applicable filing fees under the HSR Act and all non-U.S. Laws similar to the HSR Act, and each of Buyer and Sellers shall be responsible for the payment of such Party’s own legal and consulting fees.

7.3    Transfer Taxes.

(a)    Subject to Section 7.3(b), all Transfer Taxes incurred in connection with the consummation of the Transactions shall be borne 50% by Buyer and 50% by Sellers, provided that, notwithstanding the foregoing, any Transfer Taxes incurred in connection with the New RPM Reorganization, which shall be borne 100% by Sellers. Without limiting the generality of the foregoing, the Parties agree to cooperate with each other and to provide each other with all reasonably available information and documentation reasonably necessary to permit the preparation and filing of all federal, foreign, international, state, provincial, local, and other Tax Returns and Tax elections with respect to the Business.

(b)    Notwithstanding any other provision of this Agreement, the Sellers and the Buyer agree that, as between themselves, the provisions of Section 7.3(b) to Section 7.3(h) shall, to the extent relevant, govern matters related to Stamp Duty. Subject to Section 7.3(c) to Section 7.3(h), the Buyer shall be responsible for 50% of any Stamp Duty in respect of the Company Units and the Sellers shall be responsible for 50% of any Stamp Duty arising in respect of the transfer or sale of the Company Units pursuant to any Transaction Document (as defined below).

(c)    The Sellers and the Buyer shall not execute, exchange or enter into this Agreement, any document relating to this Agreement, including any Documents (collectively the “Transaction Documents” and each a “Transaction Document”) in the United Kingdom and shall not, save in the circumstances set out in Section 7.3(d), at any time cause or permit executed originals (including original counterparts) of any Transaction Document (each an “Original Document”) that have been executed outside of the United Kingdom to be brought into the United Kingdom. Subject to the remainder of Section 7.3(c) to Section 7.3(h), any party to this Agreement acting in breach of this Section 7.3(c) shall be responsible for 100% of any Stamp Duty that arises in connection with the relevant Original Document.

(d)    The Sellers and the Buyer shall be entitled at any time to cause or permit an Original Document to be brought into the United Kingdom:

(i)    with the written consent of the other parties to this Agreement;

(ii)    if such party is required to do so for the purposes of any actual or pending proceedings (whether judicial, arbitral, administrative, mediation, expert determination or otherwise);

(iii)    if such party is required to do so by law or regulation or by the order of any competent court, tribunal, governmental or regulatory body, agency, authority or comparable body (including HM Revenue & Customs); or

in each case, provided, that the relevant party wishing to bring such Original Document into the United Kingdom shall not cause or permit an Original Document to be brought into the United Kingdom in accordance with any of this Section 7.3(d) unless such relevant party has first used commercially reasonable efforts to produce a certified or notarized copy of the Original Documents (or other acceptable evidence) for the purpose in question. If this Section 7.3(d) applies, any Stamp Duty arising as a result of a party causing or permitting an Original Document to be brought into the United Kingdom pursuant to this Section 7.3(d) shall be borne by the Buyer and the Sellers in accordance with Section 7.3(b).

(e)    On becoming aware that (i) a breach of Section 7.3(c) has occurred or is likely to occur or (ii) any of the events set out in Section 7.3(d) has occurred or is likely to occur, the party intending to cause or permit the document to be brought into the United Kingdom, shall notify each other party as soon as practicable.

(f)    Where a party (the “Breaching Party”) to this Agreement is alleged to be in breach of this Agreement or any other Transaction Document and another party to this Agreement (the “Enforcing Party”) seeks to enforce performance by the Breaching Party of, or seeks damages or other redress in respect of the Breaching Party's breach of its obligations, under this Agreement or any other Transaction Document, and a court or tribunal refuses to accept evidence of the existence or terms of this Agreement or any other Transaction Document without the relevant duly stamped Original Document being produced, then the Breaching Party will be responsible for any liability to Stamp Duty due in connection with the relevant Original Document if such Breaching Party is found by such court to have actually been in breach of this Agreement or the relevant Transaction Document (unless such decision is reversed on any subsequent appeal, in which case the Enforcing Party shall be responsible for all such Stamp Duty and shall reimburse the Breaching Party for any share of such Stamp Duty previously paid by it, as the case may be).

(g)    To the extent that any Stamp Duty becomes payable as a result of a third party which is not a party to this Agreement bringing an Original Document into the United Kingdom, the Buyer, on the one hand, and the Sellers, on the other hand, each agree to pay fifty per cent. (50%) of such amount; provided that in the event that such amount becomes payable as a result of a claim by such third party against a party to this Agreement, and such third party is successful in respect of such claim, such party to this Agreement will be liable for all such amount and shall reimburse the other party for any share of such amount previously paid it, as the case may be.

(h)    In Section 7.3(b) to Section 7.3(g) (inclusive), being “responsible for” Stamp Duty shall mean that the Sellers or the Buyer (as applicable) shall:

(i)    bear the cost of the Stamp Duty in question;

(ii)    covenant to pay to any other party on demand an amount equal to the Stamp Duty in question if such Stamp Duty has been paid by such other party as soon as reasonably practicable following production of evidence of such Stamp Duty having been paid by such other party; and

(iii)    covenant to pay to any other party on demand any reasonable and properly incurred costs of such other party as a result of the liability to Stamp Duty in question.

7.4    Further Assurances. Each of the Parties agrees that it will from time to time on or after the Closing promptly do, execute, acknowledge and deliver and will cause to be done, executed, acknowledged and delivered, all such further acts, deeds, certificates, and other documents as may be reasonably requested by any of the other Parties for better assigning, transferring, granting, conveying, assuring and conferring right, title and interest of the Company Units to the Buyer.

7.5    Expenses. Except as otherwise set forth in this Agreement, each of the Parties shall pay its own respective expenses in connection with the Transactions, including all attorneys’ fees and expenses and accountants’ fees and expenses; provided, that the Sellers shall be responsible for all Transaction Costs (which shall be allocated among the Sellers severally (and not jointly) based on their respective Percentage Interests).

7.6    D&O Indemnification and Insurance.

(a)    For a period of six (6) years following the Closing, Buyer shall, and shall cause the Company and its Subsidiaries to, indemnify, defend and hold harmless (and advance payment for legal and other expenses as incurred following receipt by Buyer of reasonably detailed statements therefor) to the fullest extent permitted by applicable Law, all current and former directors, officers, employees, fiduciaries and agents of the Business Entities (each, a “D&O Indemnitee”) from and against any and all Liabilities (including attorney’s fees and expenses, subject to receipt by Buyer of reasonably detailed statements therefor), penalties, judgments, fines and amounts paid in settlement in connection with any actual or threatened Proceeding arising out of matters occurring, arising or existing on or prior to the Closing (except to the extent relating to the Excluded Business) (each, a “D&O Claim”) to the extent that any such D&O Claim is based on, or arises out of, or relates to (i) the fact that such D&O Indemnitee is or was a director, officer, employee, or agent of one (1) or more of the Business Entities at any time prior to the Closing; (ii) the fact that such D&O Indemnitee is or was serving at the request of one (1) or more of the Business Entities as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise at any time prior to the Closing; or (iii) actions taken (or failed to be taken) by such D&O Indemnitee at the request of any of the Business Entities, including any and all such losses arising out of or relating to this Agreement or the Transactions, in each case, to the same extent that any of the Business Entities would have been required to indemnify or advance expenses to such D&O Indemnitee under the Fundamental Documents of any of the Business Entities in effect as of the date hereof, regardless of whether such D&O Claim is asserted or claimed prior to, at or after the Closing.

(b)    The Company and its Subsidiaries shall purchase and maintain in effect, beginning on the Closing Date and for a period of six (6) years thereafter without any lapses in coverage, a “tail” policy (the “D&O Tail”) providing directors’ and officers’ liability insurance coverage for the benefit of the D&O Indemnitees who are covered by any comparable insurance policy of the

Business Entities as of the Closing with respect to matters occurring prior to the Closing. Each D&O Tail shall provide coverage that is at least equal to the coverage provided under the existing comparable insurance policy of the Business Entities. Notwithstanding anything else in this Agreement to the contrary, none of the Company, Buyer or any of their respective Affiliates, as the case may be, shall be required to pay for such D&O Tail or other insurance any amount in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement in respect of such existing policy.

(c)    Buyer and the Company hereby acknowledge (on behalf of themselves and their respective Subsidiaries) that the D&O Indemnitees may have certain rights to indemnification, advancement of expenses and/or insurance provided by current shareholders, members, other equityholders or any Affiliates of any of the foregoing (“Indemnitee Affiliates”) separate from the indemnification obligations of the Company or any of its Subsidiaries hereunder. The Parties hereby agree the (i) the Company and its Subsidiaries are the indemnitors of first resort with respect to such matters (i.e., its obligations to the D&O Indemnitees under this Section 7.6 are primary and any obligation of any Indemnitee Affiliate to advance expenses or to provide indemnification for the same expenses or Liabilities incurred by the D&O Indemnitees under this Section 7.6 are secondary); (ii) the obligations of the Company and its Subsidiaries to advance expenses incurred with respect to such matters to the D&O Indemnitees under this Section 7.6 and to indemnify for Liabilities, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted, shall be without regard to any rights the D&O Indemnitees under this Section 7.6 may have against any Indemnitee Affiliate; and (iii) that the Parties (on behalf of themselves and their respective Subsidiaries) irrevocably waive, relinquish and release the Indemnitee Affiliates from any and all claims against the Indemnitee Affiliates for contribution, subrogation or any other recovery of any kind in respect thereof.

(d)    The D&O Indemnitees entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 7.6 are intended to be third party beneficiaries of this Section 7.6. This Section 7.6 shall survive the consummation of the Closing and shall be binding on all successors and assigns of Buyer and the Company and its Subsidiaries.

(e)    Buyer and the Company agree, and will cause their respective Subsidiaries, not to take any action that would have the effect of limiting the aggregate amount of insurance coverage required to be maintained for the D&O Indemnitees. If any of Buyer, the Company or any of their respective Subsidiaries (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person in one or a series of related transactions, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Buyer, the Company or any of their respective Subsidiaries, as applicable, shall assume the obligations set forth in this Section 7.6.

7.7    Tax MATtERS.

(a)    Tax Returns.

(i)    The Seller Representative shall prepare or cause to be prepared, and file or cause to be filed when due (taking into account any valid applicable extensions) (A) any U.S.

federal or state or local Tax Returns of the Company and its Subsidiaries with respect to flow-through income Taxes that are imposed on the Sellers (each, a “Flow-Through Tax Return”) for any Tax period ending on or before the Closing Date (but not, for the avoidance of doubt, any Straddle Period), including any such Tax Returns required to be filed after the Closing Date and (B) all other Tax Returns that are required to be filed by or with respect to the Company or its Subsidiaries on or prior to the Closing Date (but not, for the avoidance of doubt, any Straddle Period) (collectively, the “Seller Tax Returns”). The Seller Representative shall submit any Seller Tax Return that is filed or required to be filed after the Closing Date to Buyer at least thirty (30) days prior to the due date (taking into account any valid applicable extensions) for Buyer’s review and comment, and the Seller Representative shall consider in good faith any reasonable comments that are received from Buyer.

(ii)    Buyer shall prepare or cause to be prepared all Tax Returns of the Company or its Subsidiaries for periods ending on or before the Closing Date that are not Seller Tax Returns and for any Straddle Period (collectively, the “Buyer Tax Returns”). Buyer shall submit any material Buyer Tax Return to the Seller Representative at least thirty (30) days prior to the due date (taking into account any valid applicable extensions) for the Seller Representative’s review and comment, and Buyer shall consider in good faith any reasonable comments that are received from the Seller Representative; provided that if Buyer and Sellers are unable to reach agreement with respect to the comments received from the Seller Representative, such disagreement shall be determined in the manner described in Section 2.6(b) – (d), mutatis mutandis.

(iii)    All Tax Returns prepared under this Section 7.7(a) shall be prepared and filed in a manner consistent with the past procedures and practices and accounting methods of the Company and its Subsidiaries and this Section 7.7; provided, that to the extent permitted by applicable Law, all of the Transaction Deductions shall be allocated to the Pre-Closing Tax Periods.

(iv)    All Flow-Through Tax Returns for any Straddle Period shall be prepared under this Section 7.7 using the interim closing of the books methodology with calendar day convention under Treasury Regulations Section 1.706-4 as of the Closing Date.

(v)    From and after the Closing, unless otherwise filed by (or caused to be filed by) the Seller Representative pursuant to this Section 7.7, Buyer shall cause the Company and its Subsidiaries to timely file all Tax Returns prepared pursuant to this Section 7.7(a).

(b)    Pre-Closing Tax Matters.

(i)    After the Closing, unless the Seller Representative provides prior written consent (not to be unreasonably withheld, conditioned or delayed), Buyer shall not, and shall cause its Affiliates and the Company and its Subsidiaries not to, (a) other than in accordance with Section 7.7(a), file or amend or otherwise modify any Tax Return of the Company or its Subsidiaries relating to any Pre-Closing Tax Period, (b) extend or waive, or cause to be extended or waived, or permit the Company or its Subsidiaries to extend or waive, any statute of limitations or other period for the assessment of any Tax or deficiency for any Pre-Closing Tax Period, (c) other than as permitted by and in accordance with Section 7.7(b)(iii), make, rescind or change any Tax election or accounting method or practice with respect to, or that has retroactive effect to, any Pre-Closing Tax Period of the Company or its Subsidiaries, (d) make or initiate any voluntary contact with a Governmental Authority (including any voluntary disclosure agreement or similar process) regarding any Pre-Closing Tax Period of the Company or its Subsidiaries, (e) file a ruling request that could affect any Taxes or Tax Returns of the Company or its Subsidiaries for a Pre-Closing Tax Period, or (f) other than otherwise permitted by and in accordance with Section 7.7(b)(iii), file an administrative adjustment request under Section 6227(a) of the Code or other Tax Law in any jurisdiction, in respect of any Flow-Through Tax Return of the Company or its Subsidiaries for any Pre-Closing Tax Period.

(ii)    The Company and its Subsidiaries shall not take any action, nor shall Buyer cause the Company or its Subsidiaries to take any action, outside the ordinary course of business and not contemplated by this Agreement on the Closing Date after the Closing that could reasonably be expected to result in the Sellers (or their beneficial owners) being liable for incremental Tax pursuant to this Agreement.

(iii)    The Parties agree that the Sellers shall, at the request of Buyer, cause, or cooperate with Buyer and its Affiliates (including, after the Closing, the Company and its Subsidiaries) to cause, RPM, the Company or any of its Subsidiaries to make an election under Section 6226 of the Code or any similar state or local Law (a “Push-Out Election”) with respect to any member of RPM, the Company or its Subsidiaries for any Pre-Closing Tax Period or Straddle Period.

(c)    Tax Contests.

(i)    After the Closing, upon receipt of any written notice of a Tax Contest with respect to any Tax Returns or Tax matter relating to the Company or its Subsidiaries for Pre-Closing Tax Periods by any Seller, Buyer or any their respective Affiliate, such recipient shall promptly notify Buyer (in the case where such notice is received by any Seller or any Affiliate of Seller (including, prior to the Closing, the Company and its Subsidiaries)) or the Seller Representative (in the case where such notice is received by Buyer or any Affiliate of Buyer (including, after the Closing, the Company and its Subsidiaries)), as applicable. Subject to Section 7.7(b), the Seller Representative shall have the right to elect to control the defense of any Tax Contest (i) which relates to Flow-Through Tax Returns or (ii) with respect to a Straddle Period in the event a Push-Out Election is made at the Buyer’s election pursuant to Section 7.7(b) with respect to such Tax Contest (each, a “Seller Tax Contest”); provided, that (A) the Seller Representative shall keep Buyer reasonably informed of the progress of any such Seller Tax Contest, (B) Buyer and its counsel shall have the right to participate (but not control) in any such Seller Tax Contest at Buyer’s own expense (which right shall include the right to receive copies of all material documents furnished or received by the Seller Representative in connection with the Tax Contest, the right to be consulted about all significant decisions made on behalf of the Seller Representative regarding the conduct of the Tax Contest, and the right to have a reasonable opportunity to provide input to the representatives of the Seller Representative regarding all such significant decisions) and (C) without the prior written consent of Buyer, which shall not be unreasonably withheld, conditioned or delayed, the Seller Representative shall not settle or otherwise resolve, either administratively or after the commencement of litigation, any such Seller Tax Contest if such settlement or resolution could have an adverse effect on Buyer or any of

Affiliates (including, after the Closing, the Company and its Subsidiaries) (clauses (A)-(C) collectively, the “Non-Controlling Rights”).

(ii)    With respect to any Seller Tax Contest that the Seller Representative does not elect to control by the Seller Representative notifying Buyer in writing within thirty (30) days of receiving notification of such Tax Contest, (any such Tax Contest, a “Buyer Tax Contest”), Buyer shall have the right to elect to control the defense of any such Tax Contest, provided that the Seller Representative shall have the Non-Controlling Rights, applied mutatis mutandis.

(d)    Cooperation. Following the Closing Date, each of Buyer, the Sellers and the Seller Representative shall, and shall cause their respective Affiliates (and, in the case of Buyer, cause the Company and its Subsidiaries) to, reasonably cooperate in preparing any Tax Returns of the Company and its Subsidiaries with respect to a Pre-Closing Tax Period or any Straddle Period and in preparing for any Tax Contests with respect to the Company and its Subsidiaries in respect of a Pre-Closing Tax Period or any Straddle Period, as applicable, and payments in respect thereof, including making available to the other party during normal business hours, all books and records, Tax Returns or portions thereof (together with related paperwork and documents relating to rulings or other determinations by Governmental Authorities), proof of payment of Taxes, documents, files, officers or employees (without substantial interruption of employment) or other relevant information necessary or useful for such purposes, in each case, whether or not in existence as of the Closing Date). Until the applicable statute of limitations (including periods of waiver) has run for any Tax Returns filed or required to be filed with respect to the Company and its Subsidiaries, as applicable, covering the periods up to and including the Closing Date, each of Buyer, the Sellers and the Seller Representative shall, and shall cause its Affiliates, the Company and its Subsidiaries to, retain or cause to be retained all books and records in existence on the Closing Date and, following the Closing Date, shall provide each of the other parties access to such books and records and the equivalent books and records prepared following the Closing Date for inspection and copying by such other parties or their agents upon reasonable request and upon reasonable notice. After the expiration of such period, no books or records shall be destroyed by Buyer or any Seller, as applicable, without first advising the Seller Representative or Buyer, respectively, in writing and giving the Seller Representative or Buyer, as applicable, a reasonable opportunity to obtain possession thereof, with any costs of transferring the books and records to be paid by the party requesting such possession. Notwithstanding the foregoing, no provision of this Agreement shall be construed to require Buyer to provide the Seller Representative any information with respect to, or right to access or to review Buyer’s affiliated, consolidated, combined, unitary, aggregate or similar Tax Return other than any portion of such Tax Return that solely relates to the Company and its Subsidiaries.

(e)    Tax Refunds. Sellers shall be entitled to any and all Tax refunds (or credits in lieu thereof) actually received (or, in the case of any such credits, actually utilized to reduce current Taxes payable) by Buyer or its Affiliates (including, after the Closing, the Company and its Subsidiaries) after the Closing attributable to any Pre-Closing Tax Period. Buyer shall pay or cause to be paid such amounts to the Seller Representative (for the benefit of and to be distributed to any such Seller) promptly after utilization or receipt thereof. Buyer and its Affiliates shall, and shall cause the Company and its Subsidiaries to, promptly take all reasonable actions reasonably requested by the Seller Representative, which shall include utilizing any available short-form or accelerated procedures and filing any amended Tax Returns, if available, to file for, claim, and obtain any Tax refund, or credit or similar benefit that would give rise to a Tax refund. Without limiting the generality of the foregoing, the Parties to this Agreement agree that (i) any Tax refund will be claimed in cash rather than as a credit against future Tax liabilities to the maximum extent permitted by Law, (ii) Buyer and the Company shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to obtain Tax refunds payable pursuant to this Section 7.7(e) and cooperate with the Seller Representative to claim any Tax refund and (iii) Buyer shall deliver a draft of any originally filed Tax Return that could affect the amount of any Tax refund to the Sellers at least ten (10) days prior to the date such Tax Return is required to be filed (taking into account applicable extensions) to the Seller Representative (or its designee) for review and comment, and shall consider in good faith any reasonable comments that are received from the Seller Representative (or its designee) with respect to such Tax Return; provided, that if Buyer and Sellers are unable to reach agreement with respect to the comments received from the Seller Representative (or its designee), such disagreement shall be determined in the manner described in Section 2.6(b) – (d), mutatis mutandis.

(f)    Straddle Period. To the extent it is necessary for purposes of this Agreement to determine the allocation of Taxes among a Straddle Period, the amount of Taxes imposed on a periodic basis (such as real, personal and intangible property Taxes) for a Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in such Straddle Period. Taxes (other than Taxes described in the immediately preceding sentence) for any Pre-Closing Tax Period shall be computed as if such taxable period ended as of the end of the day on the Closing Date; provided, that any transactions or events outside of the ordinary course of business occurring on the Closing Date after the Closing shall be treated as occurring in the portion of the Straddle Period beginning after the Closing Date.

(g)    Tax Sharing Agreements. Any Tax sharing, Tax indemnification, or Tax allocation agreement or similar contract between the Sellers and any of their Affiliates (other than the Company and its Subsidiaries), on the one hand, and the Company or any of its Subsidiaries on the other hand, shall be and effective as of the Closing is terminated as between such parties without any further Liabilities suffered, incurred or borne by such parties from and after such termination.

(h)    Tax Treatment. For U.S. federal income tax purposes (and for any applicable U.S. state or local tax purposes), (i) the tax treatment of the New RPM Reorganization shall be as set forth in Exhibit A, (ii) the purchase of the Company Units pursuant to this Agreement shall be treated as though the Company and Buyer merged or consolidated into one partnership, taking the “assets-over” form with respect to the assets and liabilities of the Company within the meaning of Treasury Regulations Section 1.708-1(c)(3)(i), with the Buyer constituting the “resulting partnership” and the Company constituting the “terminating partnership,” (iii) any cash or other consideration (other than the Aggregate Stock Consideration) paid in connection the purchase of the Company Units shall be treated as consideration paid in connection with a “sale within a merger” by the relevant Seller in accordance with Treasury Regulations Section 1.708-1(c)(4) and Section 1.708-1(c)(5), Example 5 and be treated as paid solely in respect of the sale or exchange of a partnership interest and (iv) the Aggregate Stock Consideration paid hereunder shall be treated as paid in accordance with Treasury Regulations Section 1.708-1(c)(3)(i) and paid solely in exchange for the sale, transfer and delivery of the Company Units; provided that, to the extent amounts of Aggregate Stock Consideration otherwise payable to Legorreta are designated by him as transaction payments payable to the Individual Equityholders in accordance with the terms and conditions of Section 2.7 of the Disclosure Schedule, such amounts shall not be treated as paid solely in exchange for the sale, transfer and delivery of the Company Units and the Parties shall cooperate in good faith to allow Legorreta to structure such payments in a tax efficient manner under applicable Law (provided that, for the avoidance of doubt, any such structure shall not negatively impact Buyer, Buyer Parent or its Affiliates in any respect, including that neither Buyer, Buyer Parent nor any of their Affiliates shall incur any Liability or obligation in respect thereof, be required to pay any additional consideration or compensation, or pay or withhold any related employer or employee Taxes, either at Closing or thereafter, to or on behalf of RPM, RP MIP, Legorreta any Individual Equityholder or otherwise) (clauses (i) – (iv) collectively, the “Intended Tax Treatment”). The Parties will prepare and file all Tax Returns consistent with foregoing and will not take any inconsistent position on any Tax Return, or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by applicable Law following a final determination by a court of competent jurisdiction or other administrative settlement with or final administrative decision by the relevant Tax authority.

7.8    New RPM Reorganization. Prior to the Closing, RPM and the Sellers shall take all steps necessary to effect the New RPM Reorganization. RPM shall keep the Buyer reasonably informed in respect of the actions of the New RPM Reorganization, including providing updates upon Buyer’s reasonable request, and shall reasonably consult with the Buyer with respect to the form of the conveyancing and assumption instruments or other Contracts, documents or instruments providing for or relating to the New RPM Reorganization, including providing Buyer with a reasonable opportunity to review and comment in advance on such documentation. Notwithstanding anything to the contrary herein, RPM shall be permitted to amend or modify the New RPM Reorganization if such amendment or modification is reasonably necessary or appropriate to effect the transactions contemplated thereby, and shall consider in good faith any amendments or modifications of the New RPM Reorganization requested by Buyer; provided that the Buyer’s prior written consent (not to be unreasonably conditioned, withheld or delayed) shall be required with respect to any amendments or modifications proposed by RPM that would reasonably be expected to, individually or in the aggregate, (i) prevent, delay or impair the consummation of the Transactions in any non-de minimis respect (including by reason of any newly required consents or other approvals in connection with the Transactions), or (ii) have a non-de minimis adverse effect on the Buyer or any of its Affiliates.

7.9    Employment Offers. Prior to the Closing, Buyer Parent shall, or shall cause one of its Affiliates to, deliver an offer of employment pursuant to an offer letter agreement in substantially the form of the Form Offer Letter to each of the senior executives listed on Section 7.9 of the Disclosure Schedules providing for terms of employment that Buyer Parent will procure that the Company and/or one of its Subsidiaries shall enter into with such senior executives effective as of, and contingent upon the occurrence of, the Closing, with such additional terms consistent with those set forth on Section 7.9 of the Disclosure Schedules (a “Qualifying Offer”).

7.10    RESTRICTIVE COVENANTS.

(a)    As an inducement to Buyer to enter into this Agreement and to more effectively protect the value and goodwill of the Company and its Subsidiaries, Legorreta covenants and agrees that, for the period beginning on the Closing Date and ending on the fourth (4th) anniversary thereof, Legorreta shall not, directly or indirectly, individually or with any other person: (i) close, advise, manage, or act as the general partner, investment manager, investor, lender, consultant, independent contractor, servicer, advisor, director, officer, member, manager or employee to, of, in or for any Competing Fund within the United States or any other geographic region in which any of the Business Entities conducted its business as of the Closing (other than those set forth on Section 7.10(a) of the Disclosure Schedule); (ii) solicit, induce, or attempt to induce any Fund, Client or any investor or potential investor (including any Person with whom any of the Business Entities held a meeting to market its services, or made substantial preparations for such meeting, in each case to the extent known to Legorreta, during the twelve (12)-month period prior to the Closing Date) in any of the Business Entities or Feeder Vehicles to terminate, diminish, or materially alter in a manner harmful to the Business Entities such Person’s relationship with the Business Entities or Feeder Vehicles even if Legorreta did not initiate the discussion or seek out the contact; or (iii) except on behalf of the Business Entities, Buyer or any of its Affiliates, (A) hire, employ, engage or solicit for purposes of employment or engagement any person employed or engaged by any of the Business Entities as of the Closing (whether as an employee, independent contractor or otherwise), or (B) solicit, induce, or encourage (or participate, directly or indirectly, in such activities) any employee of any of the Business Entities to terminate his or her relationship with the Business Entities, in either case, provided that (x) Legorreta had contact with and/or obtained Confidential Information related to such person, (y) such restrictions shall apply even if Legorreta does not initiate the discussion or seek out the contact, and (z) any general solicitations not directed at such persons shall not, without more, be deemed a breach hereof. Notwithstanding the foregoing, nothing in this Section 7.10 will prevent Legorreta or his Affiliates from (I) owning, operating or providing services, directly or indirectly, individually or with any other person, to the Excluded Business or (II) investing in or owning less than five percent (5%) of the outstanding voting or non-voting shares of a Competing Fund as a passive investment, provided that Legorreta or his Affiliates does not otherwise participate in such Competing Fund or the management or operations thereof.

(b)    Each Seller acknowledges that Buyer would be unwilling to enter into this Agreement, or consummate the transactions contemplated hereby, in the absence of this Section 7.10 and that the covenants contained in this Section 7.10 constitute a material inducement to Buyer to enter into, and consummate the transactions contemplated by, this Agreement. Without limiting the generality of the foregoing, each Seller acknowledges and agrees that the restrictions contained in this Section 7.10 are reasonable and necessary to protect the legitimate interests of Buyer, and it is the intention of the parties hereto that if any of the restrictions or covenants contained in this Section 7.10 are for any reason held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 7.10, and this Section 7.10 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the further intention of the parties hereto that if any of the restrictions or covenants contained in this Section 7.10 is held to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall (to the maximum extent permitted by applicable Law) not be construed to be null, void and of no effect, but instead shall be construed and interpreted or reformed to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable Law. Each Seller acknowledges that Buyer would be irreparably harmed by any breach of this Section 7.10 and that there would be no adequate remedy at law or in damages to compensate Buyer for any such breach. Each Seller agrees that Buyer shall be entitled to injunctive relief requiring specific performance by such Seller of this Section 7.10.

7.11    CONFIDENTIALITY. Each Seller (including, without limitation, Legorreta) acknowledges, on behalf of itself and on behalf of its Affiliates, that the success of the Company and its Subsidiaries after the Closing depends upon the continued preservation of the confidentiality of non-public information regarding the business, operations and affairs of the Company and its Subsidiaries (including trade secrets, confidential information and proprietary materials, which may include the following categories of information and materials: methods, procedures, computer programs and architecture, databases, investor information, employee lists and identities, fee information, research, methodologies, contractual forms, and other information, whether tangible or intangible, which is not publicly available generally) (collectively, the “Confidential Information”) accessed or possessed by such Seller. Accordingly, for the period beginning on the Closing Date and ending on the fourth (4th) anniversary thereof, each Seller hereby agrees not to disclose or use, and shall cause its Affiliates and its and their respective Representatives not to disclose or use, any Confidential Information, except that “Confidential Information” shall not include (i) information that becomes available in the public domain other than as a result of any disclosure in violation of this Agreement by such Seller, (ii) information that becomes available to such Seller after the Closing on a non-confidential basis from a third party who is not known such Seller to be bound by a confidentiality obligation to Legorreta or such Seller and/or the Business Entities with respect to such information or (iii) information that was independently developed by or on behalf of such Seller (other than such Seller or its Affiliates prior to the Closing) without the use of or reference to Confidential Information. In addition, notwithstanding the foregoing and for the avoidance of doubt, each Seller may disclose such Confidential Information (1) on a confidential basis to their respective tax and financial advisors for purposes of complying with such Person’s tax obligations or other reporting obligations under applicable Law arising out of this Agreement or the Transactions, (2) on a confidential basis to their respective legal counsel and accountants for the purpose of evaluating the legal and financial ramifications, as applicable, of this Agreement or the Transactions, (3) as reasonably necessary in connection with the compliance with or enforcement by such Person of its rights under this Agreement, (4) in the course of providing services to Buyer or its Affiliates after the Closing or otherwise to the extent requested in writing by Buyer or its Affiliates (including the Company and its Subsidiaries) following the Closing, (5) as reasonably necessary in connection with the defense or prosecution of any Proceeding, (6) to any Governmental Authority, including, without limitation, in the course of any examination, investigation, sweep or inquiry, (7) as reasonably necessary to conduct the Excluded Business and (8) to such Seller’s and its Affiliates’ Representatives who have a need to know any Confidential Information in connection with any of the foregoing (provided that such Seller remains liable for any violation of the terms of this Section 7.11 by such Representatives as if they were such Seller, as applicable).

7.12    CARRIED INTEREST. From and after the date hereof, Legorreta covenants and agrees to provide the Board a reasonable opportunity to review and comment on any proposed future award, allocation, re-allocation or forfeiture of any Carried Interest, including the award of Carried Interest points to any Carry Recipient, establishment of any new Carried Interest arrangements with respect to any Carry Recipient, change in vesting terms with respect to any Carry Recipient or the modification of any other terms of any existing Carried Interest arrangements with respect to any Carry Recipient (collectively, “Carry Matters”), and Legorreta shall consider in good faith any such comments that are received from the Board; provided, that, the Parties agree that Legorreta shall be under no obligation to accept such comments. Upon the Board’s reasonable request, Legorreta shall provide the Board with a true and correct schedule of (i) each limited partner interest held by Seller and its Affiliates and its Subsidiaries, and any of their respective officers, managers, directors or employees, in any of the Funds, including the total capital commitment obligation in respect of such interest, (ii) each recipient of carried interest, incentive allocations, promote interests or other performance-based profits interests (collectively, “Carried Interest”) of or in respect of such Fund, whether held directly or indirectly through such Fund’s general partner (each such recipient, a “Carry Recipient”) and (iii) the percentage of Carried Interest in respect of such Fund, as applicable, held by each Carry Recipient and the portion of such Carried Interest allocation that is vested. If at any time after the date hereof, any Person other than Legorreta gains authority with respect to Carry Matters, Legorreta shall cause such Person to comply with this Section 7.12 as if such Person were Legorreta under this Section.

7.13    TERMINATION OF RELATED PARTY AGREEMENTS AND ACCOUNTS. RPM, the Company and each Seller (on its own behalf and on behalf of its Affiliates) agrees to cause all Contracts under which the Company or its Subsidiaries have ongoing obligations following the Closing and accounts existing as of the Closing between any of the Company and its Subsidiaries, on the one hand, and any Related Party, on the other hand, including the Contracts listed on Section 3.21 of the Disclosure Schedule, to be terminated, released, canceled, paid or otherwise settled prior to the Closing, without any continuing Liability of the Company or any of its Subsidiaries thereunder, excluding (i) any employment, severance or other similar arrangements with directors, officers or employees of the Company or any of its Subsidiaries, (ii) compensation for services performed by a Related Party as director, officer or employee of the Company (including any awards (x) granting Carried Interest, (y) by RP MIP granting equity or equity-based compensation, or (z) granted by RP Management Equity Incentive Plan Trust) or any of its Subsidiaries and amounts reimbursable for routine travel and other business expenses in the Ordinary Course of Business, (iii) the Contracts set forth on Section 7.13 of the Disclosure Schedule, (iv) loans to non-executive employees of the Business Entities with an aggregate principal amount not in excess of $210,000 and (v) this Agreement or any of the Documents.

7.14    ACCESS TO INFORMATION. From the date hereof until the Closing Date, and subject to applicable Law and Section 7.11, RPM, the Company and each Seller shall (a) give to Buyer and its counsel, financial advisors, auditors and other authorized Representatives reasonable access to the offices, properties, assets, books and records of the Company and its Subsidiaries, (b) furnish to Buyer and its counsel, financial advisors, auditors and other authorized Representatives such financial and operating data and other information as such Persons may reasonably request and (c) use commercially reasonable efforts to cause the employees, counsel, financial advisors, auditors and other authorized Representatives of the Company and its Subsidiaries to cooperate with Buyer in its investigation of the Company and its Subsidiaries. Any investigation pursuant to this Section 7.14 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. Notwithstanding the foregoing, none of the Business Entities or any Seller shall be required to provide access to or disclose information where such access or disclosure would violate any Law or waive any attorney-client or other similar privilege, and the Business Entities and the Sellers may redact information not relating to the Business, and, in the event such provision of information would reasonably be expected to violate any Law or waive any attorney-client or other similar privilege, the Business Entities, the Sellers and Buyer shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence. No information or knowledge obtained by Buyer or any of its Affiliates or Representatives (including in any investigation pursuant to this Section 7.14) shall affect or be deemed to modify any representation, warranty or agreement made by any party hereunder.

7.15    Post-closing access to books and records. For the period beginning on the Closing Date and ending on the fourth (4th) anniversary of the Closing Date, upon receipt of reasonable prior notice, RPM and each Seller agrees to provide, or cause to be provided, to Buyer, as soon as reasonably practicable after written request therefor, reasonable access during normal business hours, to the Business Entities’ (other than the Company’s and its Subsidiaries’) employees (without substantial disruption of employment) and to any books, records, documents, instruments, accounts, correspondence, writings, evidences of title, insurance policies and other papers relating to the conduct of the businesses of the Business Entities on or before the Closing Date (the “Books and Records”), to the extent reasonably available and in the possession or under the control of the RPM or such Seller; provided, however, that none of RPM or any Seller shall be required to provide access to or disclose information where such access or disclosure would violate any Law or agreement, or waive any attorney-client or other similar privilege, and RPM or such Seller may redact information regarding itself or its subsidiaries or otherwise not relating to businesses of the Business Entities, and, in the event such provision of information could reasonably be expected to violate any Law or waive any attorney-client or other similar privilege, RPM, such Seller and Buyer shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence.

7.16    RPM Credit Document Assumption. For the period beginning on the Closing Date and ending on the one (1) year anniversary of the Closing Date, Buyer agrees that it shall not and shall not cause the Company to (i) repay, prepay, refinance or otherwise replace the indebtedness under the RPM Credit Document Assumption or (ii) enter into any amendment or other documentation in connection with the RPM Credit Document Assumption that releases Legorreta as a guarantor thereunder.

7.17    CERTAIN INSURANCE MATTERS.

(a)    From and after the Closing, subject to the remainder of this Section 7.16, the Company and its Subsidiaries shall cease to be insured by RPM’s and its Subsidiaries’ insurance policies or by any of their respective self-insurance programs, and RPM and its Subsidiaries shall retain all rights to control all of its insurance policies and self-insurance programs, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any of its insurance policies and self-insurance programs.

(b)   The parties hereto acknowledge that the Company and its Subsidiaries may be entitled to the benefit of coverage under the insurance policies and self-insurance programs of RPM and its Subsidiaries (the “RPM Policies”), with respect to acts, facts, circumstances or omissions occurring prior to Closing (“Pre-Closing Occurrences”). Following the Closing, Buyer may make claims and report Pre-Closing Occurrences arising in connection with the Company or its Subsidiaries to the applicable insurance providers (to the extent permitted and in accordance with the terms and conditions of the applicable RPM Policy) and, if requested by Buyer, RPM shall, and shall cause its Subsidiaries to, upon receipt of a written request by Buyer, make claims and report on Buyer’s behalf Pre-Closing Occurrences arising in connection with the Company or its Subsidiaries to the applicable insurance providers.

(c)   With respect to claims for Pre-Closing Occurrences made pursuant to Section 7.16(b), (i) if reported to the applicable insurance provider by Buyer, Buyer shall promptly notify RPM of such claims, (ii) Buyer shall, and shall cause its Affiliates to, comply with the terms of the applicable RPM Policy and (iii) each party shall, and shall cause its Affiliates to, use reasonable best efforts to obtain the benefit of the applicable insurance coverage and pay such benefit, if any, to Buyer (net of any Recovery Costs incurred by RPM or any of its Subsidiaries as a result of the same); provided that (x) Buyer shall be fully liable for all uninsured or self-insured amounts in respect of any RPM Policy claims and (y) Buyer shall reimburse RPM and its Subsidiaries upon request for all reasonable out-of-pocket costs incurred by RPM or any of its Subsidiaries in connection with the exercise of the rights provided pursuant to this Section 7.16(b) (such costs referred to in this clause (y), “Recovery Costs”).

7.18    certain filings.

(a)    As promptly as practical following the date of this Agreement, Buyer and Buyer Parent shall prepare (with the assistance and cooperation of the Company as reasonably requested by Buyer or Buyer Parent), and file or cause to be filed with the SEC a preliminary proxy statement relating to the Buyer Parent Shareholders’ Meeting (as amended or supplemented in accordance with this Agreement, the “Proxy Statement”).

(b)    The Company, on the one hand, and Buyer and Buyer Parent, on the other hand, shall reasonably cooperate in good faith with one another (i) in connection with the preparation of the Proxy Statement, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Proxy Statement and seeking timely to obtain any such actions, consents, approvals or waivers.

(c)    The Company shall, upon Buyer’s request, promptly furnish to Buyer and Buyer Parent all information concerning itself, its Subsidiaries, directors and officers as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made to the SEC or the Nasdaq in connection with the Proxy Statement. Buyer Parent and the Company shall each use reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after filing. Prior to each filing of the Proxy Statement or responding to any comments of the SEC with respect thereto, Buyer Parent shall provide the Company and its counsel a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and consider in good-faith any comments provided by the Company and its counsel in connection with any such document or response. Buyer Parent shall provide the Company and its counsel with any comments or other communications, whether written or oral, that Buyer Parent or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after receipt of those comments or other communications.

(d)    Buyer Parent and the Company each agrees, as to itself and its Subsidiaries, that, to its knowledge, none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the times of the Buyer Parent Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e)    If at any time prior to the receipt of clause (a) of the Requisite Approval, any information relating to the Company, Buyer Parent, or any of their respective Affiliates, officers or directors, should be discovered by the parties that should be set forth in an amendment or supplement to the Proxy Statement, so that it would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall promptly be prepared and filed by the Buyer Parent with the SEC and, to the extent required under applicable Law, disseminated to the shareholders of Buyer Parent.

7.19    SHAREHOLDERS MEETING. Buyer Parent shall (a) as soon as reasonably practicable following the date the SEC staff advises that it has no further comments on the Proxy Statement or that Buyer Parent may commence mailing the Proxy Statement, duly call (including establishing a record date for) and give notice of, and commence mailing of the Proxy Statement to the shareholders of Buyer Parent as of the record date established for, a meeting of shareholders of Buyer Parent (the “Buyer Parent Shareholders’ Meeting”) to take place within 40 days following the ﬁrst mailing of the Proxy Statement to the shareholders of Buyer Parent for purposes of seeking clause (a) of the Requisite Approval, (b) initiate or cause to be initiated a “broker search” in accordance with Rule 14a-13 of the 1934 Act in order for Buyer Parent to comply with its obligations set forth in the foregoing clause (a), and (c) as soon as reasonably practicable following the commencement of the mailing of the Proxy Statement pursuant to the foregoing clause (a), convene and hold the Buyer Parent Shareholders’ Meeting in accordance with the Companies Act 2006 and applicable requirements of the Nasdaq, the Buyer Parent’s articles of association and applicable Law; provided that Buyer Parent may adjourn or postpone the Buyer Parent Shareholders’ Meeting to a later date in its reasonable discretion after consultation with the Company, including to the extent that such adjournment or postponement is reasonably necessary (i) to ensure that any required supplement or amendment to the Proxy Statement is provided to the shareholders of Buyer Parent within a reasonable amount of time in advance of the Buyer Parent Shareholders’ Meeting, (ii) due to applicable Law (including fiduciary duties) or a request from the SEC or its staff, (iii) to allow reasonable additional time to solicit additional proxies necessary to obtain clause (a) of the Requisite Approval or (iv) to ensure that there are sufficient shareholders of Buyer Parent represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Buyer Parent Shareholders’

Meeting. Buyer Parent shall comply in all respects with all legal requirements applicable to such meeting.

7.20    Equity Incentive Plan. It is currently anticipated that Buyer Parent will adopt a customary equity incentive plan at the Closing, subject to approval by Buyer Parent shareholders and compliance with applicable law and listing standards, pursuant to which the compensation committee of Buyer Parent will be authorized to grant restricted Class A shares of Buyer Parent and/or equity or equity-based incentive awards covering Class A Shares of Buyer Parent, as determined by the compensation committee of Buyer Parent to be appropriate (the “New Equity Incentive Plan”). For avoidance of doubt, this Section 7.20 does not create an obligation of either Party.

7.21    Class C shareholder approval. To the extent that the Seller Representative has approved the form and terms of the A&R Articles of Association (in the Seller Representative’s sole discretion), Legorreta shall cause the holder of the Class C share to provide a Class C share consent if and to the extent required to approve the A&R Articles of Association.

Article VIII.
CONDITIONS PRECEDENT

8.1    Conditions Precedent to the Obligations of Each Party. The respective obligations of each Party to effect the Transactions shall be subject to the satisfaction as of the Closing of the following conditions (any of which may, if permitted by applicable Law, be waived by the Party entitled to so waive, in whole or in part, in such Party’s sole discretion):

(a)    No Law or Order preventing or prohibiting the consummation of the Transactions shall have been issued, enacted, or promulgated by any court of competent jurisdiction or other Governmental Authority and remain in effect;

(b)    The waiting period (or any extension thereof) required under the HSR Act relating to the Transactions shall have expired or been terminated;

(c)    Duly executed copies of the consents listed on Section 8.1(c) of the Disclosure Schedules shall have been obtained, shall not have been amended, modified, revoked or rescinded and shall be in full force and effect;

(d)    The New RPM Reorganization shall have been consummated; and

(e)    All Requisite Approvals shall have been obtained, shall not have been amended, modified, revoked or rescinded and shall be in full force and effect.

8.2    Additional Conditions Precedent to the Obligations of the Buyer. The obligations of the Buyer to consummate the Transactions shall be subject to satisfaction as of the Closing of each of the following conditions (any of which may, if permitted by applicable Law, be waived by the Buyer, in whole or in part, in its sole discretion):

(a)    (i) each of the Company Fundamental Representations (other than the representations and warranties contained in Section 3.1(b) and (c)) and the Seller Fundamental Representations (in each case, together with any corresponding representation or warranty set forth in any Document, and disregarding all qualifications or limitations therein as to materiality, Material Adverse Effect or other similar materiality qualification) shall be true and correct in all material respects as of the date of this Agreement and at and as of the Closing with the same force and effect as if made at and as of the Closing (except that representations and warranties that are made as of a specified date shall be true and correct as of such specified date); (ii) the representations and warranties set forth in Section 3.1(b) and (c) (Capitalization) (in each case, together with any corresponding representation or warranty set forth in any Document and disregarding all qualifications or limitations therein as to materiality, Material Adverse Effect or other similar materiality qualification) shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing with the same force and effect as if made as of the Closing, except for inaccuracies that are de minimis in amount or effect; (iii) Section 3.6(a)(y) (Subsequent Events; No Material Adverse Effect) (together with any corresponding representation or warranty set forth in any Document) shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing with the same force and effect as if made as of the Closing; and (iv) each of the other representations and warranties made by the Company or any Seller (disregarding all qualifications or limitations therein as to materiality, Material Adverse Effect or other similar materiality qualification) as set forth herein or in any Document shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing with the same force and effect as if made at and as of the Closing (except that representations and warranties that are made as of a specified date shall be true and correct as of such specified date); provided, that this clause (iv) shall be deemed satisfied if the failure of any such representations and warranties (disregarding all qualifications or limitations therein as to materiality, Material Adverse Effect or other similar materiality qualification) to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)    The Company, RPM, each Seller and the Seller Representative shall have performed and complied in all material respects with all covenants of this Agreement required to be performed and complied with by such Party as of the Closing.

(c)    No event or events shall have occurred since the date of this Agreement which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)    The Sellers shall have caused delivery of all items described in Section 2.3(a) at or prior to the Closing.

(e)    The Company and each applicable Subsidiary shall have been registered with the SEC as an "investment adviser" under the Advisers Act and shall have made available to the Buyer prior to the date of Closing a true and correct copy of the Form ADV (Part 1 and Part 2A and Part 2B) of the Company then in effect.

(f)    Each manager, director, officer or employee of the Company or its Affiliates who is required to be registered or licensed in connection with their duties to the Business shall have become registered or licensed as an investment adviser representative or equivalent with any Governmental Authority.

8.3    Additional Conditions Precedent to the Obligations of the SELLERs and Company. The obligations of the Sellers and the Company to consummate the Transactions contemplated by this Agreement shall be subject to satisfaction as of the Closing of each of the following conditions (any of which may, if permitted by applicable Law, be waived by the Seller Representative and the Company, in whole or in part, in their sole discretion):

(a)    (i) each of the Buyer Fundamental Representations (in each case, together with any corresponding representation or warranty set forth in any Document, and disregarding all qualifications or limitations therein as to materiality or other similar materiality qualification) shall be true and correct in all material respects as of the date of this Agreement and at and as of the Closing with the same force and effect as if made at and as of the Closing (except that representations and warranties that are made as of a specified date shall be true and correct as of such specified date); and (ii) each of the other representations and warranties made by Buyer (disregarding all qualifications or limitations therein as to materiality or other similar materiality qualification) as set forth herein or in any Document shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing with the same force and effect as if made at and as of the Closing (except that representations and warranties that are made as of a specified date shall be true and correct as of such specified date); provided, that this clause (ii) shall be deemed satisfied if the failure of any such representations and warranties (disregarding all qualifications or limitations therein as to materiality, Material Adverse Effect or other similar materiality qualification) to be true and correct has not had and would not, individually or in the aggregate, reasonably be expected to materially delay or prevent the consummation of the Transactions contemplated hereby in accordance with the terms hereof.

(b)    The Buyer shall have performed and complied in all material respects with all covenants of this Agreement required to be performed and complied with by the Buyer as of the Closing.

(c)    The Buyer shall have caused delivery of all items described in Section 2.3(b) at or prior to the Closing.

(d)    Buyer Parent shall have delivered, or shall have caused one of its Affiliates to delivered, a Qualifying Offer to each of the senior executives listed on Section 7.9 of the Disclosure Schedules.

Article IX.
TERMINATION

9.1    Termination Prior to the Closing.

This Agreement may be terminated at any time prior to the Closing:

(a)    by mutual written consent of Buyer and the Seller Representative;

(b)    by either the Seller Representative or Buyer if the Closing shall not have been consummated on or before 5:00 p.m. Eastern Time on August 1, 2025 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose breach of any provision of this Agreement has been a principal cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c)    by either the Seller Representative or Buyer, if a Governmental Authority shall have issued or enacted any Law or Order, in any case having the effect of restraining, enjoining or otherwise prohibiting the Closing, which Order is final and nonappealable, as applicable; provided, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to any Party whose breach of any provision of this Agreement has been a principal cause of, or resulted in, the issuance or enactment of such Law or Order;

(d)    by the Seller Representative, upon a breach of any representation, warranty or covenant by the Buyer such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied as of the time such representation or warranty shall have become untrue or as of the time of such breach; provided that if such failure to be true or such breach is curable by the Buyer prior to the Outside Date through the exercise of reasonable efforts, then the Seller Representative may not terminate this Agreement under this Section 9.1(d) prior to the earlier to occur of (x) 20 days following notice from the Seller Representative to the Buyer of such failure to be true or such breach or (y) one Business Day prior to the Outside Date (it being understood that the Seller Representative may not terminate this Agreement pursuant to this Section 9.1(d) if (i) such failure to be true or such breach is cured by the Buyer prior to the expiration of the applicable time period set forth above, such that such conditions would then be satisfied or (ii) the Company, RPM or any Seller is in breach of this Agreement such that the condition set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied); or

(e)    by Buyer, upon a breach of any representation, warranty or covenant by the Company, RPM, any Seller or the Seller Representative such that the condition set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied as of the time such representation or warranty shall have become untrue or as of the time of such breach; provided that if such failure to be true or such breach is curable by the Company, RPM, any Seller or the Seller Representative prior to the Outside Date through the exercise of reasonable efforts, then the Buyer may not terminate this Agreement under this Section 9.1(e) prior to the earlier to occur of (x) 20 days following notice from the Buyer to the Seller Representative of such failure to be true or such breach or (y) one Business Day prior to the Outside Date (it being understood that Buyer may not terminate this Agreement pursuant to this Section 9.1(e) if (i) such failure to be true or such breach is cured by the Company, RPM, any Seller or the Seller Representative such that such conditions would then be satisfied or (ii) Buyer is in breach of this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied).

9.2    Notice of Termination; Effect of Termination. If any of the Seller Representative or Buyer wishes to terminate this Agreement pursuant to Section 9.1, then such Party shall deliver to the other Parties a written notice stating that such Party is terminating this Agreement and setting forth a brief description of the basis on which such Party is terminating this Agreement. Subject to the relevant periods and the relevant Party’s right to cure pursuant to Section 9.1, if applicable, any termination of this Agreement under Section 9.1 will be effective immediately upon the delivery of notice of the terminating Party to the other Parties. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect, except (i) as set forth in Section 7.5 (Expenses), this Section 9.2 (Notice of Termination; Effect of Termination), and Article XI (Miscellaneous), each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any intentional breach of this Agreement or Fraud by such Party.

Article X.
DEFINITIONS

In addition to the words and terms defined elsewhere in this Agreement, the following words and terms shall have the following meanings, respectively, unless the context clearly requires otherwise:

“A&R Exchange Agreement” has the meaning assigned to such term on Section 2.3(a)(ix).

“A&R Registration Rights Agreement” has the meaning assigned to such term on Section 2.3(a)(x).

“Accounting Principles” means GAAP, applied on a basis consistent with past practices and in a manner consistent with the procedures, practices, methodologies or principles as were used by the Business Entities in the preparation of the Annual Financial Statements.

“Accrued Interest” means any and all accrued and unpaid interest owed under the RPM Credit Documents as of immediately prior to the Closing.

“Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, Liabilities, obligations, Taxes, liens, losses, and all costs, expenses and fees incurred in connection with any such matter, including court costs, reasonable attorneys’ and other reasonable professional fees and expenses (whether such fees and expenses arise out of a dispute or claim among the Parties or out of a dispute involving third parties), interest expense (including pre-judgment interest) and expenses and costs of investigation, but excluding (a) indirect or consequential damages (except to the extent reasonably foreseeable as being the result of or arising from or in connection with a breach of a representation, warranty or covenant contained in this Agreement or other matter for which indemnification is provided hereunder) and (b) speculative, remote and punitive damages (unless such damages are actually paid to a third party in connection with a Third Party Claim).

“Advisers Act” means the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“Affiliate” means, with respect to any Person, any Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. Notwithstanding anything contained to the contrary in the immediately preceding sentence, (i) none of the Sellers (in their capacities as such) shall be considered an Affiliate of the Company or any of its Subsidiaries or Affiliates (and vice versa), (ii)

none of the Sellers (in their capacities as such) shall be considered an Affiliate of any other Seller (and vice versa), and (iii) none of the Sellers (in their capacities as such) shall be considered an Affiliate of Buyer Parent, Buyer or any of their respective Subsidiaries (and vice versa). The term “control” includes the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Affordable Care Act” means the Patient Protection and Affordable Care Act of 2010, as amended, and all regulations issued thereunder and rulings issued with respect thereto.

“Aggregate Cash Consideration” means an amount equal to (i) $200,000,000, minus (ii) Closing Management Fee Payments, plus (iii) the Net Working Capital Adjustment Amount (which may be positive or negative), plus (iv) Closing Cash, minus (v) Closing Indebtedness, minus (vi) Unpaid Transaction Costs.

“Aggregate Stock Consideration” means 24,530,266 Buyer Shares which shall be represented by depositary receipts issued by Computershare Trust Company, N.A. pursuant to an agreement for the provision of depositary services and custody services of Buyer depositary receipts dated June 12, 2020, as amended and restated from time to time.

“Agreement” has the meaning assigned to such term in the preamble to this Agreement.

“Allocation” has the meaning assigned to such term on Section 2.5.

“Allocation Schedule” has the meaning assigned to such term on Section 2.2(c).

“Amended and Restated Management Agreement” means amended and restated management agreements to each of the Management Agreements which are included in the Business, in form and substance reasonably satisfactory to the Buyer and Seller Representative.

“Annual Financial Statements” has the meaning assigned to such term in Section 3.5(a)(i).

“Basket” has the meaning assigned to such term on Section 6.4.

“Breaching Party” has the meaning assigned to such term on Section 7.3(f).

“Bribery Act” has the meaning assigned to such term on Section 3.8(j).

“Business” means the business and assets of the Company and its Subsidiaries, after giving effect to the consummation of the New RPM Reorganization, but, for the avoidance of doubt, excluding the Excluded Business.

“Business Day” means any day other than (i) Saturday or Sunday, or (ii) a day on which banking institutions in New York, New York are authorized to be closed.

“Business Entities” means RPM, the Company and their respective Subsidiaries.

“Buyer” has the meaning assigned to such term in the preamble to this Agreement.

“Buyer Fundamental Representations” means the representations and warranties set forth in Section 5.1 (Organization), Section 5.2 (Authority), Section 5.3(b) (Non-Contravention) and

Section 5.4 (Brokers).

“Buyer Group” has the meaning assigned to such term in Section 6.2.

“Buyer Parent” means Royalty Pharma PLC.

“Buyer Parent Stockholders Meeting” has the meaning assigned to such term in Section 7.19.

“Buyer Shares” means the non-voting Class E ordinary shares of Buyer.

“Buyer Shares VWAP” means the volume weighted average price of the Class A shares of Buyer Parent as listed on the NASDAQ for the specified period, as reported by Bloomberg.

“Buyer Tax Contest” has the meaning assigned to such term on Section 7.7(c)(ii).

“Buyer Tax Return” has the meaning assigned to such term on Section 7.7(a)(ii).

“Carry Matters” has the meaning assigned to such term in Section 7.12.

“Carry Recipient” has the meaning assigned to such term in Section 7.12.

“Cash” means the aggregate amount of cash and marketable securities (but, in the case of marketable securities, only short-term, highly liquid investments that are readily convertible to cash), in each case determined in accordance with the Accounting Principles. For the avoidance of doubt, “Cash” shall exclude any (i) outstanding checks and outgoing wire transfers, (ii) security deposits, escrows or similar deposits, (iii) collateral reserve accounts, and (iv) other restricted cash (including any cash subject to any restriction on its use by applicable Law or Contract or subject to any Tax on distribution or other transfer); provided that, notwithstanding the foregoing, “Cash” shall include (y) the certificate of deposit pledged as collateral under the letter of credit set forth on Section 3.5(d) of the Disclosure Schedule, (y) restricted cash held by RPM and (z) restricted cash held by RP Management (Ireland) Ltd.

“Central Bank” has the meaning assigned to such term on Section 2.3(a)(xii).

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, and the rules and regulations promulgated thereunder.

“Client” means any client to which any Business Entity provides investment advisory, sub-advisory or investment management services as of a particular date in connection with the Business.

“Closing” has the meaning assigned to such term in Section 2.1.

“Closing Cash” means the aggregate amount of Cash of the Company and its Subsidiaries, excluding the Excluded Business, as of the Effective Time.

“Closing Consideration” has the meaning assigned to such term on Section 2.2(a).

“Closing Date” has the meaning assigned to such term in Section 2.1.

“Closing Date Balance Sheet” has the meaning assigned to such term in Section 2.6(a).

“Closing Date Statement” has the meaning assigned to such term in Section 2.6(a).

“Closing Indebtedness” means the aggregate amount of Funded Indebtedness of the Company and its Subsidiaries, including Accrued Interest but excluding any other Funded Indebtedness under the RPM Credit Documents or in respect of the Excluded Business, as of the Effective Time.

“Closing Management Fee Payments” means the portion of aggregate management fee payments made to and actually received by any of the Business Entities pursuant to any Management Agreement (other than any Management Agreement that is part of the Excluded Business) in respect of the period between January 1, 2025 and the Closing Date, excluding amounts paid to the Manager for the reimbursement of its costs or expenses in accordance with the terms of any Management Agreement (including the payment of additional management fee under any Management Agreement in respect of such costs or expenses).

“Closing Net Working Capital” means the aggregate amount of Net Working Capital as of the Effective Time.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated thereunder.

“Company” has the meaning assigned to such term in the preamble to this Agreement.

“Company Closing Certificate” has the meaning assigned to such term in Section 2.2(c).

“Company Fundamental Representations” means Section 3.1 (Organization and Capitalization), Section 3.2 (Authority), Section 3.3(b) (Non-Contravention), Section 3.4 (Subsidiaries), and Section 3.23 (Brokers).

“Company Units” has the meaning assigned to such term in the recitals to this Agreement.

“Company Systems” has the meaning assigned to such term in Section 3.18(c).

“Competing Fund” means a pooled investment vehicle with funds from multiple third-party investors that has been formed for the purpose of investing in multiple Royalty Investments, other than (i) any such vehicle for which Pharmakon Advisors, L.P. (or any successor or Affiliate thereof) serves as general partner or investment manager, (ii) Buyer Parent or any direct or indirect Subsidiary of Buyer Parent, (iii) any pooled investment vehicle that is part of the Excluded Business, (iv) any pooled investment vehicle listed on Section 7.10(a) of the Disclosure Schedules, or (v) any entity or pooled investment vehicle approved by the Board. For the avoidance of doubt, the term Competing Fund does not include (i) operating businesses, regardless of whether such businesses sell royalties to third parties; or (ii) personal investments made by individuals in their capacity as individuals, regardless of whether such individuals pool their personal funds together

(i.e., without the creation of a formal investment vehicle or entity through which to make such investment).

“Consideration Deficiency” has the meaning assigned to such term in Section 2.6(e)(ii).

“Consideration Surplus” has the meaning assigned to such term in Section 2.6(e)(i).

“Contract” means any agreement, contract, license, commitment, document, mortgage, instrument, note, loan, undertaking, commitment, joint venture, lease (of real or personal property) and any other agreements, commitments and legally binding arrangements.

“Covenants” has the meaning assigned to such term in Section 11.16(c).

“Defaulting Party” has the meaning assigned to such term in Section 11.6.

“Deferred Shares” means “deferred shares” of Buyer having the rights set forth in the articles of association of Buyer.

“Defined Benefit Plan” shall have the meaning set forth in Section 3(35) of ERISA.

“Disclosure Schedules” means the Disclosure Schedules delivered pursuant to this Agreement immediately prior to the execution hereof on the date hereof.

“Disqualification Event” has the meaning assigned to such term in Section 3.8(k).

“Documents” means this Agreement, the Voting Agreement, the Restrictive Covenants Agreements, Form Offer Letter, and each other agreement, schedule, exhibit, document, instrument and/or certificate contemplated by this Agreement to be executed in connection with the transactions contemplated by this Agreement.

“Effective Time” means 12:01 am Eastern Time on the Closing Date.

“Employee Benefit Plan” means (a) any “employee benefit plan” as defined in Section 3(3) of ERISA, or (b) any other employee benefit, fringe benefit, supplemental unemployment benefit, compensation, employment, consulting, independent contractor, bonus, incentive, profit sharing, profits interests, deferred compensation, termination, severance, change of control or transaction bonus, retention, vacation, paid time off or leave, pension, retirement, stock option, stock purchase, stock appreciation, equity-based or equity-linked incentive, phantom equity, tuition, education reimbursement, health, cafeteria, welfare, medical, dental, perquisite, disability, life insurance or any similar plans, programs, agreements, arrangements or practices, in either case (a) or (b), whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered, whether or not subject to ERISA or established pursuant to a statute, but excluding any such plan that is sponsored in whole or in part by any Governmental Authority or any Multi-Employer Plan.

“Employment-Based RCAs” has the meaning assigned to such term in Section 3.15(d).

“Enforcing Party” has the meaning assigned to such term on Section 7.3(f).

“Environment” means any of the following media: (i) land, including surface land and sub-surface strata, (ii) water, including coastal and inland waters, surface waters, ground waters, drinking water supplies and waters in surface- and sub-surface strata, (iii) air, including indoor and outdoor air and (iv) natural resources.

“Environmental and Safety Requirements” means, whenever enacted or in effect, all federal, state, local and foreign statutes, regulations, ordinances and similar provisions having the force or effect of law, all Orders and all common law concerning public health and safety, worker health and safety, pollution, protection of the environment, or hazardous substances or wastes, including CERCLA.

“Equity Award Schedule” has the meaning assigned to such term on Section 3.1(d).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any Person, any other Person, trade or business that is a member of a “controlled group of corporations” with, or is under “common control” with, or is a member of the same “affiliated service group” with such Person as defined in Section 414(b), 414(c), or 414(m), 414(o) or 414(t) of the Code.

“Exchange Act” has the meaning assigned to such term on Section 3.8(g).

“Excluded Business” means the business of RPM that is primarily related to the business set forth on Section 1 of Schedule C and the assets set forth on Section 2 of Schedule C; provided that the assets set forth on Section 3 of Schedule C shall be excluded from the Excluded Business and included in the Business.

“FCPA” has the meaning assigned to such term in Section 3.8(j).

“Feeder Vehicles” means RPI International Holdings 2019, LP and RPI US Partners 2019, LP.

“Final Aggregate Cash Consideration” means the Aggregate Cash Consideration (a) as shown in Buyer’s calculation set forth in the Closing Date Statement if no Dispute Notice is timely delivered pursuant to Section 2.6(a) or (b) if a Dispute Notice is timely delivered, (i) as agreed by Buyer and the Seller Representative in writing or (ii) in the absence of such agreement, as shown in the Independent Accountant’s calculation delivered pursuant to Section 2.6(b).

“Financial Statements” has the meaning assigned to such term in Section 3.5(a)(ii).

“Flow-Through Tax Return” has the meaning assigned to such term on Section 7.7(a)(i).

“Form Offer Letter” means that certain form of offer letter included as Exhibit C to this Agreement.

“Form Restrictive Covenants Agreement” means that certain form of restrictive covenants agreement included as Exhibit D to this Agreement.

“Fraud” means, with respect to the representations and warranties made by a Party in this Agreement, an actual and intentional misrepresentation of a fact with respect to the making of such representations and warranties (and specifically excluding constructive fraud, recklessness or negligence) (a) with the express intention that the other Party rely thereon, (b) where the Party making such false statement of fact (i) has actual knowledge of the falsity of such statement and (ii) makes such false statement with the intent to deceive the Party to whom such false statement of fact is made, and (c) where the Party to whom such false statement of fact is made (i) justifiably relies on such false statement of fact and with ignorance to the falsity of such statement and (ii) suffers actual damages as a result of such statement.

“Fund” means a pooled investment vehicle that is a Client.

“Fundamental Cap” has the meaning assigned to such term in Section 6.4(c).

“Fundamental Documents” means the documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs, including as applicable, articles or certificate of incorporation, memorandum, memorandum of association, articles of association, articles of organization, certificate of formation, declaration of trust, indenture and/or supplemental indenture, trust agreement, partnership agreement, by-laws, and/or operating or limited liability company agreement.

“Funded Indebtedness” means, as of any date, without duplication, the outstanding principal amount of, accrued and unpaid interest on, and other outstanding payment obligations arising under any obligations of the Company or any of its Subsidiaries, in respect of: (a) indebtedness for borrowed money (including overdraft facilities), whether secured or unsecured, or for the deferred purchase price of property, goods or services (including any “earn-out”, contingent payments, performance bonus, holdback or similar payments valued at the maximum potential amount thereof, but excluding trade payables incurred in the Ordinary Course of Business); (b) indebtedness evidenced by any note, bond, debenture or other debt security or other similar Contracts or instruments (including purchase money obligations); (c) (i) in respect of unfunded or underfunded defined benefit pension, retiree medical or nonqualified deferred compensations plans (including any withdrawal liability under any such plan), (ii) accrued but unpaid severance, or deferred compensation, (iii) paid time off that has accrued, but that has not been used, (iv) all bonuses or other incentives that are earned for service during calendar year 2024 and unpaid in accordance with the Accounting Principles, including but not limited to legacy unpaid ICAI bonus amounts related to Buyer’s IPO, RSA bonuses and annual discretionary bonuses (with respect to the foregoing clauses (c)(i)-(iv), inclusive of the employer portion of any payroll, employment or similar Taxes with respect thereto); (d) any liability, including reimbursement obligations, in respect of banker’s acceptances, letters of credit and surety and/or performance bonds (but, in each case, only to the extent and in the amount drawn); (e) accrued but unpaid Taxes of the Company or any of its Subsidiaries for all Pre-Closing Tax Periods, which (i) shall not be less than zero in the aggregate or with respect to the Company or any of its Subsidiaries, (ii) shall be calculated in accordance with past practice of the Company or any of its Subsidiaries and (iii) with respect to any Straddle Period, shall be calculated in accordance with Section 7.7(f); (f) liabilities or obligations under any interest rate, currency or other hedging or swap agreement and any breakage costs or fees under any of the foregoing, calculated as if terminated at or immediately prior to the Closing; (g) any declared and unpaid dividends or other distributions, or other amounts owed to RPM, any Seller or any of their respective Affiliates; (h) all obligations under leases which are recorded or are required to be, in accordance with GAAP, as financing leases in respect of which any of the Company or any of its Subsidiaries is liable as lessee; (i) any indebtedness referred to above of any Person that is either guaranteed (including under any “keep well” or similar arrangement) by, or secured by, any Lien upon any property or asset owned by, any of the Company or any of its Subsidiaries, in each case, as of such date; (j) all interest, fees, penalties (including pre-payment penalties), premiums (including make-whole premiums), fees and prepayment premiums, breakage costs and expense reimbursement and other expenses owed (or to be owed in connection with the repayment thereof) with respect to the indebtedness referred to above through the Closing Date; (k) any costs or expenses incurred with respect to, as a result of or in connection with the New RPM Reorganization; and (l) any management fee rebates payable.  Notwithstanding the foregoing, “Funded Indebtedness” shall not include any of the following: (i) items to the extent included in the Transaction Costs or the calculation of Closing Net Working Capital; (ii) intercompany obligations between or among the Company and any wholly owned Subsidiary thereof (or between or among any such Subsidiaries); (iii) undrawn amounts under banker’s acceptances, letters of credit and surety and/or performance bonds; (iv) obligations under operating leases; and (v) trade payables incurred in the Ordinary Course of Business (to the extent included in Closing Net Working Capital).

“GAAP” means those accounting principles which are recognized as being generally accepted in United States which are applicable as at the date on which any calculation hereunder is to be effective, consistently applied.

“Governmental Authority” means any court, administrative agency or commission or other governmental or licensing authority, agency, or instrumentality, domestic or foreign, international, supranational, provincial, federal, state, county or local, including, for the avoidance of doubt, any municipal entity, government and/or any political subdivision or other executive, legislative, administrative, judicial or other governmental department, commission, court, tribunal, board, bureau, agency or instrumentality or any arbitral body or other authority exercising any governmental or quasi-governmental powers.

“Hazardous Materials” means any substance that is defined as a “hazardous substance,” “hazardous waste,” “hazardous material,” “pollutant,” or “contaminant” under CERCLA, the Toxic Substances Control Act, the Resource Conservation Recovery Act, the Clean Water Act, the Safe Drinking Water Act, the Clean Air Act or any analogous and applicable Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indemnified Party” has the meaning assigned to such term in Section 6.5(a).

“Indemnified Taxes” (a) all Taxes of the Business Entities for any Pre-Closing Tax Period (determined, with respect to a Straddle Period, in accordance with Section 7.7(f)), (b) all Taxes for which any Business Entity is liable by virtue of being of a member of an affiliated, combined or unitary group of which any Business Entity (or any predecessor thereof) is or was a member on or prior to the Closing, including pursuant to Treasury Regulations Section 1.1502-6 (or any predecessor or successor thereof or any analogous or similar state, local or non-U.S. Law), (c) any

Taxes of any other Person for which Buyer or any Business Entity is or may become liable as a transferee or successor, by Contract or pursuant to any Tax law, by reason of a transaction entered into by any Seller, any Business Entity or any of their Affiliates before the Closing Date, (d) all Taxes arising out of or resulting from a breach of any Tax Representation or any covenant or agreement of Sellers contained in this Agreement and (e) all Taxes of the Buyer or the Business Entities incurred with respect to, as a result of or in connection with the New RPM Reorganization.

“Indemnifying Party” has the meaning assigned to such term in Section 6.5(a).

“Independent Accountant” has the meaning assigned to such term in Section 2.6(b).

“Individual Equityholder” means the individual equityholders of RP MIP, a list of whom has been provided to Buyer.

“Information Privacy and Security Laws” means all applicable Laws concerning the data privacy, data protection, cybersecurity and/or the processing of Personal Data, and all applicable rules and regulations promulgated by a Governmental Authority thereunder, including, if/as and to the extent applicable, the California Consumer Privacy Act of 2018, the EU 2016/679 General Data Protection Regulation (and the equivalent thereof under the laws of the United Kingdom), the Gramm-Leach-Bliley Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transactions Act, the Federal Trade Commission Act, the Privacy Act of 1974, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Children’s Online Privacy Protection Act, state Social Security number protection laws, state data breach notification laws, state consumer protection laws and any Laws concerning requirements for website and mobile application privacy policies and practices, telephone or electronic monitoring or recording of any outbound communications (including outbound calling and text messaging, telemarketing, and e-mail marketing).

“Intellectual Property” means any and all intellectual property and similar proprietary rights in any jurisdiction throughout the world, including the following: (a) all inventions, all improvements thereto and all patents, patent applications, and invention disclosures, together with all reissuances, continuations, continuations-in-part, divisionals, revisions, extensions, and reexaminations thereof, (b) registered and unregistered trademarks, service marks, trade dress, trade styles, logos, trade names, and corporate names, including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works and copyrights and all applications, registrations and renewals in connection therewith, (d) all Trade Secrets, customer lists, track records, methodologies, business and marketing plans and other confidential information, (e) all know-how, (f) all domain names, URLs, social media accounts and handles, including all goodwill associated therewith, (g) Software, (h) databases and data collections and (i) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violation of any of the foregoing.

“Intended Tax Treatment” has the meaning assigned to such term on Section 7.7(h).

“Interim Financial Statements” has the meaning assigned to such term in Section 3.5(a)(ii).

“IRS” means the Internal Revenue Service.

“Key Employee” means any employee of the Business Entities with a title of Executive Vice President or above.

“Knowledge of the Company” means the actual knowledge of Legorreta, George Lloyd and Terrance Coyne, after reasonable inquiry, none of whom shall have any personal liability or obligations of inquiry regarding such knowledge.

“Latest Balance Sheet Date” means September 30, 2024.

“Latest Balance Sheet” has the meaning assigned to such term in Section 3.5(a)(ii).

“Law” means any constitution, law, statute, common law, treaty, rule, directive, requirement or regulation or Order of any Governmental Authority.

“Leased Real Property” has the meaning assigned to such term in Section 3.19(b).

“Liability” means any liability or obligation, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and whether due or to become due, regardless of when asserted.

“Licensed Intellectual Property” means each item of Intellectual Property that any third party owns and is licensed or sublicensed (or purported to be licensed or sublicensed) to a Business Entity or for which a Business Entity has obtained a covenant not to be sued.

“Lien” means any security interest, pledge, mortgage, deed of trust, charge, encumbrance or option.

“Management Agreement” means any management agreement, management services agreement or other similar agreement pursuant to which any of the Business Entities is bound as a manager or service provider, including any agreement pursuant to which RPM performs services that involve (a) management of an investment account or fund (or portions thereof or a group of investment accounts or funds), (b) giving advice with respect to the investment and/or reinvestment of assets or funds (or any group of assets or funds) or (c) otherwise acting as an “investment adviser” within the meaning of the Advisers Act or other comparable applicable Law.

“Material Adverse Effect” means, individually or in the aggregate, any change, effect, event, matter, occurrence or state of facts that (a) has, would reasonably be expected to have, or results in, a material adverse effect on the business, assets, properties, management or results of operations of the Business Entities or (b) does, materially impair or delay Sellers’ ability to consummate the Transactions; provided, however, a “Material Adverse Effect” shall not include any change, effect, event, matter, occurrence or state of facts to the extent resulting from (i) a decline or worsening of economic or political conditions, (ii) any changes or developments in financial, banking or securities markets (including any disruption thereof), (iii) changes in GAAP after the date hereof (or the binding interpretation thereof), (iv) changes in any Laws after the date hereof; (v) acts of war (whether or not declared), armed hostilities or terrorism or the escalation or worsening thereof; (vi) any natural or man-made disaster or acts of God; (vii) any epidemics, pandemics, disease outbreaks or other public health emergencies; (viii) the public announcement of the Transactions or the pendency or completion of the Transactions (it being understood that this clause (viii) shall not apply to a breach of any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the announcement, pendency or completion of this Agreement or any of the other Documents or the Transactions, including for the purposes of Article VIII); (ix) any failure by the Business Entities to meet any internal or external projections, budgets or forecasts (but not the underlying causes of such failure unless such underlying causes would otherwise be excepted from this definition); (x) the taking of any action required by this Agreement, including the completion of the Transactions contemplated hereby (it being understood that this clause (x) shall not apply to actions taken pursuant to Section 7.1(a) of this Agreement) or actions taken or not taken by the Sellers or any Business Entity with Buyer’s written consent and (xi) the initiation of litigation by any Buyer Parent shareholder with respect to this Agreement or any of the Transactions; provided that, with respect to a matter described in any of the foregoing clauses (i) through (vii), such matter shall be excluded only to the extent that such change, effect, event, matter, occurrence or state of facts does not have a disproportionate adverse effect on the Business Entities relative to other participants in any of the industries in which the Business Entities operate.

“Material Contracts” has the meaning assigned to such term in Section 3.12(a).

“Multi-Employer Plan” shall have the meaning set forth in Section 3(37) of ERISA.

“Multiple Employer Plan” shall have the meaning set forth in Section 413 of the Code.

“Net Working Capital” means, as of any particular time, the difference, whether positive or negative, of (a) the current assets of the Company and its Subsidiaries (excluding (i) Cash, (ii) current and deferred Tax assets, (iii) management fee receivables, (iv) any portion of any right to use the current assets, (v) loans (including interest accrued thereon) to employees and their affiliates that the Company shall forgive or that will be repaid with cash paid by the Company to the employee borrower as a bonus, in the Ordinary Course of Business in an amount not to exceed $115,000, and (v) any current assets of the Excluded Business), minus (b) the aggregate current liabilities of the Company and its Subsidiaries (including deferred revenue, and excluding (i) any Funded Indebtedness, (ii) current or deferred Tax liabilities and any Tax liabilities taken into account in determining Funded Indebtedness, (iii) Transaction Costs, (iv) any portion of any operating lease liabilities, (v) current liabilities for bonus payables that are accrued under GAAP but not earned and unpaid as of the Effective Time and (vi) any current liabilities of the Excluded Business), in each case, (A) solely reflecting the line items included on Exhibit E, and (B) calculated in accordance with the Accounting Principles. For illustrative purposes only, the determination of Net Working Capital as of the date hereof is set forth on Exhibit E. For the avoidance of doubt, to the extent the sample calculation of Net Working Capital as presented in Exhibit E conflicts with the Accounting Principles, the Accounting Principles shall prevail.

“Net Working Capital Adjustment Amount” means (i) if the Closing Net Working Capital exceeds the Target Net Working Capital, the amount (expressed as a positive number) by which Closing Net Working Capital exceeds the Target Net Working Capital, or (ii) if the Target Net

Working Capital exceeds the Closing Net Working Capital, the amount (expressed as a negative number) by which Closing Net Working Capital is less than the Target Net Working Capital.

“New RPM Reorganization” has the meaning assigned to such term in the recitals.

“Non-Defaulting Party” has the meaning assigned to such term in Section 11.6.

“Obligation” has the meaning assigned to such term in Section 11.6.

“OFAC” has the meaning assigned to such term in Section 3.8(h).

“Orders” means judgments, writs, decrees, compliance agreements, injunctions or orders of any Governmental Authority or arbitrator.

“Ordinary Course of Business” means the ordinary course of business consistent with the past custom and practice of the Business Entities.

“Original Document” has the meaning assigned to such term on Section 7.3(c).

“Outside Date” has the meaning assigned to such term in Section 9.1(b).

“Owned Intellectual Property” means each item of Intellectual Property owned or purported to be owned by a Business Entity.

“Parties” or “Party” has the meaning assigned to such term in the preamble to this Agreement.

“Percentage Interest” means, at a given time, with respect to each Seller, the quotient (stated as a percentage) of the Closing Consideration actually received by such Seller divided by the total amount of Closing Consideration actually received by all Sellers.

“Permits” means all permits, licenses, certificates, registrations, franchises, approvals, certificates, variances and similar authorizations obtained, or required to be obtained, from Governmental Authorities.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or being contested in good faith by appropriate proceedings or the making of appropriate demands, notices or filings and for which there are adequate reserves on the books, (b) workers or unemployment compensation Liens arising in the Ordinary Course of Business and for which there are adequate reserves on the books, (c) mechanic’s, materialman’s, supplier’s, vendor’s, carriers’, workers’, repairers’, warehousemen’s or similar Liens arising in the Ordinary Course of Business, (d) zoning ordinances, recorded easements and all other matters of record affecting the Leased Real Property or matters which would be revealed by a survey, and that in each case do not, individually or in the aggregate, materially impair the current or intended use, operation or occupancy of the Leased Real Property, or materially detract from the value of or have a Material Adverse Effect thereon, (e) with respect to the Leased Real Property, (1) the terms, conditions, and provisions of the Real Property Leases; (2) any Lien or other matter affecting title to the fee estate underlying such Leased Real Property; (3) Liens in favor of landlords, lessors, sublessors or licensors under the Real Property Leases or encumbering the interests of such lessors, sublessors or licensors (or holder of superior interests); (4) any right, title or interest of a landlord, lessor, sublessor or licensor under any of the Real Property Leases; and (5) all matters that may be shown on any title commitments and title policies, and any matter that would be reflected on a current, accurate ALTA/NSPS survey or physical inspection of any parcel of Leased Real Property, (f) imperfections or defects in title, the existence of which would not reasonably be expected to impair the current operations of the Business Entities in any material respect, (g) any defects, burdens or irregularities which are based solely on a lack of information in the Sellers’ files, (h) defects arising from any change in applicable Law after the date of this Agreement, or (i) in respect of Company Units, any restrictions (whether on the transferability thereof or otherwise) imposed pursuant to securities or similar Laws or arising from this Agreement or the other Documents.

“Person” shall be construed broadly and shall include an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Authority (or any department, agency, or political subdivision thereof).

“Personal Data” means (a) any information relating to an identified or identifiable individual, including: names, postal addresses, email addresses, telephone numbers, dates of birth and Social Security numbers; and (b) “personal data”, “personal information”, “personally identifiable information”, and any terms of similar import, in each case as defined under one or more Information Privacy and Security Laws.

“Plans” means each Employee Benefit Plan (A) that covers any present or former Service Provider (or any dependents or beneficiaries of such Persons) that are maintained, sponsored, entered into or contributed to by any of the Business Entities or (B) with respect to which any of the Business Entities is obligated to contribute or have, or may be reasonably expected to have, any Liability whether direct or indirect (including any Liability on account of any ERISA Affiliate of the Business Entities).

“Pre-Closing Occurrences” has the meaning assigned to such term in Section 7.17(b).

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion ending on and including the Closing Date for any Straddle Period.

“Proceeding” means any action, suit, proceeding, complaint, claim, demand, charge, hearing, inquiry or investigation before or by a Governmental Authority or arbitrator.

“Proxy Statement” has the meaning assigned to such term in Section 7.18(a).

“Qualified Plan” has the meaning assigned to such term in Section 3.16(a).

“Qualifying Offer” has the meaning assigned to such term in Section 7.9.

“Real Property Leases” has the meaning assigned to such term in Section 3.19(b).

“Recovery Costs” has the meaning assigned to such term in Section 7.17(c).

“Reference Date” means January 1, 2022.

“Regulatory Approvals” has the meaning assigned to such term in Section 7.2(a).

“Release” means any release or threatened release, including any spill, emission, leaking,

pumping, pouring, emitting, emptying, escaping, dumping, injection, disposal, discharge, migrating or leaching of any Hazardous Materials into the Environment.

“Representative” with respect to a particular Person, means any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of such Person.

“Requisite Approval” means (a) approval and authorization by ordinary resolution of the shareholders of Buyer Parent of the entry into this Agreement, the other Documents and the Transactions and the grant of allotment authority for the issue of such number of additional Class A shares of Buyer Parent as will be sufficient to allow for the exchange in full of an aggregate number of Class B Shares of Buyer equivalent to the number of Buyer Shares issued pursuant to the Closing Consideration into such Class A shares, (b)(i) approval and authorization delivered as of the date hereof by ordinary resolution of the shareholders of Buyer of the entry into this Agreement, the other Documents and the Transactions and the grant of allotment authority for the issue of the Buyer Shares pursuant to the Closing Consideration, and (ii) approval by special resolution of the shareholders of Buyer of the adoption of the amended and restated articles of association of Buyer in form and substance reasonably satisfactory to the Buyer and Seller Representative (the “A&R Articles of Association”), and (c) approval by separate class consent of the holder of the Class C share of Buyer of the adoption of the A&R Articles of Association.

“Restrictive Covenants Agreement” has the meaning assigned to such term in Section 2.3(a)(xi).

“Royalty-Like Rights” means contractual rights to income derived from the sales of, or revenues generated by, pharmaceutical, biopharmaceutical, medical and/or healthcare products, processes, devices, or enabling and delivery technologies that are protected by patents, trademarks or copyrights, governmental or other regulations or otherwise by contract.

“Royalty Investments” means (i) Royalty-Like Rights; (ii) ownership interests in any entities formed for the purpose of holding Royalty-Like Rights or substantially all of the assets of which consist of Royalty-Like Rights; (iii) any securities, investments or contracts that may provide a hedge for Royalty-Like Rights; (iv) fixed payment arrangements that have economic characteristics similar to Royalty-Like Rights or debt, including bonds, preferred stock and the debt component of any convertible or other hybrid security; and (v) other assets and investments reasonably considered by the Buyer Parent to be related to the foregoing.

“RPM Credit Document Assumption” has the meaning assigned to such term in Section 2.3(a)(vi).

“RPM Credit Documents” means that certain Loan Agreement, dated as of December 11, 2023, between Bank of America, N.A. and RPM and related documents.

“RPM Policies” has the meaning assigned to such term in Section 7.17(b).

“RP Management Equity Incentive Plan” means the RP Management Equity Incentive Plan, as amended.

“RP MIP Interests” has the meaning assigned to such term on Section 3.1(d).

“Sanction” has the meaning assigned to such term in Section 3.8(h).

“Sanctioned Person” has the meaning assigned to such term in Section 3.8(h).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

“Self-Regulatory Organization” means the Financial Industry Regulatory Authority, each national securities exchange in the United States, each non-U.S. securities exchange, and each other commission, board, agency or body, whether United States or foreign, that is charged with the supervision or regulation of brokers, dealers, commodity pool operators, commodity trading advisors, futures commission merchants, securities underwriting or trading, stock exchanges, commodities exchanges, insurance companies or agents, investment companies or investment advisers, or to the jurisdiction of which the Business Entities is subject.

“Seller” and “Sellers” have the meanings assigned to such terms in the preamble to this Agreement.

“Seller Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization), Section 4.2 (Title to Company Units), Section 4.3 (Authority), Section 4.4 (Non-Contravention) and Section 4.6 (Brokers).

“Seller Representative” has the meaning assigned to such term in the preamble to this Agreement.

“Seller Tax Contest” has the meaning assigned to such term on Section 7.7(c)(i).

“Seller Tax Return” has the meaning assigned to such term on Section 7.7(a)(i).

“Service Provider” means any director, officer, employee, manager, individual independent contractor or consultant or other individual service provider of any Business Entity.

“Software” means all computer programs, systems, applications and code, including but not limited to application software, system software, firmware, middleware, mobile digital applications, assemblers, applets, compilers and binary libraries, including all source code and object code versions of any and all of the foregoing, in any and all forms and media, and all related documentation.

“Straddle Period” means any Tax period that includes (but does not end on) the Closing

Date.

“Sub Cap” has the meaning assigned to such term in Section 6.4(c).

“Subsidiary” of any Person means any corporation, partnership, limited liability company or other legal entity in which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, fifty percent (50%) or more of the stock or other equity or ownership interests, the holder of which is generally entitled to elect a majority of the board of directors or other governing body of such legal entity.

“Subsidiary Interests” has the meaning assigned to such term in Section 3.1(c).

“Support Services Agreement” means a services agreement by and among the Company, Royalty Pharma II, LLC and RPM in form and substance reasonably satisfactory to the Buyer and Seller Representative.

“Survival Period” has the meaning assigned to such term in Section 6.1.

“Target Net Working Capital” means negative $167,000.

“Tax Contest” means any audit, assessment, reassessment, claim, examination or other inquiry relating to Taxes by any Taxing Authority or any judicial or administrative proceeding relating to Taxes.

“Taxes” means, with respect to any Person, (a) all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits, gains or selected items of income, earnings or profits) and all gross receipts, sales, goods and services, harmonized sales, use, ad valorem, transfer, franchise, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property or windfall profits taxes, alternative or add-on minimum taxes, customs duties, import or export taxes and other taxes, escheat or unclaimed property obligations, fees, assessments or charges of any kind whatsoever, together with all interest and penalties, additions to tax and other additional amounts imposed by any taxing authority (domestic or foreign) on such Person (if any) and (b) any Liability for the payment of any amount of the type described in the immediately preceding clause (a) as a result of being a transferee or successor by contract, merger, conversion or otherwise or a member of an affiliated, combined, consolidated or unitary group.

“Tax Representations” means Section 3.10.

“Tax Return” means any return, declaration, report, election, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party Claim” has the meaning assigned to such term in Section 6.5(b).

“Trade Secret” means a trade secret under applicable Law.

“Transaction Documents” has the meaning assigned to such term on Section 7.3(c).

“Transfer Agent” means Computershare Trust Company, N.A..

“Transaction Costs” means the aggregate amount of all expenses, fees, costs and other liabilities incurred by or on behalf of, or payable by, the Company or any of its Subsidiaries

(including those that become due or payable on or after the Closing pursuant to Contracts in effect at or prior to the Closing), in connection with the preparation, negotiation, execution or consummation of this Agreement and the consummation of the Transactions contemplated hereby, whether or not accrued and whether billed or payable prior to, on or after the Closing, including (a) the amount of all retention, severance, change of control, transaction or similar bonuses or payments paid or payable to any Person, including current or former Service Providers, in connection with, as a result of or conditioned in whole or in part on, the consummation of the Transactions (but excluding any “double trigger” payments or any amount payable as a result of any actions taken by Buyer, the Company or any of their respective Subsidiaries after the Closing), whether alone or in connection with any other event (including all change of control payments, deferred compensation, transaction, retention, severance, or similar payments or bonuses), inclusive of the employer portion of any payroll, employment or similar Taxes with respect thereto; (b) any legal, accounting, investment banking, financial advisory (including the brokers referred to in Section 3.20), valuation experts, data room administrators, attorneys, consultants and other third party fees and other expenses incurred by the Company or any of its Subsidiaries in connection with the Transactions, in each case, whether or not invoiced; (c) the amount of all payments paid or payable by the Company or any of its Subsidiaries under any phantom equity arrangement, including any phantom equity award with respect to RP MIP equity interests; and (d) the employer share of any applicable Taxes associated with the payments described in clause (a) and (c) above. Notwithstanding the foregoing, “Transaction Costs” shall not include (x) any expenses, fees, costs and other liabilities incurred by the Company or any of its Subsidiaries on behalf of the Buyer, Buyer Parent and/or their direct and indirect Subsidiaries in their respective capacities as manager of such entities, (y) Transfer Taxes allocated to Buyer pursuant to Section 7.3 or (z) fees, expenses and premiums incurred to obtain the D&O Tail contemplated by Section 7.6.

“Transaction Deductions” means, without duplication, the deductible portion (determined for income Tax purposes under applicable Law of any Transaction Cost, Funded Indebtedness (including any Tax deductions for unamortized financing costs) or other deductible payments made in connection with the completion of the transactions contemplated by this Agreement; provided, that for these purposes the safe harbor set forth in Revenue Procedure 2011-29, 2011-18 IRB shall be applied to any such expenses that are “success-based fees”.

“Transactions” means the transactions contemplated by this Agreement, including the execution, delivery and performance of each of the Documents and the consummation of the New RPM Reorganization and the Closing.

“Transfer Taxes” means all sales (including bulk sales), use, transfer (including real property transfers or gains), filing, recording, ad valorem, privilege, documentary, gains, gross receipts, registration, conveyance, excise, license, stamp, duties or similar taxes or fees, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, but for the avoidance of doubt not including any income taxes (or withholding taxes with respect thereto) or taxes on capital gains.

“Unpaid Transaction Costs” means, as of a given date, the aggregate amount of unpaid Transaction Costs.

“WARN Act” has the meaning assigned to such term in Section 3.15(a).

Article XI.
MISCELLANEOUS

11.1    No Third Party Beneficiaries. This Agreement is intended to be solely for the benefit of the Parties to this Agreement, and shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns, personal representatives, heirs and estates, as the case may be; provided, that (a) each D&O Indemnitee is a third party beneficiary of Section 7.6, (b) each Indemnified Party is a third party beneficiary of Article VI, and (c) Akin Gump Strauss Hauer & Feld LLP is a third party beneficiary of Section 11.18.

11.2    Entire Agreement. This Agreement and the other Documents referred to herein constitute the entire agreement among the Parties and supersede any prior correspondence or documents evidencing negotiations between the Parties, whether written or oral, and all understandings, agreements or representations by or among the Parties, written or oral, that may have related in any way to the subject matter of any Document.

11.3    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns and heirs, and if any Seller distributes, gives or otherwise transfers any portion of the Aggregate Cash Consideration or Aggregate Stock Consideration to any Individual Equityholder, such Seller shall notify Buyer thereof and such Individual Equityholder shall assume his or her pro rata portion of such Seller’s obligations hereunder pursuant to a written instrument executed by such Individual Equityholder and enforceable by Buyer against such Equityholder. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided, however, that the Buyer may, without the need for further consent from any Seller or Seller Representative (a) assign any or all of its rights and interests hereunder to one or more of its Affiliates; (b) designate one or more of its Affiliates to perform its obligations hereunder; and/or (c) assign its rights hereunder to any lenders or financing sources, provided that in any or all of which cases the Buyer nonetheless shall remain responsible for the performance of all of their respective obligations hereunder.

11.4    Counterparts; Execution. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. This Agreement and each of the other Documents may be transmitted by facsimile machine or by electronic mail or transmission and any Party’s signature appearing on a faxed copy of this Agreement or any other Document or an electronically transmitted copy of this Agreement or any other Document shall be treated as an original signature for all purposes under applicable Law, including for admission into evidence in any legal proceeding.

11.5    Headings. The section and other headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

11.6    Right of Set Off. If any Party’s (the “Defaulting Party”) payment obligations as finally determined either under Section 2.6 or Section 6.8 (“Obligations”) are not paid in full in cash within thirty (30) days after being due pursuant to the terms of this Agreement, then the applicable Party that is owed payment (the “Non-Defaulting Party”) is hereby authorized, to the fullest extent permitted by Law, to set off and apply any amounts at any time held by the Company or its Subsidiaries, the Non-Defaulting Party or any of their respective Affiliates on behalf of the Defaulting Party and/or its Affiliates payable to the Defaulting Party and/or its Affiliates by the Company or its Subsidiaries, the Non-Defaulting Party or any of their respective Affiliates, including any distributions (except for Tax distributions) owed to the Defaulting Party and/or its Affiliates in respect of the equity interests in the Non-Defaulting Party or the Company or any Subsidiary directly or indirectly held by Defaulting Party and/or its Affiliates, or any and all indebtedness or monetary obligations at any time owing by the Company or any of its Subsidiaries, the Non-Defaulting Party or any of their respective Affiliates to the Defaulting Party and/or its Affiliates, against any or all of such unpaid Obligations (subject to the caps set forth in Article VI, to the extent applicable).

11.7    Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given when delivered personally to the recipient on a Business Day prior to 8:00 P.M. local time, otherwise on the next Business Day, transmitted by facsimile or electronic mail to the intended recipient on a Business Day prior to 8:00 P.M. local time, otherwise on the next Business Day at the facsimile number or email address set forth therefor below (with electronic confirmation of receipt and hard copy to follow), or one (1) Business Day after deposit with a nationally recognized overnight delivery service for overnight delivery (receipt requested) and addressed to the intended recipient as set forth below:

If to the Sellers, the Seller Representative, RPM or the Company (prior to the Closing):

c/o RP Management, LLC

110 E. 59th Street, Suite 3300

New York, New York 10022

Attention:	General Counsel
Email:	l-legal-finance@royaltypharma.com

with a copy (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036-6745

Attention:	Stuart Leblang; David Antheil; Eric Wexler
Email:	sleblang@akingump.com; dantheil@akingump.com; ewexler@akingump.com

If to the Buyer:

c/o Royalty Pharma Holdings Ltd.

110 East 59th Street
New York, NY 10022
Attention: General Counsel
Email: l-legal-finance@royaltypharma.com

with a copy to (which shall not constitute notice), to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention:	Richard Truesdell; Harold Birnbaum
Email:	Richard.truesdell@davispolk.com; harold.birnbaum@davispolk.com

Any Party may send any notice, request, demand, claim or other communication hereunder to the intended recipient at the address set forth above using any other means, but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Person may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

11.8    Governing Law. This Agreement will be governed by and construed in accordance with the Laws of the State of Delaware without regard to conflicts of laws principles that would require the application of the Law of any other jurisdiction, and the obligations, rights and remedies of the Parties under this Agreement shall be determined in accordance with such Law.

11.9    Amendments and Waivers. No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Buyer and the Seller Representative. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

11.10    Incorporation of Exhibits and Schedules. The Exhibits, Schedules and other attachments identified in this Agreement are part of this Agreement as if set forth in full herein (subject to Section 11.11).

11.11    Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. The word “including” shall mean including without limitation. Disclosure or reference in a particular Schedule hereto shall be deemed to adequately disclose an exception to another representation or warranty made herein only if the relevance of that disclosure or reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable Person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall be deemed to adequately disclose an exception to a representation or warranty made herein (including if the representation or warranty has to do with the existence of the document or other item itself). If any payment is required to be made or other action is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be made or taken on the next Business Day. Any reference in this Agreement to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time. Unless otherwise indicated to the contrary herein by the context or use thereof: (i) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause contained in this Agreement; (ii) masculine gender shall also include the feminine and neutral genders, and vice versa; (iii) words importing the singular shall also include the plural, and vice versa; (iv) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; and (v) references to “dollar,” “dollars” or “$” shall be to the lawful currency of the United States.

11.12    Independence of Covenants and Representations and Warranties. All covenants hereunder shall be given independent effect so that if a certain action or condition constitutes a default under a certain covenant, the fact that such action or condition is permitted by another covenant shall not affect the occurrence of such default, unless expressly permitted under an exception to such initial covenant. In addition, all representations and warranties hereunder shall be given independent effect so that if a particular representation or warranty proves to be incorrect or is breached, the fact that another representation or warranty concerning the same or similar subject matter is correct or is not breached will not affect the incorrectness of or a breach of a representation and warranty hereunder.

11.13    Remedies. Except as otherwise provided herein or in the other Documents, the Parties shall each have and retain all other rights and remedies existing in their favor at Law or equity, including any actions for specific performance and/or injunctive or other equitable relief to enforce or prevent any violations of the provisions of this Agreement. Without limiting the generality of the foregoing, each Seller hereby agrees that if such Seller fails to convey its Company Units to the Buyer in accordance with the provisions of this Agreement, the Buyer would be irreparably damaged and the Buyer’s remedy at law would be inadequate. In such event, the Buyer shall be entitled to an injunction or injunctions to prevent breaches of any of the terms or provisions of this Agreement, and Buyer shall have the right, in addition to all other rights and remedies it may have, to specific performance of the obligations of each Seller to sell, transfer and assign the Company Units, and each Party hereby agrees to waive the defense (and not to interpose as a defense or in opposition) in any such suit that the other Parties have an adequate remedy at law, and hereby agrees to waive any requirement to post any bond in connection with obtaining such relief.

11.14    Severability. It is the desire and intent of the Parties that the provisions of this Agreement be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn or otherwise modified so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn or modified, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

11.15    Waiver of Jury Trial. NO PARTY TO THIS AGREEMENT OR ANY ASSIGNEE, SUCCESSOR, HEIR OR PERSONAL REPRESENTATIVE OF A PARTY SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE OTHER AGREEMENTS OR THE DEALINGS OR THE RELATIONSHIP BETWEEN THE PARTIES. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION, IN WHICH A JURY TRIAL HAS BEEN WAIVED, WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT OR HAS NOT BEEN WAIVED. THE PROVISIONS OF THIS SECTION HAVE BEEN FULLY DISCUSSED BY THE PARTIES HERETO, AND THESE PROVISIONS SHALL BE SUBJECT TO NO EXCEPTIONS. NO PARTY HERETO HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY HERETO THAT THE PROVISIONS OF THIS SECTION WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

11.16    Jurisdiction and Venue; Service of Process; Equitable Remedies.

(a)    Jurisdiction and Venue.

(i)    Each of the Parties hereby irrevocably and unconditionally submits, for itself, himself or herself and its, his or her property, to the jurisdiction of the Court of Chancery of the State of Delaware and any appellate court therefrom within the State of Delaware, in any action or proceeding arising out of or relating to this Agreement or for recognition or enforcement of any judgment, and each of the Parties hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such federal or state court to the extent permitted by Law. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party agrees not to commence a claim or proceeding hereunder in a court other than the Court of Chancery of the State of Delaware, except (i) if required as a mandatory counterclaim or cross-claim in a proceeding commenced by the other Party in a jurisdiction other than Delaware or (ii) if such Party has first brought such claim or proceeding in the Court of Chancery of the State of Delaware, and such court has denied jurisdiction over such claim or proceeding (in which case all references herein to the Court of Chancery of Delaware shall be deemed instead to refer to any federal or state court sitting in the State of Delaware).

(ii)    Each of the Parties irrevocably and unconditionally waives, to the fullest extent it, he or she may legally and effectively do so, any objection that it, he or she may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to the Agreement in any federal or state court sitting in the State of Delaware. Each of the Parties irrevocably waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(b)    Service of Process. The Parties further agree that the mailing by certified or registered mail, return receipt requested to both (i) such other Party and (ii) counsel for such other Party (or such substitute counsel as such Party may have given written notice of prior to the date of such mailing), of any process required by any such court shall constitute valid and lawful service of process against them, without the necessity for service by any other means provided by Law. Notwithstanding the foregoing, if and to the extent that a court holds such means to be unenforceable, each of the Parties’ respective counsel (as referred to above) shall be deemed to have been designated agent for service of process on behalf of its respective client, and any service upon such respective counsel effected in a manner which is permitted by Delaware Law shall constitute valid and lawful service of process against the applicable Party.

(c)    Specific Performance. If any Party breaches, or threatens to commit a breach of, any of the terms or provisions herein, including the provisions of Article VII hereof, the other Party shall have the right and remedy to receive from an appropriate court of jurisdiction determined pursuant to Section 11.16 specific performance or injunctive relief against any act which would violate any of the terms or provisions of this Agreement, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to the Parties and that money damages will not provide an adequate remedy to the Parties, and it being further acknowledged that such right and remedy shall be in addition to, and not in lieu of, any other rights and remedies available to the Parties under law or in equity. To the extent a Party brings a Proceeding to enforce specific performance under this Agreement before the Closing, the Outside Date shall automatically be extended to the twentieth (20th) Business Day after such Proceeding is no longer pending or such other date established by the presider in the Proceeding.

11.17    Public Announcements. Except as otherwise required pursuant to applicable Law or rules of any national securities exchange, the Parties hereby agree, and agree to cause their respective controlled Affiliates, not to, issue any press release or similar announcement announcing the Transactions without the prior written consent of Buyer and Seller Representative , which consent shall not be unreasonably withheld, conditioned or delayed; provided, that with respect to any notice which is required pursuant to applicable Law or rules of any national securities exchange, the Party proposing to issue any press release or similar public announcement or communication in compliance with any such requirement shall before doing so (to the extent permissible under applicable Law or rules of any national securities exchange, as applicable) consult in good faith with the other Parties and consider in good faith any proposed comments. Notwithstanding anything to the contrary contained in this Section 11.17, the Parties or their Affiliates (and, in the case of Buyer, the Company and its Subsidiaries) may make customary disclosures, including the key economic terms of the transactions contemplated in this Agreement and the return realized as a result thereof, to its current or prospective investors, Affiliates, partners, members, financing sources, counsel, accountants, consultants and other advisors; provided, that, in each case, such disclosure (a) has a valid business purpose and is effected in a manner consistent with customary practices, and (b) is made only to parties with an obligation to maintain the confidentiality of any information that would reasonably be considered material non-public information of the Parties (assuming the Closing had occurred).

11.18    Provision Respecting Legal Representation. Each of the Parties hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees, trustees and Affiliates, that Akin Gump Strauss Hauer & Feld LLP has served solely as counsel to certain of the Sellers or any Business Entity in connection with negotiation, preparation, execution and delivery of this Agreement and the consummation of the Transactions, and that, following consummation of the Transactions, Akin Gump Strauss Hauer & Feld LLP (or any successor thereof) may serve as counsel to the Sellers or any Business Entity or any director, member, partner, officer, employee or Affiliate of any of the foregoing in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the Transactions (even if, without limitation, adverse to the Company and its Subsidiaries) notwithstanding such representation and each of the Parties hereby consents thereto and waives any conflict of interest arising therefrom, and each of such Parties shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation.

11.19    Appointment and Authorization of the Seller Representative.

(a)    Each Seller irrevocably appoints Legorreta as the “Seller Representative” and as such Seller’s sole and exclusive agent and attorney-in-fact to take such action as agent and attorney-in-fact on such Seller’s behalf and to exercise such powers under this Agreement which requires any form of Seller approval or consent, together with all such powers as are reasonably incidental thereto. The Seller Representative may perform its duties as such through sub-agents and attorneys-in-fact and shall have no liability for any acts or omissions of any such sub-agent or attorney if selected by it with reasonable care. The Buyer shall be entitled to deal exclusively with the Seller Representative on behalf of any and all Sellers with respect to all matters relating to this Agreement, and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Seller by the Seller Representative, and on any other action taken or purported to be taken on behalf of any Seller by the Seller Representative, as fully binding upon such Seller.

(b)    Without limiting the generality of the foregoing set forth in Section 11.19(a), the Seller Representative, acting alone without the consent of any Seller, is hereby authorized by each of the Sellers to: (i) take any and all actions under this Agreement without any further consent or approval from any other Person, (ii) cause the Closing to occur, (iii) agree to calculations and determinations hereunder, and supervise, defend, coordinate and negotiate adjustments under Section 2.6 and/or claims for indemnification under Article VI (including settlements thereof), (iv) effect payments to the Sellers hereunder, (v) receive or give notices hereunder, and/or (vi) receive or make payments hereunder.

(c)    The Parties confirm their understanding that the Seller Representative may also be a Seller, and that it shall have the same rights and powers under this Agreement as other Sellers and may exercise or refrain from exercising the same as though it were not the Seller Representative. The Seller Representative may consult with legal counsel, independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts. The Seller Representative shall not be liable for (i) any action or omission consented to or requested by a majority in interest of the Sellers (based on the Percentage Interests of each Seller)

or (ii) any action or omission otherwise taken by it hereunder except (in the case of this clause (ii) only) in the case of bad faith, willful misconduct, Fraud or gross negligence by the Seller Representative. The Seller Representative shall not be deemed to be a trustee or other fiduciary on behalf of any Seller or any other Person, nor shall the Seller Representative have any liability in the nature of a trustee or other fiduciary. The Seller Representative does not make any representation or warranty as to, nor shall it be responsible for or have any duty to ascertain, inquire into or verify: (A) any statement, warranty or representation made in or in connection with this Agreement or the other Documents; (B) the performance or observance of any of the covenants or agreements of the Sellers under this Agreement or any of the other Documents; or (C) the genuineness, legality, validity, binding effect, enforceability, value, sufficiency, effectiveness or genuineness of this Agreement, the other Documents or any other instrument or writing furnished in connection herewith or therewith. The Seller Representative shall not incur any liability by acting in reliance upon any notice, consent, certificate, statement or other writing (which may be a bank wire, facsimile or similar writing) believed by it to be genuine and to be signed or sent by the proper party or parties.

(d)    Each Seller, severally (and not jointly) based on the Percentage Interest of such Seller, shall pay or reimburse the Seller Representative, upon presentation of an invoice, for all costs and expenses of the Seller Representative (including fees and expenses of counsel to the Seller Representative) in connection with the enforcement of this Agreement and any of the other Documents and/or the protection or preservation of the rights of each Seller and/or the Seller Representative against the Buyer, or any of their respective assets.

(e)    Each Seller shall, severally (and not jointly) based on its Percentage Interests, indemnify, defend and hold harmless the Seller Representative and the Seller Representative’s Affiliates and their respective partners, directors, officers, managers, members, agents, attorneys, employees and shareholders of each of the foregoing (to the extent not reimbursed by the Buyer) against any Proceeding that such indemnitees may suffer or incur in connection with its capacity as the Seller Representative, or any action taken or omitted by such indemnitees hereunder or thereunder, in each case, in connection with the Closing (except such resulting from such indemnitee’s willful misconduct, gross negligence or fraud). The obligations of each Seller under this Section 11.20(e) shall not exceed the aggregate portion of the Closing Consideration actually received by such Seller hereunder.

(f)    Each Seller acknowledges that such Seller has, independently and without reliance upon the Seller Representative or any other Seller, and based on such documents and information as it has deemed appropriate, made its own legal analysis and decision to enter into this Agreement. Each Seller also acknowledges that such Seller will, independently and without reliance upon the Seller Representative or any other Seller, and based on such documents and information as such Seller shall deem appropriate at the time, continue to make such Seller’s own decisions in taking or not taking any action under this Agreement.

(g)    The Seller Representative may resign at any time by giving notice thereof to the Sellers. Upon any such resignation, the Sellers, acting by a majority in interest of the Sellers (based on the Percentage Interests), shall select the successor Seller Representative, and such successor Seller Representative shall thereupon succeed to and become vested with all the rights and duties of the retiring Seller Representative, and the retiring Seller Representative shall be discharged from its duties and obligations hereunder. After the retiring Seller Representative’s resignation hereunder as Seller Representative, the provisions of this Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Seller Representative.

(h)    The Sellers, acting by a majority in interest of the Sellers (based on the Percentage Interests), shall be permitted to remove the Seller Representative if a court of competent jurisdiction shall have ruled, in a final, non-appealable decision, that the Seller Representative has engaged in bad faith, Fraud, gross negligence or willful misconduct in connection with its activities as Seller Representative. In connection with any such removal, a majority in interest of the Sellers (based on the Percentage Interests) shall (i) appoint a successor Seller Representative and (ii) provide written notice thereof to the Buyer, who shall be entitled to rely upon such written notice for all purposes of this Agreement. Such successor Seller Representative shall thereupon succeed to and become vested with all the rights and duties of the removed Seller Representative, and the removed Seller Representative shall be discharged from its duties and obligations hereunder. After the removed Seller Representative’s removal hereunder as Seller Representative, the provisions of this Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while Seller Representative.

(i)    This Section 11.20 sets forth all of the duties of the Seller Representative with respect to any and all matters pertinent hereto. No implied duties or obligations shall be read into this Agreement or any of the other Documents against the Seller Representative. The obligations of the Seller Representative hereunder and under the other Documents are only those expressly set forth herein and therein. Notwithstanding the foregoing, each Seller hereby releases the Buyer, the Company and their Affiliates, Subsidiaries and representatives from any and all liabilities arising as a result of reliance by the Buyer and/or the Company upon any action taken by the Seller Representative.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF, the Parties have executed this Membership Interest Purchase Agreement under seal as of the date first above written.

BUYER:

By:	/s/ George W. Lloyd

Name: George W. Lloyd
Title: Director

For and on behalf of
Royalty Pharma Holdings Ltd.

COMPANY:

ROYALTY PHARMA, LLC

By:	/s/ Pablo Legorreta
Name: Pablo Legorreta
Title: Chief Executive Officer

RPM:

RP MANAGEMENT, LLC

By:	/s/ Pablo Legorreta
Name: Pablo Legorreta
Title: Managing Member

SELLERS:

By:	/s/ Pablo Legorreta
PABLO LEGORRETA

RPM I, LLC

By:	/s/ Pablo Legorreta
Name: Pablo Legorreta
Title: Sole Member

RP MIP HOLDINGS, LLC

By:	/s/ Pablo Legorreta
Name: Pablo Legorreta
Title: Managing Member

SELLER REPRESENTATIVE:

/s/ Pablo Legorreta
PABLO LEGORRETA

Schedule A

Schedule of Sellers and Company Units

Sellers	Company Units
Pablo Legorreta	438,888,668
RPM I, LLC	4,433,219
RP MIP Holdings, LLC	201,678,113

Schedule B

RPM Credit Document Assumption Term Sheet

[See attached.]

Schedule C

Excluded Business

[See attached.]

Exhibit A

New RPM Reorganization

[See attached.]

Exhibit B

Voting Agreement

[See attached.]

Exhibit C

Form Offer Letter

[See attached.]

Exhibit D

Form Restrictive Covenants Agreement

[See attached.]

Exhibit E

Illustrative Calculation of Net Working Capital

[See attached.]